EXHIBIT 99.1

This description of Hydro-Québec is dated as of April 9, 2021 and appears as Exhibit 99.1 to Hydro-Québec’s annual report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2020.

This document may be delivered to you at any time but you should assume that the information herein is accurate only as of April 9, 2021, unless otherwise indicated. Hydro-Québec’s business, financial condition, results of operations and prospects may have changed since that date.

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Hydro-Québec, unless it is included in a registration statement filed under the Securities Act of 1933, as amended.

WHERE YOU CAN FIND MORE INFORMATION

This document appears as an exhibit to Hydro-Québec’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on Form 18-K for the fiscal year ended December 31, 2020 (the “Annual Report”). Additional information with respect to Hydro-Québec is available in the annual report or in other exhibits or amendments to the annual report.

You may access any document we file with the SEC through the SEC’s Electronic Data Gathering, Analysis, and Retrieval system, which is commonly known by the acronym EDGAR, on the SEC’s website at http://www.sec.gov.

You may request a copy of these filings at no cost by calling Hydro-Québec at (514) 289-2518. This document is also available on our website at www.hydroquebec.com; however, any other information available on our website shall not be deemed to form a part of this document or the annual report to which it appears as an exhibit.

FORWARD-LOOKING STATEMENTS

Various statements made throughout this document are forward looking and contain information about financial results, economic conditions and trends, including, without limitation, the statements under the captions Corporate Outlook and Management’s Discussion and Analysis. The words “estimate,” “believe,” “expect,” “forecast,” “anticipate,” “intend” and “plan” and similar expressions identify forward-looking statements. You are cautioned that any such forward-looking statements are not guarantees of future performance. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Such factors may include, among others, business risks, such as variations in runoff that affect hydroelectric plant performance, and general levels of economic activity which affect demand for electricity, and risks related to economic parameters, such as changes in interest and exchange rates or the effects of phenomena such as the COVID-19 pandemic. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this document. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

FOREIGN EXCHANGE

Canada maintains a floating exchange rate for the Canadian dollar in order to permit the rate to be determined by fundamental forces without intervention except as required to maintain orderly conditions. Annual average spot exchange rates for the U.S. dollar, in which some debt of Hydro-Québec is denominated, expressed in Canadian dollars, are shown below.

Foreign Currency	2016	2017	2018	2019	2020	2021[a]
United States Dollar	$1.3256	$1.2984	$1.2962	$1.3270	$1.3410	$1.2710

a)    Monthly average through the end of February 2021.

Sources: Bank of Canada (through April 21, 2017) and Bloomberg L.P.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars.

MAP OF HYDRO-QUÉBEC’S MAJOR FACILITIES

Generating station rated 245 MW or more
Hydro
Thermal
Other facilities
Generating station under construction
735-kV substation
735-kV substation under construction
735-kV line
735-kV line under construction
450-kV direct-current line
Interconnection
Neighboring system (simplified)
Baie d'Hudson
(Hudson Bay)
Baie James
(James Bay)
QUÉBEC
La Grande-1
La Grande-2-A
Robert-Bourassa
La Grande-3
La Grande-4
Laforge-1
Laforge-2
Brisay
Eastmain-1
Bernard-Landry
1927 Privy Council border
(not final)
Romaine-4
Romaine-3
Romaine-2
Romaine-1
Sainte-Marguerite-3
Manic-5-PA
Manic-5
Toulnustouc
René-Lévesque
Outardes-4
Outardes-3
Outardes-2
Jean-Lesage
Bersimis-1
Bersimis-2
Péribonka
Île d'Anticosti
Fleuve Saint-Laurent
(St. Lawrence River)
Îles de la Madeleine
Trenche
Beaumont
La Tuque
Québec
Bécancour
Carillon
Montréal
Beauharnois
ONTARIO
NEW BRUNSWICK
PRINCE EDWARD ISLAND
NOVA SCOTIA
MAINE
VERMONT
NEW HAMPSHIRE
UNITED STATES
Toronto
Lake Ontario
NEW YORK
MASSACHUSETTS
Boston
CONNECTICUT
R.I.
PENNSYLVANIA
NEW JERSEY
New York
Atlantic Ocean
U.S.A.
Canada
Québec
United States
Mexico
0 75 150 km
Lambert, NAD83
80°
75°
70°
65°
55°
50°
45°

FIVE-YEAR REVIEW

CONSOLIDATED AND SELECTED FINANCIAL INFORMATION

	Years ended December 31
	2016	2017	2018	2019	2020
$M
OPERATIONS

Revenue	13,339	13,468	14,370	14,021	13,594

Expenditure
Operations	2,671	2,664	2,843	2,818	3,146
Other components of employee future benefit cost	(233)	(322)	(340)	(557)	(494)
Electricity and fuel purchases	1,866	2,005	2,167	2,227	2,204
Depreciation and amortization	2,597	2,686	2,685	2,782	2,694
Taxes	1,045	1,076	1,111	1,133	1,138
	7,946	8,109	8,466	8,403	8,688

Income before financial expenses	5,393	5,359	5,904	5,618	4,906

Financial expenses	2,532	2,513	2,712	2,695	2,603

Net income	2,861	2,846	3,192	2,923	2,303

DIVIDEND	2,146	2,135	2,394	2,192	1,727

BALANCE SHEET SUMMARY
Total assets	75,167	75,769	76,989	78,563	80,895
Long-term debt, including current portion and perpetual debt	45,909	45,259	46,335	45,767	48,413
Equity	19,704	19,755	21,209	21,448	21,322

INVESTMENTS AFFECTING CASH
Property, plant and equipment and intangible assets	3,460	3,754	3,402	3,614	3,366

FINANCIAL RATIOS
Return on equity[a]	13.4%	12.9%	14.0%	12.4%	9.5%
Capitalization[b]	30.5%	30.7%	31.8%	32.3%	31.0%
Profit margin[c]	21.4%	21.1%	22.2%	20.8%	16.9%
Interest coverage[d]	2.16	2.13	2.18	2.07	1.89
Self-financing[e]	58.8%	66.6%	63.9%	48.6%	12.8%

a)	Net income divided by average equity for the year less average accumulated other comprehensive income for the year.
b)

Equity divided by the sum of equity, long-term debt, current portion of long-term debt, perpetual debt, borrowings and derivative instrument liabilities, less derivative instrument assets and sinking fund.

c)	Net income divided by revenue.
d)	Sum of income before financial expenses and net investment income divided by interest on debt securities.
e)

Cash flows from operating activities less dividend paid, divided by the sum of cash flows from investing activities, excluding net change in short-term investments and sinking fund, and repayment of long-term debt.

Note: Certain comparative figures in the Five-Year Review have been reclassified to conform to the presentation adopted in the current year.

FIVE-YEAR REVIEW (CONTINUED)

OPERATING STATISTICS

	Years ended December 31
	2016	2017	2018	2019	2020

GWh
Electricity sales
In Québec, by segment
Residential	65,065	66,111	69,566	70,688	68,647
Commercial, institutional and small industrial	45,483	45,816	47,659	47,894	45,146
Large industrial	53,635	53,699	50,252	50,358	52,096
Other	5,062	5,077	5,337	5,640	5,557

	169,245	170,703	172,814	174,580	171,446
Outside Québec
Canada/U.S.	32,744	34,935	36,524	34,789	32,397
Total electricity sales	201,989	205,638	209,338	209,369	203,843

$M
Revenue from electricity sales
In Québec, by segment
Residential	5,155	5,285	5,591	5,752	5,535
Commercial, institutional and small industrial	3,842	3,873	4,016	4,056	3,853
Large industrial	2,265	2,288	2,196	2,279	2,208
Other	311	317	331	342	333

	11,573	11,763	12,134	12,429	11,929
Outside Québec
Canada/U.S.	1,626	1,651	1,731	1,510	1,395
Total revenue from electricity sales	13,199	13,414	13,865	13,939	13,324

As at December 31
Number of customer accounts
In Québec, by segment
Residential	3,924,992	3,958,300	3,994,491	4,032,426	4,076,286
Commercial, institutional and small industrial	314,816	316,430	317,608	319,225	321,562
Large industrial	183	184	185	186	189
Other	4,550	4,582	4,630	4,705	4,763
Total customer accounts	4,244,541	4,279,496	4,316,914	4,356,542	4,402,800

FIVE-YEAR REVIEW (CONTINUED)

OPERATING STATISTICS (CONTINUED)

	Years ended December 31
	2016	2017	2018	2019	2020

MW
Installed capacity
Hydroelectric	36,366	36,767	36,767	36,700	36,687
Thermal	542	542	543	543	544
Total installed capacity	36,908	37,309	37,310	37,243	37,231	[a]

GWh
Total energy requirements[b]	223,143	226,824	230,795	229,959	223,869

MW
Peak power demand in Québec[c]	36,797	38,204	38,319	36,159	36,576

km*
Lines (overhead and underground)
Transmission	34,292	34,479	34,361	34,802	34,826	[d]
Distribution	221,843	224,033	224,659	225,304	226,752
Total lines (overhead and underground)	256,135	258,512	259,020	260,106	261,578

a)

In addition to the generating capacity of our own facilities, we have access to almost all the output from Churchill Falls generating station (5,428 MW) under a contract with Churchill Falls (Labrador) Corporation Limited that will remain in effect until 2041. We also purchase all the output from 42 wind farms (3,882 MW) and 7 small hydropower plants (110 MW) and almost all the output from 10 biomass and 4 biogas cogeneration plants (343 MW) operated by independent power producers. Moreover, 968 MW are available under long-term contracts with other suppliers.

b)	Total energy requirements consist of kilowatthours delivered within Québec and to neighboring systems.
c)

The 2020 figure was valid as at February 12, 2021. The values indicated reflect demand at the annual domestic peak for the winter beginning in December, including interruptible power. The 2020–2021 winter peak occurred at 8:00 a.m. on February 1, 2021.

d)	34,554 km of lines operated by the Transmission Provider (as defined herein) and 272 km by the Distributor (as defined herein).

*	1 km = 0.62 miles

OTHER INFORMATION

	2016	2017	2018	2019	2020

Rate increase as at April 1[a]	0.7%	0.7%	0.3%	0.9%	-

As at December 31
Total number of employees[b]
Permanent	17,282	17,338	16,960	16,977	17,414
Temporary	2,270	2,448	2,944	2,500	2,597
	19,552	19,786	19,904	19,477	20,011

Representation of target groups
Women	28.7%	28.9%	28.8%	29.2%	28.5%
Other[c]	7.7%	8.1%	8.9%	10.4%	10.7%

a)

Excluding Rate L for years 2016 to 2019 (see “Distribution – Electricity Rates”). Rate L is the rate that applies to an annual contract whose minimum billing demand is 5,000 kW or more and which is principally related to an industrial activity (“Rate L”).

b)	Excluding employees of subsidiaries and joint ventures.
c)	Self-reported members (men and women) of the following groups: Indigenous peoples, ethnic minorities, visible minorities and people with disabilities.

UNITS OF MEASURE

V: volt (a unit for measuring voltage)
kV: kilovolt (one thousand volts)
W: watt (a unit for measuring power)	Wh: watthour (a unit for measuring electric energy)
kW: kilowatt (one thousand watts)	kWh: kilowatthour (one thousand watthours)
MW: megawatt (one million watts)	MWh: megawatthour (one million watthours)
GW: gigawatt (one billion watts)	GWh: gigawatthour (one billion watthours)
TWh: terawatthour (one trillion watthours)

HYDRO-QUÉBEC

GENERAL

We operate one of the major systems in Canada for the generation, transmission and distribution of electric power. We supply virtually all electric power distributed in Québec, the largest province in Canada in land area and the second largest in population.

Hydro-Québec was created in 1944 by the Hydro-Québec Act of the Parliament of Québec and is an agent of Québec. All capital stock of Hydro-Québec is held by the Minister of Finance on behalf of the Government of Québec (the “Government”).

Our head office is located at 75 René-Lévesque Boulevard West, Montréal, Québec, Canada.

We carry on our activities in the four reportable business segments defined below. The other business segments and activities are grouped together under Corporate and Other Activities for reporting purposes.

•

Generation: The Generation segment (Hydro-Québec Production) (the “Generator”) operates and develops our generating facilities in Québec. It provides the Distributor (as defined below) with a base volume of up to 165 TWh of heritage pool electricity annually (“Heritage Pool Electricity”). Since 2014, the Heritage Pool Electricity has been subject to a yearly indexation (see “Regulatory Framework – Energy Board Act”). The authorized average price was 2.96¢/kWh for 2019 and 3.01¢/kWh for 2020. In addition, the Generator may also compete for contracts under the Distributor’s open tendering process. It sells electricity on wholesale markets as well;

•

Transmission: The Transmission segment (Hydro-Québec TransÉnergie et Équipement, in its role as provider of power transmission services in Québec) (the “Transmission Provider”) operates and develops our power transmission system. It markets system capacity and manages power flows throughout Québec;

•

Distribution: The Distribution segment (Hydro-Québec Distribution et Services partagés, in its role as power distributor in Québec) (the “Distributor”) operates and develops our distribution system and provides electricity to the Québec market. It delivers power and services to its customers with a view to efficiency and sustainable development. In this context, it also promotes energy efficiency among its customers;

•

Construction: The Construction segment consists of activities related to projects carried out by Hydro-Québec TransÉnergie et Équipement and by Société d’énergie de la Baie James (“SEBJ”) (collectively, the “Construction Segment”). It is responsible for construction and refurbishment projects throughout Québec, including in the territory north of the 49th parallel that is governed by the James Bay and Northern Québec Agreement (the “JBNQA”), where SEBJ is the entity responsible for building generating facilities. SEBJ may also carry out certain projects elsewhere in Québec and outside the province; and

•

Corporate and Other Activities: The corporate units support our operating units in the achievement of their business objectives. As at December 31, 2020, Corporate and Other Activities included corporate activities, as well as the Vice-présidence – Technologies de l’information et des communications (Information and Communications Technologies Vice Presidency), Vice-présidence – Stratégies d’entreprise et développement des affaires (Corporate Strategy and Business Development Vice Presidency), Vice-présidence – Évolution de l’entreprise et approvisionnement stratégique (Corporate Evolution and Strategic Procurement Vice Presidency), Direction principale – Centre de services partagés (Shared Services Center Unit), Direction principale – Institut de recherche d’Hydro-Québec (Hydro-Québec Research Institute Unit) and Direction principale – Filiales et innovations commerciales (Commercial Subsidiaries and Innovations Unit), as well as intersegment eliminations and adjustments.

GENERATION

The Generator produces power to supply the Québec market and sells power on wholesale markets.

The following subsidiaries, affiliates and interests are also part of this segment:

•	Churchill Falls (Labrador) Corporation Limited (“CF(L)Co”) (34.2% interest; hydroelectric generation activities);

•	HQ Manicouagan inc. (wholly-owned; holds a 60% interest in Manicouagan Power Limited Partnership, which owns and operates a generating station (McCormick) located on the Rivière Manicouagan);

•

Marketing d’énergie HQ inc. (HQ Energy Marketing Inc.) (“HQEM”) (wholly-owned; conducts energy transactions in other Canadian provinces and holds shares in energy trading companies in Canada and the United States);

•	H.Q. Energy Services (U.S.) Inc. (“HQUS”) (wholly-owned subsidiary of HQEM; power marketer in the United States); and

•	Hydro Renewable Energy Inc. (“HRE”) (wholly-owned subsidiary of HQEM; participates in the development of new projects in the United States).

GENERATION OPERATIONS

Facilities

In Québec, our electric generation system comprises 85 generating stations currently in service, of which 61 are hydroelectric and 24 are thermal; with a total installed capacity of 37,231 MW as of December 31, 2020.

The following table lists the generating stations in service as of such date.

GENERATING STATIONS IN SERVICE IN QUÉBEC

Name of Facility	Year(s) Commissioned[a]	Capacity
		MW
Hydroelectric[b]
Robert-Bourassa	1979-1981	5,616
La Grande-4	1984-1986	2,779
La Grande-3	1982-1984	2,417
La Grande-2-A	1991-1992	2,106
Beauharnois	1932-1961	1,912
Manic-5	1970-1971	1,596
La Grande-1	1994-1995	1,436
René-Lévesque (Manic-3)	1975-1976	1,326
Jean-Lesage (Manic-2)	1965-1967	1,229
Bersimis-1	1956-1959	1,178
Manic-5-PA	1989-1990	1,064
Outardes-3	1969	1,026
Sainte-Marguerite-3	2003-2004	882
Laforge-1	1993-1994	878
Bersimis-2	1959-1960	845
Outardes-4	1969	785
Bernard-Landry (Eastmain-1-A)	2011-2012	768
Carillon	1962-1964	753
Romaine-2	2014	640
Toulnustouc	2005	526
Outardes-2	1978	523
Eastmain-1	2006	480
Brisay	1993	469
Romaine-3	2017	395
Péribonka	2007-2008	385
Laforge-2	1996	319
Trenche	1950-1955	302
La Tuque	1940-1955	294
Romaine-1	2015	270
Beaumont	1958-1959	270
McCormick	1951-1965	235
Rocher-de-Grand-Mère	2004	230
Paugan	1928-1956	216
Rapide-Blanc	1934-1955	204
Shawinigan-2	1911-1929	200
Shawinigan-3	1948-1949	194
Manic-1	1966-1967	184
Rapides-des-Îles	1966-1973	176
Chelsea	1927-1939	152
Sarcelle	2013	150
La Gabelle	1924-1931	131
Première-Chute	1968-1975	131
Les Cèdres	1914-1924	113
Rapides-des-Quinze	1923-1955	109
Rapides-Farmer	1927-1947	104
Other (16 generating stations rated less than 100 MW)	1915-2009	689
Total		36,687

Thermal
Bécancour (gas turbine)	1992-1993	411
Other (23 diesel plants on off-grid systems)[c]	1967-2017	133
Total		544

a)    Indicates year(s) when facilities began commercial operation.

b)    60 facilities are managed by the Generator and one facility is managed by the Distributor.

c)    Managed by the Distributor.

Electricity Purchases

We purchase energy and capacity from the Churchill Falls generating station in Labrador through agreements with CF(L)Co. Under an initial power contract signed in 1969 with CF(L)Co, we agreed to purchase annually, through the year 2041, 4,083 MW of power (the “1969 Power Contract”). In June 1999, we signed another agreement with CF(L)Co to guarantee us the availability of 682 MW of additional power until 2041 for each November 1 to March 31 period. In 2020, the energy and capacity purchased totaled 27.9 TWh at a cost of $97 million as compared to 30.2 TWh in 2019.

We have a power purchase agreement with Rio Tinto Alcan Inc. (“RTA”), that was amended in 2006, for the purchase of 365 MW of peak power and 375 MW of additional peak power. Under this 2006 amendment, we also agreed to purchase from RTA an additional 150 MW of peak power and to extend the agreement until December 31, 2045.

In addition, we purchase energy and capacity under 56 long-term contracts with independent producers located in Québec. During 2020, 2.6 TWh were purchased under these contracts, at a total cost of $192 million. For 2021, we expect to purchase approximately 2.7 TWh. The Distributor also has long-term contracts with independent producers (see “Distribution”).

We also purchase energy and capacity in connection with our energy marketing operations (see “Wholesale and Energy Marketing Operations”).

Peak

We use energy purchased from our neighboring systems, which experience different demand patterns, to meet a portion of our peak power needs in Québec (see “Wholesale and Energy Marketing Operations”). The following table summarizes our peak power demand in Québec and installed capacity as at December 31 for the years 2016 through 2020.

	Peak Power Demand[a]	Installed Capacity	Total Average Load[c]
MW
2016	36,797	36,908	25,403
2017	38,204	37,309	25,893
2018	38,319	37,310	26,346
2019	36,159	37,243	26,251
2020	36,576	37,231[b]	25,486

a)

The 2020 figure was valid as at February 12, 2021. The values indicated reflect demand at the annual domestic peak for the winter beginning in December, including interruptible power. The 2020–2021 winter peak was 36,576 MW and occurred at 8:00 a.m. on February 1, 2021.

b)

In addition to the generating capacity of our own facilities, we have access to almost all the output from Churchill Falls generating station (5,428 MW) under a contract with CF(L)Co that will remain in effect until 2041. We also purchase all the output from 42 wind farms (3,882 MW) and 7 small hydropower plants (110 MW) and almost all the output from 10 biomass and 4 biogas cogeneration plants (343 MW) operated by independent power producers. Moreover, 968 MW are available under long-term contracts with other suppliers.

c)	Total energy requirements consist of kilowatthours delivered within Québec and to neighboring systems, divided by the number of hours in the year.

WHOLESALE AND ENERGY MARKETING OPERATIONS

Québec Wholesale Market

The Québec wholesale electricity market has been open since May 1, 1997. This market is comprised of 11 distributors: the Distributor, nine municipal systems and one regional electricity cooperative. As a result of the opening of the wholesale market, the municipal systems can, subject to the Government’s authorization, purchase electricity from suppliers other than the Distributor, and independent generators in Québec can sell their electricity on the wholesale market using the Transmission Provider’s transmission facilities.

In addition to the Heritage Pool Electricity, the Generator provides other power supplies and products to the Distributor, including a call for tenders issued in 2002 for the supply of 600 MW over a 20-year period starting in March 2007 and a 20-year capacity supply of 500 MW resulting from a call for tenders issued in 2015, which began in December 2018.

Markets Outside Québec

Our main markets outside Québec consist of neighboring networks located in Canada and the United States.

HQUS is a member of New York ISO, ISO New England (which includes all or parts of Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island and Vermont), Midcontinent ISO (which includes all or parts of Arkansas, Illinois, Indiana, Iowa, Kentucky, Louisiana, Michigan, Minnesota, Mississippi, Missouri, Montana, North Dakota, South Dakota, Texas, Wisconsin and Manitoba (Canada)) and PJM Interconnection (which includes all or parts of Delaware, Illinois, Indiana, Kentucky, Maryland, Michigan, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia and the District of Columbia). HQUS is also a participant in the electricity markets operated by Southwest Power Pool Inc. (which includes all or parts of Arkansas, Iowa, Kansas, Louisiana, Minnesota, Missouri, Montana, Nebraska, New Mexico, North Dakota, Oklahoma, South Dakota, Texas and Wyoming) and by ERCOT (which includes parts of Texas). ISOs, or Independent Systems Operators, and RTOs, or Regional Transmission Organizations, enable participants to buy and sell energy, schedule bilateral transactions and reserve transmission service. HQUS holds a permit from the U.S. Federal Energy Regulatory Commission to sell at market-based rates.

HQEM is a participant of the Ontario Independent Electricity System Operator (the “Ontario IESO”). HQEM sells and buys energy in Manitoba, Ontario, New Brunswick and Nova Scotia, and has transmission service agreements with Manitoba Hydro and New Brunswick Power Corporation to reserve transmission service on their respective systems.

We have long-term export contracts for the sale of electricity. The following table summarizes our principal energy export agreements.

PRINCIPAL ENERGY EXPORT AGREEMENTS

Counterparties	Expiry Date	Maximum Capacity	Maximum Annual Deliveries

		MW	TWh
Cornwall Electric – Canada	2030	145	0.6	[a]
Massachusetts Municipal Wholesale Electric Company	2025	15	0.1
New Brunswick Power Corporation	2040	N/A	4.5	[a]
Ontario IESO	2023	N/A	2.0
Vermont power distributors[b,c]	2038	225	1.3

a)	The contract does not provide for maximum annual deliveries. The volume of actual deliveries during the year 2020 is included in this table for reference only.
b)

In addition to these contracts, in May 2020, HQUS signed a power supply contract with Vermont Electric Cooperative, Inc. This contract will be in effect from 2021 to 2023 and we anticipate power sales totaling up to approximately 15 MW.

c)	Green Mountain Power Corporation, Vermont Electric Cooperative, Inc., Vermont Public Power Supply Authority, the Town of Stowe Electric Department and City of Burlington, Vermont Electric Department.

We are continuing talks regarding participation in projects to build transmission lines between Québec and certain states in the northeastern United States. These interconnections would enable us to increase our exports to these markets.

In February 2018, Massachusetts Electric Distribution Companies selected a transmission line project, the New England Clean Energy Connect (“NECEC”) led by NECEC Transmission LLC, in which we are a partner to supply 9.45 TWh of clean hydroelectricity power over a 20-year period.

The NECEC project involves the construction of a new 1,200-MW transmission line from the Québec/Maine border to the City of Lewiston, Maine. All relevant contracts were executed in June 2018 and the final major step in the U.S. regulatory approval process was obtained in January 2021. Although a number of groups continue to oppose the project and to pursue appeals of various related permits, NECEC is currently under construction and expected to begin operation in the Spring of 2023.

On October 15, 2020, The New York State Public Service Commission rendered an order adopting modifications to the State’s Clean Energy Standard by creating a new Tier 4 large-scale renewable program to specifically value environmental attributes associated with renewable energy delivered into New York City which now includes hydropower. A Request for Proposals for the purchase of New York Tier 4 Eligible Energy Certificates was issued by NYSERDA on January 13, 2021 to which we intend to participate.

Electricity Sales and Revenue

The following table summarizes electricity sales and revenue outside Québec, for the years 2016 through 2020.

ELECTRICITY SALES AND REVENUE OUTSIDE QUÉBEC

	Years ended December 31
	2016	2017	2018	2019	2020
Electricity Sales (GWh)	32,744	34,935	36,524	34,789	32,397
Revenue from Electricity Sales ($M)	1,626	1,651	1,731	1,510	1,395

TRANSMISSION

The Transmission Provider offers the following services:

•

transmission of electricity to supply Québec’s native load; the native load is made up of the total transmission requirements of the Québec wholesale market (see “Generation – Québec Wholesale Market”) but excludes customers in remote communities; the Distributor is the Transmission Provider’s largest customer;

•

point-to-point transmission service; as of the end of 2020, the Transmission Provider had signed transmission service agreements with 26 customers, including the Generator, the largest customer for this service; and

•	connection of privately-owned generating facilities to the Transmission Provider’s transmission system; the Transmission Provider currently serves 68 of these generating stations.

This segment includes our holding in Cedars Rapids Transmission Company, Limited, a transmission provider that owns and operates a 325 MW interconnection line linking the Transmission Provider’s grid at Les Cèdres and Langlois substations in Québec with the Cornwall Electric system in Ontario and the National Grid system in New York State.

TRANSMISSION SYSTEM

Most generating complexes in Québec are located at substantial distances from consumer centers. As a result, the Transmission Provider’s transmission system is one of the most extensive in North America, totaling approximately 22,000 miles of lines. The system includes the following facilities as at December 31, 2020.

Voltage	Substations	Lines (miles)[a]
765 kV and 735 kV	41	7,654
450 kV DC	2	757
315 kV	83	3,422
230 kV	54	2,021
161 kV	43	1,330
120 kV	222	4,361
69 kV or less	93[b]	2,095[c]
TOTAL	538	21,640

a)     Miles covered by the transmission system. Many facilities carry two circuits on the same infrastructure.

b)     82 substations operated by the Transmission Provider and 11 by the Distributor.

c)     1,926 miles of lines operated by the Transmission Provider and 169 miles by the Distributor.

The Transmission Provider offers open access to its transmission grid in accordance with the Hydro-Québec Open Access Transmission Tariff. Consequently, electricity distributors, producers and marketers in and outside Québec have the option to enter into transactions with distributors, producers and marketers to buy or sell electricity and to wheel in, wheel out or wheel through the Transmission Provider’s transmission grid at specified rates.

The Direction principale – Contrôle des mouvements d’énergie et exploitation du réseau (System Control and Operations Unit) is responsible for energy dispatching, power flow supervision and system security monitoring. It also acts as Reliability Coordinator for transmission systems in Québec. The Transmission Provider’s transmission system is linked through interconnections with other major power systems in Canada (Ontario, New Brunswick and Newfoundland and Labrador) and the northeastern United States (New York and New England).

The following table shows existing interconnection capacity with neighboring systems outside Québec as at December 31, 2020. Available transfer capacities are posted on the OASIS (Open Access Same-Time Information System) website.

INTERCONNECTIONS WITH NEIGHBORING SYSTEMS OUTSIDE QUÉBEC

		Maximum Export Capacity	Maximum Import Capacity	Voltage
		MW	MW	kV
CANADA	Ontario	2,705	1,970	120, 230 and 240
	New Brunswick	1,200	785	230, 315 and 345
	Newfoundland and Labrador	–	5,150	735

UNITED STATES	New York	1,999	1,100	120 and 765
	New England	2,275	2,170	120 and ±450 DC

DISTRIBUTION

The Distributor provides a secure, reliable supply of electricity and related services to the Québec market. To fulfill this responsibility, the Distributor relies primarily on the Heritage Pool Electricity supplied by the Generator. The Distributor also purchases additional electricity under market conditions by issuing calls for tenders from suppliers in the market (see “Regulatory Framework – Energy Board Act”).

Our distribution system is comprised of 74,158 miles of medium voltage lines (almost exclusively 25 kV), as well as 66,740 miles of low voltage lines. Approximately 10% of all such lines are underground.

The Distributor sells to a wide range of customers, from large industrial users, which accounted for 30.4% of sales volume in 2020, to residential customers, which represented 40.0% of sales volume in the same period. Revenues are also derived from sales to commercial, institutional and small industrial customers as well as distributors operating municipal electric systems.

The Distributor has developed some flexibility in the management of our system and currently has planned for winter 2020–2021 the equivalent of 738 MW of interruptible power, 407 MW of demand-side management mostly for commercial and institutional customers and 490 MW of concurrent peak-saving capacity in our residential dual-energy market. The Distributor has also recently diversified its portfolio of solutions to further increase its flexibility during peak hours. For instance, new dynamic rate options for customers of residential, commercial and institutional sectors are expected to reduce peak load by up to 53 MW for winter 2020–2021. Moreover, our new subsidiary Hilo offers services expected to contribute to better management of energy use and thereby reduce supply requirements.

The Distributor has entered into special agreements with eight industrial customers for whom electricity costs represent a substantial proportion of total production costs. Some of these agreements provide for the sale, on a long-term basis, of firm energy at prices that vary in accordance with a formula based on the market price of aluminum. We manage the exposure to fluctuations in aluminum prices resulting from these contracts by entering into financial transactions, such as futures or swaps (see “Note 15 to the 2020 Consolidated Financial Statements”). In 2020, deliveries under these agreements accounted for 52.6% of the total energy deliveries to large industrial users.

The Distributor relies on various sources to supply the Québec market. It relies primarily on the Heritage Pool Electricity of 165 TWh, which it purchases from the Generator, and also issues short- and long-term calls for tenders. For requirements of less than three months, it may also buy electricity directly on the market, without tendering, under an authorization granted by the Régie de l’énergie (the “Energy Board”). For unforeseen needs that cannot be met otherwise, it relies on a framework agreement with the Generator that covers the period from January 1, 2020 to December 31, 2022.

Further to calls for tenders issued since 2002, the Distributor signed five contracts with the Generator for the supply of 1,100 MW (two contracts totaling 600 MW over a 20-year period beginning in March 2007 and three contracts totaling 500 MW over a 20-year period beginning in December 2018) and 74 contracts with independent producers for the supply of 4,730 MW (including 3,722 MW of wind-generated electricity) for deliveries beginning between 2006 and 2024. The Generator also has long-term contracts with independent producers (see “Generation – Electricity Purchases”).

The following table summarizes these contracts as at December 31, 2020.

LONG-TERM CONTRACTS AWARDED

Type of power	Number of Contracts			Capacity	Starting Date	Expiry Date

				MW
Hydroelectric	12		In service	1,203	2007-2018	2027-2038
	4	[a]	Under development	48	2022-2024	2044-2062

Natural gas cogeneration	1		Mothballed	507	2006	2026

Wind	37	[a]	In service	3,674	2006-2020	2026-2043
	2		Under development	48	2021	2041

Forest biomass cogeneration	16		In service	296	2007-2020	2023-2045
	3		Under development	29	2021-2022	2046-2047

Biomass cogeneration	4		In service	25	2012-2017	2032-2042
TOTAL	79			5,830

a)	One hydroelectric contract and one wind-generated electricity contract are on off-grid systems.

The Distributor manages its flexible and diversified energy portfolio to deal with fluctuations in demand. Every three years, the Distributor prepares a supply plan covering the next 10 years. This supply plan presents forecasts of the Distributor’s customers’ electricity requirements, taking into account energy efficiency measures, along with the various means that the Distributor intends to use to ensure a secure supply of electricity for Québec. The Electricity Supply Plan 2020–2029 was filed with the Energy Board in November 2019 and a final decision is expected during the second part of 2021. A first progress report of the Electricity Supply Plan 2020–2029 was filed with the Energy Board on October 30, 2020.

The Distributor has taken various measures to ensure a balance between supply and demand in Québec, including:

•

Four contracts (previously under development) are now in service since December 2020: three biomass contracts for approximately 30 MW on interconnected grid systems and a 6-MW wind contract on an off-grid system;

•

Further to a new call for tenders launched in February 2020, a five-year contract for wind integration services beginning on September 1, 2020 was signed with the Generator on July 17, 2020 and approved by the Energy Board on October 22, 2020;

•

On October 29, 2015, the Energy Board agreed to exempt us from filing each year to obtain an annual extension of the suspension period for TransCanada Energy’s Bécancour generating station (“TCE”). Should the Distributor require TCE as a base resource, a demand must be made three years prior to its use. As of December 31, 2020, the suspension is in place until 2024 (the accounting for this agreement is described in “Note 3 to the 2020 Consolidated Financial Statements” under “Regulatory Assets – Costs related to a suspension agreement”);

•	Further to a request for proposal, the Distributor acquired 100 MW of Unforced Capacity (UCAP) for January and February 2021; and

•	0.2 TWh of short-term transactions in 2020.

Additional calls for tenders could be made in the coming years in order to maintain this balance (see “Regulatory Framework – Energy Board Act”).

ELECTRICITY RATES

The Distributor’s rates are subject to the Act to simplify the process for establishing electricity distribution rates (the “Rates Simplification Act”), which came into force in December 2019 (see “Regulatory Framework – Energy Board Act”). In particular, it specifies that electricity distribution rates are to be set or modified by the Energy Board every five years as of April 1, 2025, and indexed annually in the interim, based on the annual change in the average Québec Consumer Price Index. The Rates Simplification Act also provided for a freeze on distribution rates for the rate year beginning April 1, 2020, followed by their annual indexation for the next four years.

Prior to implementation of the Rates Simplification Act, rates had been fixed annually to allow recovery of authorized service costs, including estimated supply costs, and a reasonable rate of return on shareholder’s equity.

In November 2020, for the rate year starting April 1, 2021, Hydro-Québec announced a 1.3% increase applicable to all customers except for Rate L customers (large industrial). The increase applicable to Rate L customers is set at 0.8%. This indexation corresponds to a rate of 0.65, as approved in a recent decision of the Energy Board, applied to the general indexation rate of 1.3%.

The following table shows the rate change which took effect in each year and the average yearly rate increase, from 2016 to 2021, as well as annual inflation rates:

	2016	2017	2018	2019	2020	2021
Rate increase as of April 1[a]	0.7%	0.7%	0.3%	0.9%	0%	1.3%
Average rate increase from January 1 to December 31[b]	1.2%	0.7%	0.4%	0.8%	0.2%	1.0%
Inflation Rate[c]	1.4%	1.6%	2.3%	1.9%	0.7%	1.8%	[d]

a)    Excluding Rate L, for which the increase is 0% in 2016, 0.2% in 2017, 0% in 2018, 0.3% in 2019, 0% in 2020 and 0.8% for 2021.

b)    Excluding Rate L.

c)    Canadian Consumer Price Index for the calendar year.

d)    Estimate.

ELECTRICITY SALES AND REVENUE

The following table summarizes consolidated electricity sales and revenue in Québec, by customer segments, for the years 2016 through 2020.

OPERATING STATISTICS
	Years ended December 31
	2016	2017	2018	2019	2020
GWh
Electricity Sales
In Québec, by segment
Residential	65,065	66,111	69,566	70,688	68,647
Commercial, institutional and small industrial	45,483	45,816	47,659	47,894	45,146
Large industrial	53,635	53,699	50,252	50,358	52,096
Other	5,062	5,077	5,337	5,640	5,557
Total Electricity Sales	169,245	170,703	172,814	174,580	171,446
$M
Revenue from Electricity Sales
In Québec, by segment
Residential	5,155	5,285	5,591	5,752	5,535
Commercial, institutional and small industrial	3,842	3,873	4,016	4,056	3,853
Large industrial	2,265	2,288	2,196	2,279	2,208
Other	311	317	331	342	333
Total Revenue from Electricity Sales	11,573	11,763	12,134	12,429	11,929
As at December 31
Number of Customer Accounts
In Québec, by segment
Residential	3,924,992	3,958,300	3,994,491	4,032,426	4,076,286
Commercial, institutional and small industrial	314,816	316,430	317,608	319,225	321,562
Large industrial	183	184	185	186	189
Other	4,550	4,582	4,630	4,705	4,763
Total Customer Accounts	4,244,541	4,279,496	4,316,914	4,356,542	4,402,800

CONSTRUCTION

The Construction Segment consists of activities related to projects carried out by Hydro-Québec TransÉnergie et Équipement and by SEBJ.

Hydro-Québec TransÉnergie et Équipement is responsible for construction and refurbishment projects throughout Québec, except in the territory governed by the JBNQA. SEBJ builds generating facilities in the territory governed by the JBNQA (north of the 49th parallel) and may also carry out certain projects elsewhere in Québec and outside the province.

As an engineering, construction and environmental specialist, the Construction Segment also offers the Generator and the Transmission Provider a variety of services needed for draft-design studies, impact assessments and other undertakings in the context of energy-related projects. These services include technical and scientific surveys, planning, cost estimates and cost control, design, architecture, geomatics and quality control.

CORPORATE AND OTHER ACTIVITIES

Corporate activities consist of the Financial Management Group, the Corporate and Legal Affairs and Governance Group, the Customer Experience, Communications and Community Relations Vice Presidency, the Human Resources Vice Presidency and the Integrated Risk Management Vice Presidency. Other activities include Information and Communications Technologies Vice Presidency, Corporate Strategy and Business Development Vice Presidency, Corporate Evolution and Strategic Procurement Vice Presidency, Shared Services Center Unit, Hydro-Québec Research Institute Unit, Commercial Subsidiaries and Innovations Unit, as well as intersegment eliminations and adjustments.

The following are included under Corporate and Other Activities:

•	Hydro-Québec CapiTech inc. (“Hydro-Québec CapiTech”) (wholly-owned; a venture capital company investing in businesses that provide energy-related high-technology products and services);

•

Hydro-Québec IndusTech inc. (“Hydro-Québec IndusTech”) (wholly-owned; the corporation’s mission is to partner with the private sector in industrializing and marketing technologies resulting from our research activities); and

•	Hydro-Québec International inc. (wholly-owned; notably holds an investment in Innergex énergie renouvelable inc.).

CORPORATE OUTLOOK

As this Annual Report is filed, it is impossible to give a meaningful estimate of the duration and scope of the public health crisis resulting from the COVID-19 pandemic and the extent of the ensuing economic disruption. It is also difficult to assess the fallout on our operations and financial results over the long term. We are carefully monitoring changes in the situation and intend to launch various projects designed to enable us to bounce back and to help our customers.

In a pandemic business context, the Board and Management are reassessing their strategic planning, with a view to filing a revised strategic plan covering the period 2022–2026 during the year 2021.

DEVELOPMENT STRATEGY

In 2021, we plan to invest approximately $4.6 billion, most of which would be allocated to the operations of the Transmission Provider ($2.1 billion), the Generator ($1.1 billion) and the Distributor ($0.9 billion). More than 60% of the total amount is expected to be earmarked for facility maintenance and improvements. The remainder is expected to go toward growth and business development activities.

The 2021 borrowing program is expected to total $3.5 billion. The funds raised are intended to be used to finance a large part of the investment program and to repay maturing debt.

The Generator intends to continue its work on the Romaine complex jobsites in the course of developing Québec’s hydroelectric potential. Three of the four generating stations in this major project, namely Romaine-2, Romaine-1 and Romaine-3, were commissioned in 2014, 2015 and 2017, respectively, and Romaine-4 is scheduled to follow in 2022. At the same time, the Generator plans to continue investing to ensure the long-term operability of its facilities and optimize their output. For instance, refurbishment is under way at Robert-Bourassa, Rapide-Blanc, Carillon and Beauharnois generating stations.

The Transmission Provider intends to devote a large part of its investments to erecting transmission lines, in particular the 735 kV line that should extend 262 km between Micoua substation, in the Côte-Nord region, and Saguenay substation, in the Saguenay–Lac-Saint-Jean region, as well as the approximately 100-km 320-kV direct current interconnection line between Appalaches substation, located near Thetford Mines, and a connection point on the Québec/Maine border. It also plans to continue investing to upgrade and modernize its facilities with the aim of ensuring the reliability and long-term operability of its transmission assets and maintaining service quality. Some examples of this include the projects to replace the grid control systems, special protection systems, and substation protections and controls, as well as work stemming from the architecture development plan for the 315-kV system on the island of Montréal.

The Distributor intends to continue delivering reliable power and high-quality services to all Québec customers and to make additional investments to better meet customer needs. For example, work is ongoing to connect the village of La Romaine and the Innu community of Unamen Shipu, both located in the Basse-Côte-Nord region and currently served by an off-grid system, to the main grid, and a new generating station is expected to be built to supply the Inuit village of Tasiujaq, in the Nord-du-Québec region. The Distributor also plans to pursue projects to maintain and improve the quality of its facilities, such as replacing the distribution grid control system.

WATER-POWER ROYALTIES

As stipulated in the Watercourses Act (Québec), the Generator pays the same statutory royalties as those paid by private producers of hydro-electricity in Québec. These water-power royalties, earmarked for the Government’s Generations Fund, consist of a statutory royalty for the electricity delivered during the year and a contractual royalty payable pursuant to the contract awarded for the operation of a generating station.

For 2021, these royalties, indexed annually to the Consumer Price Index, consist of:

•	a statutory royalty of $3.42 ($3.38, $3.32 and $3.25, for 2020, 2019 and 2018, respectively) per thousand kilowatthours of electricity produced; and

•	a contractual royalty of $0.81 ($0.80, $0.78 and $0.76, for 2020, 2019 and 2018, respectively) per thousand kilowatthours of electricity produced.

These royalties totaled $710 million in 2020, $714 million in 2019 and $699 million in 2018.

CAPITAL INVESTMENT PROGRAM

The capital investment program includes capital expenditure for fixed and intangible assets. The following table is a summary of our capital investments affecting cash for the years 2016 through 2020. Over the 2021–2025 period, we plan to invest approximately $4.5 billion in fixed and intangible assets per year, including an estimated $4.6 billion in 2021, as stated in the table below.

CAPITAL INVESTMENTS AFFECTING CASH

	2016	2017	2018	2019	2020	Estimated 2021

$M
Fixed and Intangible Assets
Generation	906	963	792	1,110	940	1,110
Transmission[a]	1,757	1,971	1,782	1,563	1,423	2,082
Distribution	657	650	664	737	773	935
Construction	8	13	10	4	9	8
Corporate and Other Activities	132	157	154	200	221	425
Total Investments	3,460	3,754	3,402	3,614	3,366	4,560

a)	Including sub-transmission facilities.

Our investments totaled $3,366 million in 2020. Most of this amount was allocated to large scale development projects in the Generation and Transmission segments, as well as to major refurbishment projects to maintain and improve the quality of our assets. During 2020, several construction or refurbishment projects were scaled back, suspended or postponed because of the public health emergency. Even though the pace of work accelerated in the summer and fall of 2020, some of the investments planned in 2020 have been reallocated to following years.

In 2020, the Generator continued working on the construction of the Romaine complex. The first three of the four generating stations in this 1,550-MW project—Romaine-2 (640 MW), Romaine-1 (270 MW) and Romaine-3 (395 MW)—were brought on stream in 2014, 2015 and 2017, respectively. On the last jobsite, Romaine-4 (245 MW), the COVID-19 pandemic brought work to a complete halt. Priority work for impounding the reservoir resumed in May, allowing filling to begin in June, as scheduled. Construction of the dam is complete and concreting of the powerhouse is ongoing. Commissioning of Romaine-4 has been postponed to 2022. In keeping with the energy transition towards a decarbonized economy, the Generator also invested in the construction of two photovoltaic solar generating stations in La Prairie and Varennes, both located in the Montérégie region. The two facilities are expected to be brought onstream in the first half of 2021.

The Transmission Provider worked on more than 1,500 projects aimed at maintaining and improving asset quality. These include the pursuit of various activities under the architecture development plan for the 315-kV system on the island of Montréal, as well as the replacement of the grid control systems, special protection systems, and substation protections and controls. It also carried out work related to the future 262-km, 735-kV Micoua–Saguenay line, which should help maintain the reliability of our transmission system.

In the growth category, the Transmission Provider worked on a project involving the deployment of a 320-kV direct current line running some 100 km between Appalaches substation, near Thetford Mines, and a connection point on the Québec/Maine border, as part of the NECEC project which includes building a new 1,200-MW interconnection between Québec and the New England grid. The Transmission Provider also pursued the construction of 315/25-kV Patriotes substation, in the Laurentides region.

We also carried out several projects in all our business segments to ensure the long-term operability of our facilities and optimize their performance.

Allocation of Capital Expenditure for the Generation, Transmission and Distribution Business Segments

The following tables summarize the allocation of estimated capital expenditure for 2021 among our three major business segments:

GENERATION BUSINESS SEGMENT

	Available Power	Planned Date of Operation	Estimated Capital Expenditure 2021

	MW		$M
ASSET SUSTAINMENT AND OPTIMIZATION
Refurbishment and refitting of generating stations	–	Continuous program	655

DEVELOPMENT PROJECTS
Romaine complex	1,550	2014–2022	451
Other generation projects	–	–	4

			455
Total			1,110

TRANSMISSION BUSINESS SEGMENTa

	Planned Date of Operation	Estimated Capital Expenditure 2021

		$M
ASSET SUSTAINMENT AND OPTIMIZATION
Reliability and long-term operability	Continuous program	1,383

SYSTEM GROWTH PROJECTS
Appalaches–Maine interconnection line	2023	342
Other		357

		699
Total		2,082

a)    Including sub-transmission facilities.

DISTRIBUTION BUSINESS SEGMENTa

Estimated Capital Expenditure 2021

$M
ASSET SUSTAINMENT AND OPTIMIZATION
Reliability and long-term operability	430

DEVELOPMENT PROJECTS	505
Total	935

a)    Including investments in distribution facilities as well as in generating and transmission facilities in our off-grid systems.

Cash Requirements

The total estimated cash requirements for 2021 are approximately $9.3 billion, including approximately $4.6 billion for capital investments, approximately $2.4 billion for long-term debt repayment and approximately $1.7 billion for the payment of the dividend declared for 2020. Our self-financing ratio (defined as cash flows from operating activities less dividend paid, divided by the sum of cash flows from investing activities, excluding net change in short-term investments and sinking fund, and repayment of long-term debt) is expected to be 51.0% in 2021, compared to 12.8% in 20201.

[1]	The variation in this ratio for 2021 is mainly due to the $2.3-billion increase in cash flows from operating activities.

REGULATORY FRAMEWORK

Hydro-Québec Act

Under the provisions of the Hydro-Québec Act, we are mandated to supply power and to pursue endeavors in energy-related research and promotion, energy conversion and conservation, and any field connected with or related to power or energy.

Under the Hydro-Québec Act, the Government is entitled to declare a dividend from Hydro-Québec when certain financial criteria are met (see “Note 16 to the 2020 Consolidated Financial Statements”). Our dividend policy is to distribute 75% of our net income.

Energy Board Act

The Act Respecting the Régie de l’énergie (the ”Energy Board Act), enacted in 1996, grants the Energy Board exclusive authority to fix or modify our rates and conditions for the transmission and distribution of electric power in Québec. The Transmission Provider and the Distributor’s activities in Québec are therefore regulated. Under this legislation, rates are set by reasoned decision of three commissioners after public hearings. Moreover, the Energy Board Act stipulates that rates are determined on a basis that allows for recovery of the cost of service including a reasonable return on the rate base.

The Energy Board consists of twelve full-time members appointed by the Government and, in the exercise of its functions, is charged with reconciling the public interest, consumer protection and the fair treatment of the electric power carrier and of distributors.

Under the Energy Board Act, we have been granted exclusive rights for the distribution of electric power throughout Québec, excluding the territories served by distributors operating a municipal or private electric system as of May 13, 1997.

On December 8, 2019, the Rates Simplification Act (see “Electricity Rates”) came into force amending the Hydro-Québec Act and the Energy Board Act. In particular, it specifies that electricity distribution rates are to be set or modified by the Energy Board every five years as of April 1, 2025, and that they will be indexed annually in the interim based on the annual change in the average Québec Consumer Price Index. It also provided for a distribution rate freeze for the rate year beginning April 1, 2020 followed by an annual indexation for the next four years. Notwithstanding the foregoing, the Rates Simplification Act authorizes us to ask the Energy Board to modify our distribution rates before the scheduled date if they do not allow for recovery of the cost of service.

Also, as of December 8, 2019, the Energy Board ceased to have authority to authorize distribution investment projects and to approve distribution commercial programs.

Specifically, the Energy Board has the authority to:

•	fix, or modify, after holding public hearings, our rates and conditions for the transmission of electric power;

•	starting in 2025 and then every 5 years thereafter, fix, or modify, after holding public hearings, our rates and conditions for the distribution of electric power;

•	approve our electric power supply plan;

•	designate a reliability coordinator for Québec and adopt the reliability standards submitted by the designated reliability coordinator;

•	authorize our transmission investment projects; and

•	rule upon complaints from customers concerning application of rates or conditions of services.

In addition, the Energy Board Act was amended in 2010 to allow a gradual increase of the cost of the Heritage Pool Electricity starting in 2014. The Energy Board Act was subsequently amended by replacing the gradual increases of the average cost of the Heritage Pool Electricity with the indexation of the average cost of the Heritage Pool Electricity.

In accordance with its authority relating to rate determination, the Energy Board implemented a performance-based regulation mechanism for the Transmission Provider, effective in 2019.

Effective 2017, surplus earnings realized from carrying on transmission and distribution activities in Québec are subject to an earnings sharing mechanism. With the enactment of the Rates Simplification Act, this sharing mechanism ceased to apply to distribution activities after 2019. Earnings in excess of the authorized rate of return are shared with customers in the following proportions:

•	50/50 sharing for the first 100 basis points above the authorized rate of return; and

•	75% customers and 25% Hydro-Québec, beyond 100 basis points.

Any shortfall is absorbed by Hydro-Québec.

Generation

The Energy Board’s jurisdiction does not extend to generation.

Transmission

Transmission rates and service conditions are subject to approval by the Energy Board.

In December 2020, the Energy Board approved interim transmission rates, to be effective January 1, 2021, as follows: $78.06/kW/year for firm long-term point-to-point transmission service and an amount payable for the native-load transmission service of $3,021.9 million per year. The interim revenue for rate setting purposes totaled $3,434.8 million for short- and long-term point-to-point transmission services and native-load. Due to the exceptional context of COVID-19, the complete rate application for year 2021 will be filed in August 2021. The Energy Board’s final decision is expected in 2022.

The Direction principale – Contrôle des mouvements d’énergie et exploitation du réseau (System Control and Operations Unit) is the Reliability Coordinator for transmission systems in Québec as designated by the Energy Board.

Distribution

Electricity required to meet Québec’s needs in excess of the Heritage Pool Electricity must be purchased through a competitive bidding process. Purchase contracts for electricity in excess of the Heritage Pool Electricity are subject to the approval of the Energy Board.

As per the Rates Simplification Act, there was no rate increase for the rate year beginning April 1, 2020. Effective April 1, 2021, electricity rates will increase by 1.3% (corresponding to the annual indexation) for all customers, except for Rate L customers for which the rate increase is 0.8%.

Canadian Energy Regulator Act

Our exports of electric power are subject to the Canadian Energy Regulator Act which provides that a permit or license must be obtained from the Canada Energy Regulator for such exports. We hold the following permits for short-term exports (contracts of five years or less):

•	one permit expiring on December 31, 2030 authorizing us to export annually up to 30 TWh of combined firm and interruptible energy to the United States;

•

one permit granted to our subsidiary, HQEM, expiring on April 7, 2029. This permit authorizes HQEM, as a power marketer, to export annually up to 30 TWh of firm and interruptible energy and up to 6,000 MW of power from interconnections located in Canada.

Each of these permits allows us to take advantage of the spot market in the United States; however, long-term export contracts (more than five years) require prior issuance of specific permits or licenses by the Canada Energy Regulator.

The Canada Energy Regulator also regulates international power lines and we operate our interconnections with the United States in accordance with the terms and conditions of Certificates of Public Convenience and Necessity concerning those international power lines.

Environmental Regulation

Our activities are subject to federal and provincial environmental laws and regulations, and, to some extent, municipal by-laws.

Before beginning new construction, our projects are subject to environmental impact assessment studies as well as information and consultation processes. The studies are submitted for review and approval to government departments and agencies responsible for issuing governmental authorizations. In some instances, the approval process includes public hearings by an independent body.

Environmental protection and conservation are among our main priorities. In 2020, our management system, which has an environmental component, maintained its certification to ISO 14001:2015. ISO 14001:2015 is the environmental management standard of the International Organization for Standardization. In addition, we annually review our management of environmental risks and issues and publish a Sustainability Report.

The Government adopted the Sustainable Development Act (the “Sustainable Act”) in April 2006 and the Government Sustainable Development Strategy covering the period 2015-2020 (the “Government Strategy”) in 2015. A governmental decree was adopted in the fall of 2020 to extend the effective period of the current Government Strategy for one additional year. Public consultations have been launched to develop and establish the new Government Sustainable Development Strategy covering the 2022-2027 period. As a Government-owned corporation, we are subject to the Sustainable Act and the Government Strategy and we published our own Sustainable Development Plan, covering the period 2020-2024, in March 2020.

LITIGATION

Innus of Uashat mak Mani-Utenam

The Innus of Uashat mak Mani-Utenam (the “Uashaunnuat”) have filed lawsuits before the Courts of Québec seeking judicial recognition of an aboriginal title and aboriginal rights as well as $1.5 billion in damages relating to an area of land in Québec where some of our hydroelectric facilities are located, part of which is within the territory subject to the JBNQA. The Uashaunnuat, who claim not to be party to the JBNQA, allege that the JBNQA and certain federal and provincial laws are illegal, inoperative, unconstitutional and not binding upon them. The Uashaunnuat also seek various orders, including rendering of accounts and revenue sharing for the alleged unlawful use and management of the lands, notably in respect of hydroelectric facilities on these lands. While the proceedings relating to the territory overlapping with the JBNQA territory are suspended, the proceedings relating to the territory outside of the JBNQA territory are ongoing. Along with the Attorney-General of Canada and the Attorney-General of Québec, we are contesting these claims.

Innus of Pessamit

The Innus of Pessamit have filed lawsuits before the Courts of Québec seeking judicial recognition of an aboriginal title and aboriginal rights as well as $500 million in damages relating to an area of land in Québec where some of our hydroelectric facilities are located. They also seek compensation based on revenue sharing to be determined by the Court, for the revenues generated by our facilities located in the contested area. The proceedings are ongoing and, along with the Attorney-General of Canada and the Attorney-General of Québec, we are contesting these claims.

Innu Nation Inc.

In October 2020, Innu Nation Inc. filed lawsuits before the Courts of Newfoundland and Labrador seeking damages against CF(L)Co and Hydro-Québec. Innu Nation alleges that the construction and operation of the Churchill Falls hydroelectric complex in Labrador, which is owned and operated by CF(L)Co, are the result of a common enterprise between CF(L)Co and Hydro-Québec, and that they have infringed the Innu of Labrador’s aboriginal title and aboriginal rights. Innu Nation Inc. seeks an accounting and disgorgement of the profits that CF(L)Co and Hydro-Québec have derived from the operation of the Churchill Falls hydroelectric complex or, in the alternative, a monetary compensation of $4 billion as regards Hydro-Québec. We are contesting these claims.

CF(L)Co

On February 23, 2010, CF(L)Co instituted proceedings against us seeking the modification of the pricing terms under the 1969 Power Contract (see “Generation Operations – Electricity Purchases”) by increasing the amounts payable by us to CF(L)Co. Alternatively,
CF(L)Co sought the cancellation of the 1969 Power Contract with effect six months from the date of judgment. In July 2014, the Superior Court of Québec rendered its decision dismissing CF(L)Co’s request and confirming Hydro-Québec’s rights under the 1969 Power Contract. On appeal, in August 2016, the Québec Court of Appeal rendered its decision dismissing CF(L)Co’s request and confirming Hydro-Québec’s rights under the 1969 Power Contract. On further appeal, to the Supreme Court of Canada, on November 2, 2018, the Supreme Court dismissed CF(L)Co’s appeal, giving full force to Hydro-Québec’s interpretation of the 1969 Power Contract with regards to the pricing terms.

In July 2013, we instituted proceedings against CF(L)Co before the Superior Court of Québec to determine the interpretation of two essential rights, which are provided in the 1969 Power Contract. In August 2016, the Superior Court of Québec rendered its decision, confirming Hydro-Québec’s rights (this decision was rectified on November 8, 2016 but did not change its conclusions). In September 2016, CF(L)Co filed an appeal before the Québec Court of Appeal. The hearing took place on December 4, 2018. On June 20, 2019, the Court of Appeal allowed CF(L)Co’s appeal in part and clarified, on the one hand, that Hydro-Québec is entitled under the 1969 Power Contract to receive annually a specific quantity of energy equivalent to the value of the Annual Energy Base (“AEB”) stipulated in the contract, no more or less, and, on the other hand, that CF(L)Co is entitled to the power associated with the energy produced over and above such AEB, provided it satisfies its commitment to Hydro-Québec. The Court also confirmed the extent of Hydro-Québec’s operational flexibility on an annual basis, allowing for the scheduling of its power requirements and postponement of its delivery from one month to the other, without being limited to a monthly cap. The parties are currently negotiating certain aspects of the implementation of the Court decision.

EMPLOYEES

We had 20,011 employees as at December 31, 2020 composed of 17,414 permanent employees and 2,597 temporary employees. These numbers do not include employees of our subsidiaries and joint ventures. Unionized employees represent 83% of our work force. As a result of the COVID-19 pandemic, and because the nature of their duties makes it possible, roughly 10,000 employees are now working remotely from home.

Eight collective agreements govern the working conditions of our unionized employees. All of these agreements have been renewed for five-year periods extending until 2023 or 2024.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis should be read in conjunction with our consolidated financial statements and the notes thereto. The financial information and tabular amounts presented herein are expressed in Canadian dollars, unless otherwise indicated. The consolidated financial statements take into account the decisions handed down by the Energy Board with respect to the transmission and distribution of electricity. They also reflect the provisions of the Act to simplify the process for establishing electricity distribution rates (S.Q. 2019, c. 27).

This analysis contains statements based on estimates and assumptions concerning future results and the course of events. Given the risks and uncertainties inherent in any forward-looking statements, our actual future results could differ from those anticipated. Finally, the information contained herein takes into account any significant event that occurred on or before February 12, 2021, the date of approval of this Annual Report by the Board of Directors.

OVERVIEW

We posted net income of $2,303 million in 2020, a $620-million decrease compared to the previous year that is due to two main factors. First, temperatures were milder than in 2019, particularly during the months when heating requirements affect customers’ energy consumption. Second, 2020 was marked by the COVID-19 pandemic throughout the world, and Québec and its economy were no exception. The resulting public health crisis curbed the activities of many companies and had an adverse effect on our operations and financial performance as well, especially as regards electricity sales in and outside Québec and the allowance related to the collectibility risk for certain accounts receivable.

Based on this result, the dividend payable to the Québec government, our sole shareholder, amounts to $1,727 million.

Electricity sales in Québec

In the wake of the public health emergency declaration made by the Québec government in March 2020, industrial and commercial activities slowed significantly and even ground to a halt in many economic sectors. This downturn extended over a number of weeks in the spring and was followed by another in the fall, with the implementation of additional measures to contain the second wave of the pandemic. Their repercussions were compounded by the effect of temperature variances, particularly in the first and fourth quarters, when temperatures were on average 3°C and 2°C higher, respectively, than those of the previous year. As a result, we recorded a decrease in electricity sales in Québec.

The impact of the public health crisis on electricity consumption varied depending on market segment. Whereas consumption by commercial, institutional and small industrial customers and by large industrial customers fell, that of residential customers rose as of the spring on account of the lockdown measures, particularly the adoption of telework by a large number of employers.

Net electricity exports

On external markets, the public health crisis led to lower demand and lower prices, mainly in the second quarter. That said, thanks to an effective sales strategy, the high availability rate of generating and transmission facilities, and abundant runoff, net electricity exports nonetheless exceeded the 30-TWh mark for a fifth consecutive year, reaching 31.3 TWh and contributing $537 million to 2020 net income.

Operational expenditure

Several construction or refurbishment projects were scaled back, suspended or postponed because of the public health emergency. Even though the pace of work accelerated in the summer and fall to make up for lost time, the downtime led to a reduction in the number of hours of work capitalized in the cost of capital projects, which pushed up current operational expenditure.

As well, given the difficult economic conditions, we deployed various support measures to help customers unable to pay their electricity bills on time. Some accounts receivable, both residential and business, showed signs of deterioration during the year, resulting in an increase in the allowance related to the collectibility risk for the debts concerned. The allowance gave rise to a $157-million expense in 2020, a $71-million increase compared to 2019. This is an unprecedented level that shows the extent of the disruption caused by the public health crisis.

Electricity rates

Under the Act to simplify the process for establishing electricity distribution rates, our electricity rates applicable for the rate year starting April 1, 2020, were maintained at the same level as in 2019. Even before this freeze, our rates were among the lowest in North America.

Moreover, the Act provided for a refund to customers of an amount equivalent to the unamortized balances of the variance and deferral accounts related to distribution activities as at December 31, 2019. Substantially all of the aggregate amount of $535 million was paid out to customers in 2020. Steps are still being taken to reach the greatest possible number of eligible customers, including those considered inactive in 2020.

Investments

Despite the slower overall pace of work on jobsites due to the public health crisis, our investments totaled $3,366 million in 2020. Most of this amount was allocated to major development projects in the Generation and Transmission segments, as well as to large-scale projects to maintain and improve the quality of our assets.

The main projects under way include the construction and connection of the Romaine hydroelectric complex (1,550 MW) in the Côte-Nord region. Three of the four reservoir generating stations in this complex, with 1,305 MW of total installed capacity, are already up and running. On the last jobsite, Romaine-4 (245 MW), the dam and related structures went into operation in the third quarter of 2020, after reservoir impoundment was completed. The generating station is scheduled for commissioning in 2022.

In addition, progress was made during the year in land clearing for construction of the 735-kV line between Micoua substation, in the Côte-Nord region, and Saguenay substation, in Saguenay–Lac-Saint-Jean. The new line, which is planned to extend 262 km, is expected to help maintain the reliability of our transmission system.

We also carried out several projects in all our business segments to ensure the long-term operability of our facilities and optimize their performance.

Contribution to Public Finance

Our contribution to the Québec government’s revenue for 2020 amounts to $3.6 billion. This contribution includes our net income of $2,303 million as well as water-power royalties, the public utilities tax, and guarantee fees related to debt securities.

A joint venture in renewable energy

In February 2020, we acquired a 19.9% stake in Innergex énergie renouvelable inc., a Québec company that builds and operates hydroelectric facilities, wind farms and solar farms in North America, South America and Europe. This transaction was made as part of a strategic alliance that is expected to allow the two companies to join forces to carry out large-scale projects on the global market. It represents an important milestone in the achievement of our strategic objectives.

CONSOLIDATED RESULTS

Net income

In a context marked by mild temperatures and by severe economic disruptions caused by the global COVID-19 pandemic, we posted net income of $2,303 million in 2020, a $620-million decrease compared to the $2,923 million recorded the previous year. The difference is in large part due to lower net electricity sales in Québec, lower net electricity exports, and higher operational expenditure.

On the Québec market, net electricity sales decreased by $146 million compared to 2019, under the combined effect of two main factors. First, electricity sales were $500 million lower, essentially because of the impact of temperatures, which were milder in 2020 than in 2019 during most of the months when heating requirements affect customers’ energy consumption. The decrease was mitigated by the fact that, as the Act to simplify the process for establishing electricity distribution rates came into force, Hydro-Québec Distribution et Services partagés stopped recognizing variances between actual revenue and costs for certain items and the forecasts in the rate filings, which had had a negative impact of $328 million in 2019.

On markets outside Québec, net electricity exports amounted to $1,325 million, a $116-million decrease that is due to the impact of first-quarter temperatures, which resulted in lower demand and prices on export markets, as well as to the repercussions of the pandemic, which also led to lower prices and market requirements, especially in the second quarter. Net export volume thus totaled 31.3 TWh, or 2.4 TWh less than in 2019, while prices on our main export markets fell by some 25% in 2020. However, the decline in market prices was partially offset by the positive impact of our sales and risk management strategies.

Operational expenditure rose by $328 million compared to the previous year, partly because of the effect of the pandemic on our operations—in particular the rise in the allowance related to the collectibility risk for certain accounts receivable—and an increase in the Pension Plan’s current service cost, mainly due to the fluctuation in long-term interest rates, which impacted the discount rates.

Revenue

Revenue totaled $13,594 million, compared to $14,021 million a year earlier. Revenue from ordinary activities reached $13,446 million, a decrease from $14,076 million in 2019. Electricity sales amounted to $13,324 million, or $615 million less than the $13,939 million recorded the previous year. This marked reduction is due to a $500-million decrease in electricity sales in Québec and a $115-million decline in electricity sales on markets outside Québec. Other revenue from ordinary activities decreased by $15 million, whereas revenue from other activities increased by $203 million.

Revenue from ordinary activities

Electricity sales in Québec

In Québec, electricity sales decreased by 3.2 TWh to total 171.4 TWh, compared to the historic volume of 174.6 TWh recorded in 2019, resulting in a $500-million decline in the related revenue. The differences are due to the combined effects of several factors.

First, temperatures were milder during most of the months when heating requirements affect customers’ energy consumption, leading to a 4.9-TWh or $409-million decrease in electricity sales. Their negative impact was particularly felt in the first and fourth quarters, the periods when we record most of our sales. More specifically, temperatures in first quarter 2020 were on average 3°C higher than those in the first quarter of the previous year, which resulted in a $294-million decline in electricity sales. Similarly, fourth-quarter temperatures were on average 2°C higher than in the corresponding quarter of 2019, which translated into a $152-million decrease.

Second, baseload demand rose by 1.7 TWh or $44 million because of higher energy requirements in the residential segment, partly attributable to the impact of the lockdown measures, in particular the general adoption of telework, and also because of higher consumption by aluminum smelters, mainly due to the gradual resumption of operations at a large facility in the Centre-du-Québec region in summer 2019, following a prolonged labor conflict. However, this increase was partially offset by the effects of the public health measures, which led to the closure of a large number of stores and other businesses for many weeks in the spring and fall, and which drove down electricity sales in the commercial, institutional and small industrial segment, as well as in the large industrial customer segment.

Finally, the decline in aluminum prices, which have an impact on revenue from special contracts with certain large industrial customers, resulted in a $134-million decrease in revenue from electricity sales in Québec.

Electricity sales outside Québec

Revenue from electricity sales on markets outside Québec totaled $1,395 million, compared to $1,510 million in 2019, essentially because of lower demand and prices on export markets under the combined impact of temperatures and the pandemic.

Other revenue from ordinary activities

Other revenue from ordinary activities was $122 million, compared to $137 million the previous year. The difference is mainly due to the suspension of administration charges on unpaid bills between March and September 2020, as part of the measures we implemented to assist customers experiencing financial difficulties in the context of the pandemic. This relief measure resulted in a $25-million decrease in revenue.

Revenue from other activities

Revenue from other activities increased by $203 million from the previous year, mainly because, after the Act to simplify the process for establishing electricity distribution rates came into force, Hydro-Québec Distribution et Services partagés stopped recognizing variances between actual revenue and costs for certain items and the forecasts in the rate filings. In 2019, these variances, related in particular to weather conditions and the cost of native-load transmission service, had had a negative impact of $328 million.

Expenditure

Total expenditure was $8,688 million in 2020, compared to $8,403 million in 2019.

Operational expenditure

Operational expenditure amounted to $3,146 million, a $328-million increase from the $2,818 million recorded a year earlier. The difference is primarily attributable to a $179-million rise in the Pension Plan’s current service cost, mainly due to a decrease, at the end of 2019, in long-term interest rates on capital markets, which determine the discount rates. It also results from the repercussions of the pandemic on our operations. Given the difficult economic conditions, some accounts receivable showed signs of deterioration during the year, which led to an increase in the allowance related to the collectibility risk for the debts concerned. The allowance gave rise to a $157-million expense in 2020, an increase of $71 million compared to 2019. This is an unprecedented level that attests to the extent of the disruption caused by the public health crisis. In addition, several construction or refurbishment projects were scaled back, suspended or postponed because of the public health measures. Even though the pace of the work picked up in the second half of the year, this situation nevertheless led to a reduction in the number of hours of work capitalized in the cost of the projects, which pushed up operational expenditure.

Other components of employee future benefit cost

In the line item Other components of employee future benefit cost, a credit amount of $494 million was recognized in 2020, compared to $557 million in 2019. This negative change is mainly attributable to a decrease in long-term interest rates on capital markets at the end of 2019, whose impact was partially offset by the returns on Pension Plan assets.

Electricity and fuel purchases

Electricity and fuel purchases totaled $2,204 million in 2020, a $23-million decrease from the $2,227 million recorded in 2019 that is due to a $26-million reduction in external energy purchases related to distribution activities. More specifically, short-term purchases on the markets decreased by 0.3 TWh or $20 million because of the milder temperatures in 2020.

Depreciation and amortization

Depreciation and amortization expense amounted to $2,694 million, compared to $2,782 million the previous year. This $88-million decrease essentially results from an $84-million reduction in the amortization of regulatory assets and liabilities, primarily because of the coming into force of the Act to simplify the process for establishing electricity distribution rates.

Taxes

Taxes were $1,138 million, comparable to the $1,133 million recognized in 2019.

Financial expenses

Financial expenses totaled $2,603 million in 2020, compared to $2,695 million in 2019. The $92-million decrease is mainly on account of the combined effect of maturities and redemptions of certain high-interest-bearing debts, on the one hand, and, on the other hand, new debt issues at much lower interest rates, given the favorable market environment.

KEY FIGURES FOR 2020

	2020	2019

OPERATIONS AND DIVIDEND ($M)

Revenue	13,594	14,021

Income before financial expenses	4,906	5,618

Net income	2,303	2,923

Dividend	1,727	2,192

BALANCE SHEETS ($M)

Total assets	80,895	78,563

Property, plant and equipment	66,900	65,992

Long-term debt, including current portion and perpetual debt	48,413	45,767

Equity	21,322	21,448

FINANCIAL RATIOS

Return on equity (%)[a]	9.5	12.4

Capitalization (%)[b]	31.0	32.3

Profit margin (%)[c]	16.9	20.8

Interest coverage[d]	1.89	2.07

Self-financing (%)[e]	12.8	48.6

a)	Net income divided by average equity for the year less average accumulated other comprehensive income for the year. The decrease in this ratio compared to 2019 is mainly due to lower net income.
b)

Equity divided by the sum of equity, long-term debt, current portion of long-term debt, perpetual debt, borrowings and derivative instrument liabilities, less derivative instrument assets and sinking fund.

c)	Net income divided by revenue. The decrease in this ratio compared to 2019 is mainly due to lower net income.
d)

Sum of income before financial expenses and net investment income divided by interest on debt securities. The decrease in this ratio compared to 2019 is mainly due to lower income before financial expenses.

e)

Cash flows from operating activities less dividend paid, divided by the sum of cash flows from investing activities, excluding net change in short-term investments and sinking fund, and repayment of long-term debt. The decrease in this ratio compared to 2019 is mainly due to the $3.2-billion reduction in cash flows from operating activities.

CASH AND CAPITAL MANAGEMENT

Operating activities

Cash flows from operating activities totaled $2.8 billion in 2020, compared to $6.0 billion in 2019, mainly because of the interest paid upon the redemption of zero-coupon bonds, which totaled $1.6 billion in 2020, compared to $7 million the previous year. The decrease is also due to the $1.5-billion negative variance in non-cash working capital items and the $0.6-billion reduction in net income.

The funds raised were used to pay the dividend for 2019 and to finance a portion of the investment program, among other things.

Investing activities

In 2020, we invested $3.4 billion in property, plant and equipment and intangible assets, compared to $3.6 billion in 2019. Of this amount, $1.2 billion was allocated to development projects and $2.2 billion to maintaining or improving the quality of assets.

Investments in the Generation segment totaled $940 million, of which $441 million went to development activities, mainly the ongoing construction of the Romaine hydroelectric complex, and $499 million to asset maintenance and improvement, in particular the refurbishment projects under way at Robert-Bourassa, Rapide-Blanc and Beauharnois generating stations.

Capital spending in the Transmission segment totaled $1,423 million. Of this amount, $269 million was used to connect new generating facilities to the grid and increase transmission capacity. Another $1,154 million was invested in transmission asset sustainment and reliability projects, especially equipment replacement, facility modernization and grid reinforcement, including work to prepare for construction of the 735-kV Micoua–Saguenay line, to which $179 million was allocated.

Investments in the Distribution segment totaled $773 million. Most of this amount went toward projects aimed at handling the growing customer base and ensuring the long-term operability of the distribution system.

Financing activities

In 2020, we made six fixed-rate bond issues on the Canadian capital market, at an average cost of 2.22%. These bonds will mature in 2055 and 2060.

We also issued floating-rate notes maturing in 2023, for a total amount of $1.0 billion.

These issues raised a total of $4.6 billion. The proceeds were used to support part of our investment program and to repay higher-rate maturing debt.

SOURCES OF FINANCING

Type of financing	Amount authorized by the Board of Directors	Market	Outstanding as at December 31, 2020
Operating credit lines	C$ or US$1,000 million[a]		US$0.3 million C$0.1 million
Credit facility[b]	US$2,000 million[c]		–
Commercial paper[b]	US$3,500 million or equivalent in C$	United States or Canada	–
Medium-term notes[b]	US$3,000 million or equivalent in other currencies C$20,000 million or equivalent in US$	United States Canada	US$330 million[d] C$11,085 million[d]

a)

Of this amount, available balances of US$200 million, C$2 million and $247 million in Canadian or U.S. dollars are covered by operating credit line agreements with the financial institutions concerned.

b)	Guaranteed by the Québec government.
c)	Includes a US$750-million swing loan.
d)	Corresponds to net proceeds from the issuance of medium-term notes.

Dividend and capitalization

The dividend payable to the Québec government for 2020 is $1,727 million. Once this dividend is factored in, the capitalization rate was 31.0% as at December 31, 2020.

Under the Hydro-Québec Act (CQLR, c. H-5), the dividend cannot exceed 75% of net income. Moreover, the Québec government may not declare, in respect of a given year, a dividend in an amount that would have the effect of reducing the capitalization rate to less than 25% at the end of the year.

SEGMENTED RESULTS

Operating segments

Further to organizational adjustments that took effect on June 1, 2020, Hydro-Québec now comprises the following three divisions:

•	Hydro-Québec Production, which is part of the Innovation et Hydro-Québec Production structural unit;
•	Hydro-Québec TransÉnergie et Équipement;
•	Hydro-Québec Distribution et Services partagés.

This restructuring had no impact on our business segments or the reporting of segmented information in the consolidated financial statements. We therefore continue to carry out our activities in four reportable business segments, namely Generation, Transmission, Distribution and Construction, as well as Corporate and Other Activities.

Generation: This segment includes activities related to the operation and development of our generating facilities, except in off-grid systems. It also includes electricity sales and arbitrage transactions on wholesale markets in northeastern North America.

Transmission: This segment includes activities related to the operation and development of the main power transmission system, the marketing of system capacity and the management of power flows across Québec.

Distribution: This segment includes activities related to the operation and development of our distribution grid. It also includes retail electricity sales on the Québec market, as well as customer services and the promotion of energy efficiency.

Construction: This segment includes activities related to the design and execution of construction and refurbishment projects involving mainly power generation and transmission facilities.

OPERATIONS AND ASSETS BY SEGMENT

						2020
Segmented financial information ($M)	Generation	Transmission	Distribution	Construction	Corporate and Other Activities [a]	Hydro-Québec
Revenue[b]	6,490	3,624	12,072	2,056	(10,648)	13,594
Net income (loss)	1,841	586	216	6	(346)	2,303
Total assets	33,513	24,145	14,147	43	9,047	80,895

						2019
Segmented financial information ($M)	Generation	Transmission	Distribution	Construction	Corporate and Other Activities [a]	Hydro-Québec
Revenue[b]	6,690	3,493	12,245	2,248	(10,655)	14,021
Net income (loss)	2,042	569	323	1	(12)	2,923
Total assets	33,534	23,773	14,079	40	7,137	78,563

a)	Corporate and Other Activities includes intersegment eliminations and adjustments.
b)	Segment data include revenue from both external and intersegment customers as presented in Note 20 to the consolidated financial statements.

Note: Some of the prior year’s data have been reclassified to conform to the presentation adopted in the current year.

Generation

Under the Act respecting the Régie de l’énergie (CQLR, c. R-6.01), Hydro-Québec Production (the “Generator”) is required to provide Hydro-Québec Distribution et Services partagés, in its role as electricity distributor in Québec (the “Distributor”), with a base volume of up to 165 TWh of heritage pool electricity annually and may also compete for contracts under the Distributor’s open tendering process. It sells electricity on wholesale markets as well.

Its generating fleet includes 61 power plants, 28 large reservoirs with a combined storage capacity of 176.8 TWh, 681 dams and 91 control structures.

Operating results

The Generator recorded net income of $1,841 million in 2020, a $201-million decrease compared to 2019. Net electricity exports totaled $1,325 million, or $116 million less than the previous year, due to lower sales volume and market prices, whose impact was mitigated by our sales and risk management strategies. Electricity sales to the Distributor decreased by $43 million to total $5,073 million, mainly on account of lower requirements on the Québec market.

Net electricity exports

Net electricity exports totaled $1,325 million, or $116 million less than in 2019. Their volume exceeded 30 TWh for a fifth consecutive year, reaching 31.3 TWh. However, this represents a 2.4-TWh decrease compared to the previous year, due to the impact of first-quarter temperatures, which resulted in lower demand and prices on export markets, as well as to the repercussions of the global pandemic, which also led to lower prices and market requirements, especially in the second quarter. The drop in market prices was partially offset by the positive impact of our sales and risk management strategies, particularly the use of hedging derivative instruments.

Electricity sales in Québec

Sales to the Distributor

Electricity sales to the Distributor totaled $5,073 million, a $43-million decrease compared to the $5,116 million recorded a year earlier. The difference was mainly attributable to a decline in the volume of supplies as a result of the milder temperatures in winter and fall 2020. The temperature impact was, however, mitigated by the indexing of the price of heritage pool electricity in accordance with the Act respecting the Régie de l’énergie.

Investing activities

In 2020, the Generator invested $940 million in property, plant and equipment and intangible assets. Of this amount, $441 million went to development activities, mainly the ongoing construction of the Romaine hydroelectric complex, where the dam and related structures at Romaine-4 went into operation after reservoir impoundment was completed. The generating station is scheduled for commissioning in 2022. In keeping with the energy transition, the Generator also invested in the construction of two photovoltaic solar generating stations, namely the La Citière plant in La Prairie and the IREQ plant in Varennes, both located in the Montérégie region. The two facilities should be brought onstream in the first half of 2021.

The remaining $499 million was allocated to asset sustainment and optimization, including refurbishment projects at Robert-Bourassa, Rapide-Blanc and Beauharnois generating stations.

Transmission

Hydro-Québec TransÉnergie et Équipement,1 in its role as provider of power transmission services in Québec (the “Transmission Provider”), operates and develops our power transmission system, one of the most extensive in North America. It markets system capacity and manages power flows throughout the province, offering non-discriminatory access to its system to all market players in compliance with applicable regulatory requirements.

The Transmission Provider’s activities are regulated by the Energy Board. Since January 1, 2019, the Transmission Provider’s rates have been subject to performance-based regulation (PBR), which will apply for a four-year period. Under PBR, rates for the 2020 rate year were determined using a parametric formula that provides for the application of the cost-of-service method for some unpredictable costs and the use of an indexation formula for the other cost components. Previously, transmission rates were based solely on the cost-of-service method.

1 For the presentation of segmented information, this division’s financial data are divided between the Transmission and Construction segments.

Rate cases

For 2020, the revenue authorized by the Energy Board for transmission rate-setting purposes totaled $3,435 million: $3,022 million for native-load transmission and $413 million for short- and long-term point-to-point transmission services. These amounts represent increases of $12 million and $8 million, respectively, compared to 2019.

On account of the COVID-19 pandemic, the Transmission Provider notified the Energy Board that it would postpone the filing of its 2021 rate application, initially scheduled for summer 2020, until summer 2021. The Energy Board approved the extension of 2020 rates on a provisional basis, subject to later review.

Operating results

The Transmission segment’s net income was $586 million in 2020, comparable to the $569 million posted a year earlier. The increase in revenue from native-load transmission service and the decrease in financial expenses were offset by an increase in depreciation and amortization expense, primarily due to the commissioning of property, plant and equipment.

Investing activities

In 2020, the Transmission Provider invested $1,423 million in property, plant and equipment and intangible assets: $269 million for growth projects and $1,154 million for asset sustainment and reliability projects. The purpose of growth projects is to connect new generating facilities to the grid or to increase transmission capacity in response to higher load demand or new service requests. Asset sustainment and reliability projects involve keeping facilities in good operating condition, continuously improving service quality and complying with the legal and regulatory requirements for operating a power transmission system.

In the growth category, the Transmission Provider allocated $86 million to the project involving the deployment of a 320-kV direct current line running some 100 km between Appalaches substation near Thetford Mines and a connection point on the Québec/Maine border, as part of a larger project aimed at building a new 1,200-MW interconnection between Québec and the New England grid. It also allocated $23 million to the construction of 315/25-kV Patriotes substation, in the Laurentides region.

At the same time, the Transmission Provider carried out more than 1,500 projects aimed at maintaining and improving asset quality. These include the pursuit of various activities under the architecture development plan for the 315-kV system on the island of Montréal, as well as the replacement of the grid control systems, special protection systems, and substation protections and controls. The Transmission Provider also allocated $179 million to work related to the future 262-km, 735-kV Micoua–Saguenay line, which is expected to help maintain the reliability of our transmission system.

Distribution

Hydro-Québec Distribution et Services partagés,1 in its role as power distributor in Québec (the “Distributor”), provides electricity to the Québec market and delivers reliable power and quality services to its customers with a view to efficiency and sustainable development. In this context, it also promotes energy efficiency among its customers.

The Distributor’s activities are regulated by the Energy Board, which has exclusive jurisdiction to set electricity rates.

Rate-setting process

The Distributor’s rates are subject to the Act to simplify the process for establishing electricity distribution rates, which came into force in December 2019. In particular, the Act specifies that electricity distribution rates are to be set or modified by the Energy Board every five years commencing on April 1, 2025, and that, in the interim, they will be adjusted each year based on the annual change in the average Québec Consumer Price Index. However, it authorizes the Distributor to apply to the Energy Board, before the deadline, to modify its rates if they do not allow for recovery of the cost of service.

1 For the presentation of segmented information, financial data pertaining to shared services are included in Corporate and Other Activities.

Pursuant to the Act, distribution rates were frozen for the rate year starting April 1, 2020, while the rates for the following four years will be indexed annually. For the rate year starting April 1, 2021, we announced a 1.3% increase in all rates except the large-power industrial rate (Rate L). This adjustment is based on the change in the average Québec Consumer Price Index between September 30, 2019, and September 30, 2020, excluding alcoholic beverages, tobacco products and recreational cannabis. The increase to be applied to Rate L customers is expected to be announced at a future date.

Previously, the Distributor’s rates were subject to performance-based regulation (PBR). Under PBR, rates for the 2019–2020 rate year, which took effect on April 1, 2019, were determined using a parametric formula with two components: the application of the cost-of-service method for some unpredictable costs and the use of an indexation formula for the other cost components.

The Act also provided for a refund to customers of an amount equivalent to the unamortized balances of the Distributor’s variance and deferral accounts as at December 31, 2019. Substantially all of the balance of $535 million was paid out to customers in 2020.

Supplying the Québec market

The Distributor depends on various sources to supply the Québec market, mainly the heritage pool of 165 TWh, which it purchases from the Generator. It also issues short- and long-term calls for tenders.

For requirements of less than three months, the Distributor may also buy electricity directly on the market, without tendering, under an authorization granted by the Energy Board. For unforeseen needs that cannot be met otherwise, it relies on a framework agreement with the Generator that covers the period from January 1, 2020, to December 31, 2022. This agreement was approved by the Energy Board in December 2019.

In October 2020, the Distributor filed a first progress report on the Electricity Supply Plan 2020–2029 with the Energy Board. This report provides an updated demand forecast for the Québec market, which projects 15.9-TWh growth over the period concerned, and outlines the events that have influenced supply planning as well as the measures taken since the Plan was filed in November 2019.

Finally, the Distributor is continuing its efforts to promote energy efficiency. Among other things, it has developed an integrated offer based on raising awareness among customers and helping them make lasting changes in how they use electricity. In addition, it constantly adjusts its programs according to market needs and our requirements, ensures that its initiatives are in line with those of its various partners and remains on the lookout for potential energy savings from new technologies. In this regard, our subsidiary Hilo launched a suite of smart home products and services in August 2020 and intends to gradually expand its offerings to energy management in non-residential buildings, electric mobility solutions, smart storage and solar self-generation. These services are intended to contribute to better management of energy use and thereby reduce supply requirements.

COVID-19 pandemic: Relief measures for customers

Since the beginning of the public health crisis related to the COVID-19 pandemic in March 2020, we have made sustained efforts to continue delivering reliable electric power while also helping Quebecers get through the situation.

More specifically, we introduced a number of relief measures to assist customers experiencing financial difficulties. In particular, administration charges for unpaid bills were suspended until September 30, 2020, and flexible payment options are being offered to customers to help adapt payment arrangements to their needs. In addition, service was not interrupted for non-payment of electricity bills.

Some accounts receivable nevertheless showed signs of deterioration, which led to an increase in the allowance related to the collectibility risk for the debts concerned.

Operating results

Net income related to distribution activities totaled $216 million, or $107 million less than the $323 million recorded the previous year. Revenue from electricity sales decreased by $500 million, primarily on account of the impact of temperatures, which were milder in winter and fall 2020 than in the same periods in 2019. This decrease was mitigated by the fact that, after the Act to simplify the process for establishing electricity distribution rates came into force, the Distributor stopped recognizing variances between actual revenue and costs for certain items and the forecasts in its rate filings, which had had a negative impact of $328 million on revenue from other activities in 2019. In addition, operational expenditure rose by $67 million, essentially on account of the increase in the allowance related to the collectibility risk for certain debts. Electricity purchases, the related transmission costs and fuel purchases were $120 million lower, primarily because of a decrease in supplies purchased from the Generator and from third parties.

ELECTRICITY SALES IN QUÉBEC BY SEGMENT

		Sales volume			Sales revenue
	2020	2020–2019 change		2020	2020–2019 change
Market segment	TWh	TWh	%	$M	$M	%
Residential	68.6	(2.1)	(3.0)	5,535	(217)	(3.8)
Commercial, institutional and small industrial	45.1	(2.8)	(5.8)	3,853	(203)	(5.0)
Large industrial	52.1	1.7	3.4	2,208	(71)	(3.1)
Other	5.6	–	–	333	(9)	(2.6)
Total	171.4	(3.2)	(1.8)	11,929	(500)	(4.0)

FACTORS UNDERLYING THE 2020–2019 CHANGE IN SALES BY SEGMENT

					Volume effects	Price effects	Total
	Baseload demand[a]		Temperatures		Total
Market segment	TWh	$M	TWh	$M	$M	$M	$M
Residential	1.8	155	(3.9)	(337)	(182)	(35)	(217)
Commercial, institutional and small industrial	(2.0)	(170)	(0.8)	(63)	(233)	30	(203)
Large industrial	1.7	56	–	–	56	(127)	(71)
Other	0.2	3	(0.2)	(9)	(6)	(3)	(9)
Total	1.7	44	(4.9)	(409)	(365)	(135)	(500)

a) Including additional sales on February 29, since 2020 was a leap year.

Electricity sales in Québec

Revenue from electricity sales amounted to $11,929 million, a $500-million decrease compared to 2019. This decrease is the result of a combination of four main factors: the negative impact of temperatures, the repercussions of the pandemic on electricity demand in Québec, higher consumption by aluminum smelters, and the decline in market prices for aluminum.

The volume of electricity sales totaled 171.4 TWh, compared to the historic volume of 174.6 TWh recorded in 2019, a decrease of 3.2 TWh.

On the one hand, temperatures led to a 4.9-TWh decrease in sales. Their impact was particularly felt in the first and fourth quarters, which correspond to the months when heating requirements affect customers’ energy consumption and when we therefore record most of our sales. In winter and fall 2020, temperatures were on average 1°C higher than normal, whereas they had been 2°C and 1°C lower, respectively, during the same periods in 2019. Thus, for the first three months of 2020, the temperature variance compared to the previous year resulted in a 3.5-TWh or $294-million decrease in electricity sales, while for the last three months of the year, it translated into an additional decrease of 1.9 TWh or $152 million.

On the other hand, baseload demand rose by 1.7 TWh because of higher energy requirements in the residential segment, partly attributable to the impact of the lockdown measures, in particular the general adoption of telework, and also because of higher consumption by aluminum smelters, itself mainly due to the gradual resumption of operations at a large facility in summer 2019, following a prolonged labor conflict. However, this increase was partially offset by the effects of the public health measures resulting from the pandemic, which led to the closure of a large number of stores and other businesses for many weeks in the spring and fall, and which drove down electricity sales in the commercial, institutional and small industrial segment, as well as in the large industrial customer segment.

Other revenue from ordinary activities

Other revenue from ordinary activities decreased by $25 million compared to the $56 million posted in 2019. The difference is due to the suspension of administration charges on unpaid bills between March and September 2020, as part of the relief measures we implemented to assist customers experiencing financial difficulties due to the pandemic.

Revenue from other activities

With regard to revenue from other activities, a negative amount of $328 million had been recognized in 2019 to reflect the change in variances between actual revenue and costs for certain items and the forecasts in the rate filings, related in particular to weather conditions and the cost of native-load transmission service. Pursuant to the Act to simplify the process for establishing electricity distribution rates, no amount was recorded in this regard in 2020.

Operational expenditure

Operational expenditure totaled $1,344 million in 2020, compared to $1,277 million in 2019. This $67-million rise is essentially due to an increase in the allowance related to the collectibility risk for certain debts given that some accounts receivable, both residential and business, showed signs of deterioration during the year as a result of the difficult economic conditions caused by the pandemic. The allowance therefore gave rise to a $157-million expense in 2020, or $71 million more than in 2019.

Electricity purchases, transmission costs and fuel purchases

Electricity purchases, the related transmission costs and fuel purchases decreased by $120 million compared to 2019. Supplies from the Generator declined by $43 million because of the lower volume of electricity sales in Québec. The impact of this element was mitigated, however, by the indexing of the price of heritage pool electricity in accordance with the Act respecting the Régie de l’énergie. Supplies from third parties decreased on account of a reduction in short-term purchases on the markets and a slightly lower output compared to 2019 from wind farms under contract. Fuel purchases also dropped, in particular because of the decline in fuel prices. Finally, costs incurred for native-load transmission provided by the Transmission Provider increased by $12 million.

Investing activities

In 2020, the Distribution segment’s investments in property, plant and equipment and intangible assets totaled $773 million.

Of this amount, $440 million went toward handling the growth of the Québec customer base, which includes connecting new customers as well as the village of La Romaine and the community of Unamen Shipu, both located in the Basse-Côte-Nord region and currently served by an off-grid system, to the main grid. The Distributor also allocated $333 million to asset sustainment, in particular the project to replace the distribution grid control system.

Construction

The Construction segment consists of activities related to projects carried out by Hydro-Québec TransÉnergie et Équipement1 and by Société d’énergie de la Baie James (SEBJ) (collectively, the “Construction Segment”).

Hydro-Québec TransÉnergie et Équipement is responsible for construction and refurbishment projects throughout Québec, except in the territory governed by the James Bay and Northern Québec Agreement (JBNQA). SEBJ builds generating facilities in the territory governed by the JBNQA (north of the 49th parallel) and may also carry out certain projects elsewhere in Québec and outside the province.

As an engineering, construction and environmental specialist, the Construction Segment also offers the Generator and the Transmission Provider a variety of services needed for draft-design studies, impact assessments and other undertakings in the context of energy-related projects. These services include technical and scientific surveys, planning, cost estimates and cost control, design, architecture, geomatics and quality control.

Volume of activity

The Construction Segment carried out activities amounting to a total of $2,056 million in 2020, compared to $2,248 million the previous year. The high volume is attributable to several large-scale projects. Work done for the Generator totaled $797 million, compared to $825 million in 2019, while work done for the Transmission Provider totaled $1,101 million, compared to $1,288 million in 2019.

[1]	For the presentation of segmented information, this division’s financial data are divided between the Transmission and Construction segments.

Main projects

In the area of power generation, the Construction Segment continued building the Romaine hydroelectric complex and overhauling some of the generating units at Robert-Bourassa and Beauharnois generating stations. It also began the replacement of six generating units and continued upgrading the auxiliary systems at Carillon generating station. Progress was also made on the refurbishment of Rapide-Blanc generating station and the dike at Les Cèdres. In the area of transmission, connection of the Romaine complex continued to advance, as did the land clearing for construction of the 735-kV Micoua–Saguenay line. In addition, the Construction Segment carried on with its numerous replacement programs throughout Québec while also upgrading various facilities on the main transmission system and pursuing other projects to increase transmission capacity.

Corporate and Other Activities

The Corporate and Other Activities heading includes all corporate activities, which are handled by the Groupe – Direction financière, Groupe – Affaires corporatives et juridiques et gouvernance, Vice-présidence – Expérience client, communications et relations avec les communautés, Vice-présidence – Ressources humaines and Vice-présidence – Gestion intégrée des risques. It also encompasses the activities of the Vice-présidence – Technologies de l’information et des communications, Vice-présidence – Stratégies d’entreprise et développement des affaires, Vice-présidence – Évolution de l’entreprise et approvisionnement stratégique, Direction principale – Centre de services partagés, Direction principale – Institut de recherche d’Hydro-Québec and Direction principale – Filiales et innovations commerciales, as well as intersegment eliminations and adjustments.

Results

The net loss for Corporate and Other Activities was $346 million in 2020, compared to $12 million in 2019, in particular because of higher operating expenses. First of all, the Pension Plan’s current service cost increased compared to the previous year, mainly because of a decrease, at the end of 2019, in long-term interest rates on capital markets. Next, additional expenses related to business development were recognized in 2020, partly in connection with the operations of the subsidiaries tasked with leveraging the technologies and services resulting from our R&D efforts in the areas of energy efficiency, demand response and energy storage systems. Lastly, after mandatory telework went into effect for many of our employees, additional expenses were incurred for telecommunications services, so that everyone could work efficiently from home.

Corporate activities

The Groupe – Direction financière is responsible for financing, treasury, accounting, budget planning, taxation, control, preparation of financial statements and reports, and management of the Pension Plan and pension fund. As at December 31, 2019, the date of the most recent actuarial valuation, the Pension Plan showed a funding surplus of $8.2 billion, which means that the assets held on that date were sufficient to cover future pension costs as well as the stabilization provision established under the requirements of the Supplemental Pension Plans Act (CQLR, c. R-15.1). The Pension Plan’s funding ratio was 142.4% at that time.

The Groupe – Affaires corporatives et juridiques et gouvernance provides administrative support to our Board of Directors and the boards of our subsidiaries, as well as legal services, advice and opinions to the entire company. It negotiates, drafts and reviews the contracts and agreements required in the course of our operations and protects our interests in business matters and disputes, including court cases and matters involving regulators such as the Energy Board of Québec and the Canada Energy Regulator. It also develops strategies and guidelines and provides advisory services in the areas of corporate affairs, governance and ethics, access to documents and protection of personal information, information management, and sustainable development. At the request of our Management or Board of Directors, it also conducts analyses and assessments to evaluate our governance, performance and compliance in different areas, such as anti-bribery policies, the environment and worker health and safety.

The Vice-présidence – Expérience client, communications et relations avec les communautés provides us and our subsidiaries with customer experience and marketing advice and frames of reference. It is also responsible for communications with the general public and our stakeholders, including governments, as well as relations with communities and Indigenous peoples. It also develops integrated strategies regarding all stakeholders and sees to the continuous enhancement of our reputation, in collaboration with all of the units.

The Vice-présidence – Ressources humaines develops strategies, guidelines, directives, corporate programs and objectives in matters pertaining to human resources management, labor relations, compensation and employee benefits, organizational performance, as well as training and skills development. It also supports our transformation by seeking to ensure that Management can count on optimum conditions regarding human resources. Moreover, it is responsible for all measures regarding the protection of personnel and third parties, as well as the security of our facilities and assets.

The Vice-présidence – Gestion intégrée des risques coordinates and monitors the integrated portfolio of market and credit risks related in particular to energy trading floor operations, the regulated activities of the Transmission Provider and the Distributor, business development, treasury operations, debt financing and management, and the Pension Plan. In addition, it takes part in optimizing capital projects by conducting systematic cost engineering analyses.

Vice-présidence – Technologies de l’information et des communications

The Vice-présidence – Technologies de l’information et des communications designs, deploys and operates our information and telecommunications networks, systems, applications and infrastructure, and is responsible for their evolution and security. As part of its mandate, it works toward an integrated vision with respect to governance, architecture, development and operations. It also develops leading-edge technology solutions designed to increase our productivity and facilitate our digital transformation, including increased automation of the power grid and business processes, greater mobility, as well as the use of cloud computing, data analytics and artificial intelligence.

This unit’s volume of activity totaled $768 million in 2020, compared to $731 million in 2019.

Investing activities

The investments of the Vice-présidence – Technologies de l’information et des communications totaled $174 million in 2020. They were essentially allocated to maintaining asset quality in keeping with our corporate architecture targets and strategic digitalization objectives.

Vice-présidence – Stratégies d’entreprise et développement des affaires

The mandate of the Vice-présidence – Stratégies d’entreprise et développement des affaires is to identify and seize growth opportunities both in Québec and on external markets, so that we can maximize our contribution to the province’s economic expansion. To that end, it develops strategies that take into account our business environment and that leverage its existing and constantly growing intellectual capital. The unit also remains on the lookout for potential investments in the form of acquisitions, equity stakes or long-term partnerships, and also promotes the benefits of Québec hydropower on export markets.

Vice-présidence – Évolution de l’entreprise et approvisionnement stratégique

The Vice-présidence – Évolution de l’entreprise et approvisionnement stratégique oversees our major cross-functional projects and guides the evolution of the operational model, processes and management systems with a view to continuous improvement. In addition, it looks after the governance and coordination of the corporate emergency response plan and emergency biohazard response plan, and reports on them to the Management Committee. It is also responsible for occupational health and safety, as well as environmental governance and expertise. Lastly, this unit provides the entire company with guidelines, policies, products and services related to strategic procurement, according to best practices in this area.

Direction principale – Centre de services partagés

The mission of the Direction principale – Centre de services partagés1 is to create value by offering competitive services and expertise pertaining to real estate management and materials and transportation logistics to our company as a whole. It thereby contributes to our bottom line by optimizing costs and maximizing asset value.

The unit’s volume of activity totaled $481 million in 2020, compared to $500 million in 2019.

[1]	The Direction principale – Centre de services partagés is part of the Hydro-Québec Distribution et Services partagés division.

Direction principale – Institut de recherche d’Hydro-Québec

The Direction principale – Institut de recherche d’Hydro-Québec1 (IREQ) develops leading-edge technologies and applications adapted to the energy situation in Québec, in order to help us improve grid performance and serve customers better.

As our innovation hub, IREQ includes the Hydro-Québec research center and the Center of Excellence in Transportation Electrification and Energy Storage (CETEES). The research center, whose projects are designed in particular to support the energy transition, keeps us on the leading edge of advances in knowledge and technological solutions in all areas likely to have an impact on our operations over the short and long term. R&D efforts at CETEES focus on advanced materials for sustainable mobility and large- and small-scale energy storage, two key elements in the fight against climate change.

Direction principale – Filiales et innovations commerciales

The mandate of the Direction principale – Filiales et innovations commerciales1 is to develop an end-to-end vision and strategy for commercializing innovative technologies that are intended to help build Québec’s energy future for the benefit of customers. It is also in charge of coordinating the operations of the Hydro-Québec IndusTech subsidiaries tasked with marketing the technologies and services resulting from our R&D efforts, including Hilo (energy efficiency and demand response), EVLO (energy storage systems), DANA TM4 (electric propulsion) and the Electric Circuit (charging infrastructure).

[1]	The Direction principale – Institut de recherche d’Hydro-Québec and Direction principale – Filiales et innovations commerciales are part of the Innovation et Hydro-Québec Production structural unit.

INTEGRATED BUSINESS RISK MANAGEMENT

For many years, we have applied an integrated business risk management process as part of our ongoing activities. This process is supported by various control, communication and assessment mechanisms intended to ensure dynamic monitoring of risk developments.

Our structural units, namely the divisions and corporate units, are central to the process. As part of their activities, they manage the risks to which they are exposed and reassess them on a regular basis, daily in some cases. In concrete terms, each structural unit must identify and assess its main risks and then develop and apply mitigation measures to ensure that residual risks are at a level acceptable to us. The structural units report monthly on their risk management and monitoring activities to the Management Committee, which then acts as a risk management committee to provide overall monitoring of business risks. This approach makes it possible to create a consolidated portfolio of residual business risks during the annual planning process. The consolidated portfolio is presented to the Board of Directors with the Business Plan, which includes a sensitivity analysis indicating the impact of certain risks on forecast net income.

Financial risks

In the course of our operations, we carry out transactions that expose us to certain financial risks, such as market, liquidity and credit risk. Systematic monitoring and the adoption of strategies that include the use of derivative instruments considerably reduce exposure to such risks and their impact on our results.

To manage market and credit risk, a team of specialists that is independent of the units carrying out the transactions constantly monitors a number of indicators related to financial and energy transactions, recommends strategies and applies controls aimed at reducing risk.

Market risk

Our results are subject to three main types of market risk: currency risk, interest rate risk and risk associated with energy and aluminum prices. Fluctuations in the Canadian dollar’s exchange rate relative to the U.S. dollar affect revenue from sales denominated in U.S. dollars as well as the cost of U.S. dollar–denominated debt. Interest rate fluctuations affect financial expenses and pension costs. Finally, energy price fluctuations affect revenue from wholesale markets, while aluminum price fluctuations have an impact on revenue from special contracts with certain large industrial customers in Québec.

The three types of market risk are the subject of active integrated management based mainly on the use of derivative financial instruments. The purpose of such management is to limit the impact of market risk on our results, according to strategies and criteria established based on our risk tolerance. In addition, market risk over the medium and long term is mitigated by the offsetting effect between the impact of a general increase or decrease in interest rates on financial expenses, on the one hand, and the impact of such an increase or decrease on pension costs, on the other.

Our pension costs are also subject to the risk of fluctuation in the fair value of investments held in the pension fund portfolio. To manage this risk, we rely on asset diversification and on investment management strategies that include the use of derivatives.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with its financial liabilities. This type of risk may arise from difficulties accessing sources of financing for its investment program.

Our liquidity risk is mitigated by several factors, including substantial cash flows generated by operating activities, access to a preauthorized standby credit facility and a diversified portfolio of highly liquid financial instruments.

Credit risk

Credit risk is the risk that a counterparty may not meet its contractual obligations.

We are exposed to credit risk related to receivables through ongoing electricity sales in Québec. To mitigate the impacts of the pandemic, we relaxed our payment arrangement conditions to accommodate the needs of both residential and business customers. We also launched a campaign to inform our most vulnerable customers of the more flexible conditions, while also increasing our provision related to the collectibility risk.

We are also exposed to credit risk related to the cash equivalents, short-term investments and derivative instruments traded with financial institutions and other issuers and, to a lesser extent, with North American energy companies under the Distributor’s power purchase agreements and the Generator’s energy transactions on markets outside Québec.

Exposure to credit risk is mitigated by the implementation of limits and frameworks for risk concentration and level of exposure by counterparty. To ensure compliance with such limits and frameworks, we take a proactive approach based on various controls and monitoring reports. These enable us to react quickly to any event that could have an impact on the financial position of our counterparties. In addition, we generally do business with counterparties that have a high credit rating. We also enter into agreements to keep the market value of the main portfolios of derivative instruments below a predetermined threshold.

Regulatory risks

We are exposed to regulatory risks because, under the Act respecting the Régie de l’énergie, our activities related to electricity transmission and distribution are regulated. The decisions handed down by the Energy Board may therefore affect the results of the Transmission Provider and the Distributor. In particular, the Act stipulates that rates are determined on a basis that allows for recovery of the cost of service and provides a reasonable return on the rate base.

However, the Act to simplify the process for establishing electricity distribution rates, which came into force in 2019, put an end to the regulatory practice whereby any variance between the actual amounts of certain items, in particular revenue variances related to weather conditions and variances related to the cost of electricity supplies, and the amounts forecast in the rate filings, which were based on climate normals and recognized by the Energy Board for rate-setting purposes, could later be factored into the Distributor’s rates. The Distributor is therefore now exposed to the risks associated with these items, which were formerly covered by variance and deferral accounts. As of 2021, however, these risks are expected to be mitigated by the annual indexation of rates.

Various measures have been put in place to reduce the impact of regulatory risks on the results of the Transmission Provider and the Distributor. These measures include submitting complete and well-argued files to the Energy Board and maintaining a constructive dialogue with the Energy Board and the intervenors, particularly during working sessions.

Operational risks

Managing a power system poses numerous technical challenges related to aging equipment. We must therefore make informed decisions when it comes to planning investments aimed at extending the useful life of our facilities and replacing certain assets.

Generation

One of the principal uncertainties that we face relates to natural water inflows. The Generator must ensure that it is able to meet its commitments to supply an annual base volume of up to 165 TWh of heritage pool electricity to the Distributor and fulfill its contractual obligations. In concrete terms, this means being able to cover a natural inflow deficit of 64 TWh over two consecutive years, and 98 TWh over four consecutive years. To manage this risk, the Generator applies a variety of mitigation measures and closely monitors them. It therefore manages its reservoir storage on a multiyear basis and maintains an adequate margin between its generating capacity and its commitments. This margin allows it to compensate for variations in runoff, replenish its reserves or take advantage of business opportunities. We regularly report to the Energy Board on the Generator’s generating capacity and energy reserve.

Moreover, the Generator operates many generating stations and control structures in southern Québec, particularly on the Rivière Saint-Maurice, the Rivière des Outaouais (Ottawa River) and the Fleuve Saint-Laurent (St. Lawrence River), along which a number of urban centers and other agglomerations are located. These rivers have experienced major spring flooding in recent years, especially in 2017 and 2019. To reduce the impact of flooding on communities, the Generator plans ahead and manages its facilities in such a way as to maximize public safety, by carrying out rigorous monitoring and by working closely with the authorities. For example, various reservoirs were used to limit flooding in 2019. We held numerous information sessions during the year to educate the public about the key role that our reservoirs and control structures play in managing floods.

The Generator is also exposed to risk arising from variances between actual temperatures and domestic market demand and forecast values. Such variances have an impact on its electricity sales to the Distributor and may affect the volume available for its export sales.

In addition to runoff uncertainties, the Generator’s export activities on wholesale markets are subject to market risk and the risk of unavailability of generating and transmission equipment. Market risk results from fluctuations in energy prices on markets outside Québec, and is mitigated by ongoing monitoring of trends in wholesale markets and the use of hedging derivative instruments. The risk of unavailability of generating and transmission equipment is mitigated through maintenance and upgrade programs.

The risks related to export activities are quantified in an integrated fashion by a team of specialists independent of the unit carrying out the transactions. This team sees to the application of controls, presents daily reports to Senior Management and ensures compliance with the limits approved by Management and the Board of Directors.

Transmission

Several factors, such as extreme weather events and equipment failure, may cause service interruptions or result in the unavailability of part of the transmission system. The multifaceted strategy adopted by the Transmission Provider to counter these factors includes implementing the standards of the North American Electric Reliability Corporation (NERC) as well as measures to maintain and reinforce its transmission facilities and ensure that assets continue to operate smoothly throughout their useful lives. It is worth noting in this regard that the Direction principale – Contrôle des mouvements d’énergie et exploitation du réseau within Hydro-Québec TransÉnergie et Équipement is the Reliability Coordinator for transmission systems in Québec, a role it was assigned by the Energy Board in 2007.

The Transmission Provider must provide enough transmission capacity to supply the Distributor and other customers, as well as ensuring transmission system security and reliability. To do so, it applies optimal management of the annual peak load and invests in modernizing its transmission facilities based on an asset management model. It has also undertaken major projects to replace the grid control systems, special protection systems, and substation protections and controls.

Distribution

The main risk to which the Distributor is exposed relates to continuity of service. To maintain power quality, it continually invests in its system to modernize and automate it and enhance its security. It also relies on vegetation control, the application of an asset maintenance program and renewal strategy, and compliance with applicable standards for overhead and underground systems. To reduce the duration of service interruptions, the vast majority of which are caused by adverse weather conditions, it has adopted new technologies for rapid detection of outages, faster service restoration and remote management of certain incidents.

Even under normal weather conditions, the Distributor has to deal with demand fluctuations that are due to economic and energy market factors and that impact its results. When demand is lower than forecast, it cannot recover from customers all the costs related to power transmission and distribution. Since the Act to simplify the process for establishing electricity distribution rates came into force, it also has been exposed to risks related to weather conditions and variances in electricity supply costs. To counter the impact of all these risks, it constantly fine-tunes its method of forecasting electricity demand.

Construction

One of the key risks that we must deal with in the course of our construction projects is occupational health and safety on our jobsites. In 2017, we initiated a major shift aimed at developing strong leadership, raising our standards and improving our performance in health and safety, and thereby becoming a benchmark in this area in Québec’s construction industry. To this end, we developed an action plan that is reviewed annually and monitored on a monthly basis by Senior Management. All the structural units are working together toward a common goal: provide a safe, healthy and respectful work environment.

Pressure on construction project costs is another risk to which we are constantly exposed. This pressure stems from such factors as a labor shortage due in part to the boom in Québec’s construction industry, higher prices for certain materials or products, as well as factors like late deliveries, poor quality and work stoppages, which affect project schedules. The recovery plans likely to be deployed in the coming months in response to the COVID-19 pandemic could put more pressure on project costs and availability of labor.

To meet its commitments and continue to apply high safety and quality standards, the Construction Segment has implemented a number of measures designed to reduce its risk exposure. In particular, it closely monitors project schedules, costs, accidents and risks specific to each project or key deliverable, an approach that enables it to ensure that projects are progressing as planned and to take any necessary corrective action. In collaboration with internal partners, it also maintains ongoing relations with the relevant organizations and government departments to stay abreast of future amendments to laws and regulations that could affect its activities. Finally, in conjunction with the Direction principale – Approvisionnement stratégique, it develops procurement strategies that promote competition, sustainable supplies and continued expertise in its markets, and it adjusts its project execution strategies according to economic conditions, in consultation with its partners.

Corporate and Other Activities

Occupational health and safety

We are continuing the company-wide shift we initiated to change our culture and improve our performance in occupational health and safety (OHS) in order to protect all our workers. The transformation is built around three pillars: leadership, risk management and performance.

Numerous initiatives were launched, many of which seek to reduce the severity and frequency of accidents. Priority is given to our two most critical risks, namely moving vehicles and live equipment, as well as to musculoskeletal disorders, the cause of most incidents.

Significant efforts were deployed to optimize reporting of accidents, determine their causes and implement effective control strategies and methods. For instance, a specialized team was tasked with conducting independent investigations to determine the basic causes of potentially serious incidents with a high risk of recurrence.

On account of the public health crisis, we added biological risks to our action priorities. In March 2020, we deployed our emergency biohazard response plan, which calls for the application of numerous hygiene measures in workplaces and on jobsites in order to protect both workers and the local populations concerned. At the same time, we implemented a number of support measures to help teleworkers maintain a healthy lifestyle.

OHS performance indicators continue to be closely monitored in dashboards and performance reviews, and the measures taken since 2017 have provided the necessary foundation for achieving the desired results. Improving our OHS performance and creating a genuine culture of prevention is a long process. However, the continued deployment, in 2021, of our health and safety action plan should contribute to more effective risk management and to the achievements of new gains in this area during the coming years.

Safety of individuals and security of assets and revenue

We take every possible measure to protect our employees and third parties against any threats, hazards, disasters and exceptional circumstances that might occur during the course of operations. We carry out continuous monitoring of threats and vulnerabilities, and of the safety measures necessary for accomplishing our mission. We also look after securing all our physical assets, information assets and cyber assets.

To help ensure optimal protection of individuals and of our assets and revenue, we are committed to fostering a safety and security culture; increasing public awareness of the need for good safety habits near our facilities; anticipating, evaluating and mitigating risks and threats; establishing and applying adapted safety measures; ensuring surveillance of assets and detection of anomalies; responding quickly in the event of harm, damage or threat to individuals, assets or revenue in order to limit impacts; complying with legal and regulatory requirements; and taking part in government safety and security initiatives.

Concerning protection of revenue, we pay special attention to electricity theft, fraud, intellectual property infringement and possible attacks on the grid. To counter these risks, we rely on a series of measures, including an analytical method for detecting electricity theft, increased security at strategic facilities, as well as continued active surveillance in collaboration with our partners.

In addition, we have a corporate emergency response plan to ensure the continuity of our operations and our mission in case of an exceptional event. The corporate plan integrates the structural units’ emergency response plans and activities with the aim of strengthening and improving coordination of the efforts of all internal and external responders, including public authorities.

Security of information and communications technologies

Cybersecurity is a key concern for us. To manage this issue, we rely on a multidisciplinary team of experts who work closely with a network of external collaborators. Together, they monitor our information and telecommunications networks, anticipate and analyze threats and keep a close watch on related risks. We regularly assess the mitigation measures in place and deploy new strategies based on changes in the business environment and emerging trends in security.

Growth in Québec and beyond

We intend to take advantage of opportunities both in Québec and beyond our borders with a view, in particular, to increasing our value, enhancing our strategic position and supporting the decarbonization of all our markets. The growth avenues we are exploring involve developing our domestic and export markets, leveraging our technologies and acquiring assets or equity stakes. To ensure the success of these ventures, we have adopted a disciplined approach and implemented a business opportunity analysis process to identify the related risks and manage them proactively.

Environment

Every year, we review our management of environmental risks as well as areas for improvement using our ISO 14001:2015–certified management system. We thereby seek to have better control of the impacts of our operations and projects on biophysical and human environments and maximize the positive environmental spin-offs of our presence throughout Québec.

Climate change

Climate change is already starting to have an impact on our operations. In our Strategic Plan 2020–2024, we therefore undertook to develop an adaptation plan aimed at mitigating the related risks. In 2020, a committee made up of representatives from all the units concerned identified key vulnerabilities in order to propose adaptation measures and, in due course, oversee their implementation. We also asserted our intention to be a leader in the energy transition so as to make an even larger contribution to the fight against global warming.

INDEPENDENT AUDITORS’ REPORT

To the Minister of Finance of Québec:

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Hydro-Québec and its subsidiaries (the Group), which comprise the consolidated balance sheets as at December 31, 2020 and 2019, and the consolidated statements of operations, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2020, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2020 and 2019, and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2020, in accordance with United States generally accepted accounting principles (U.S. GAAP).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises:

•	The information, other than the consolidated financial statements and our auditors’ report thereon, included in the Annual Report

•	The information, other than the consolidated financial statements and our auditors’ report thereon, included in a document likely to be entitled Annual Report – Form 18-K.

Our opinion on the consolidated financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained the Annual Report prior to the date of this auditors’ report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditors’ report. We have nothing to report in this regard.

The document likely to be entitled Annual Report – Form 18-K is expected to be made available to us after the date of the auditors’ report. If, based on the work we will perform on the other information included in this document, we conclude that there is a material misstatement of this other information, we are required to report that fact to those charged with governance.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. GAAP, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, Management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

•

Conclude on the appropriateness of Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Report on Other Legal and Regulatory Requirements

As required by the Auditor General Act (CQLR, c. V-5.01), we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

The engagement partners from KPMG LLP and from Ernst & Young LLP on the audit resulting in this independent auditors’ report are respectively [REDACTED] and [REDACTED].

On behalf of the Auditor General of Québec,

/s/ KPMG LLP[1]	/s/ Ernst & Young LLP[2]	/s/ Marc-Antoine Daoust, CPA auditor, CA
Assistant Auditor General

Montréal, Québec

February 12, 2021

1. FCPA auditor, FCA, public accountancy permit No. [REDACTED]

2. CPA auditor, CA, public accountancy permit No. [REDACTED]

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31 In millions of Canadian dollars	Notes	2020	2019	2018

Revenue	20	13,594	14,021	14,370

Expenditure
Operations		3,146	2,818	2,843
Other components of employee future benefit cost	18	(494)	(557)	(340)
Electricity and fuel purchases		2,204	2,227	2,167
Depreciation and amortization	4	2,694	2,782	2,685
Taxes	5	1,138	1,133	1,111
		8,688	8,403	8,466

Income before financial expenses		4,906	5,618	5,904
Financial expenses	6	2,603	2,695	2,712

Net income		2,303	2,923	3,192

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31 In millions of Canadian dollars	Notes	2020	2019	2018

Net income		2,303	2,923	3,192

Other comprehensive income	16
Net change in items designated as cash flow hedges	15	(229)	260	215
Net change in employee future benefits	18	(464)	(759)	469
Other		(9)	(3)	3
		(702)	(502)	687

Comprehensive income		1,601	2,421	3,879

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

As at December 31 In millions of Canadian dollars	Notes	2020	2019

ASSETS
Current assets
Cash and cash equivalents		1,467	1,115
Short-term investments		304	445
Accounts receivable and other receivables	15	2,313	2,488
Derivative instruments	15	147	186
Regulatory asset	3	123	118
Materials, fuel and supplies		316	291
		4,670	4,643

Property, plant and equipment	7	66,900	65,992
Intangible assets	8	1,053	925
Investments	9	1,717	1,132
Derivative instruments	15	11	24
Regulatory assets	3	5,700	4,959
Other assets	10	844	888
		80,895	78,563
LIABILITIES
Current liabilities
Borrowings		–	40
Accounts payable and accrued liabilities		2,080	2,897
Dividend payable	16	1,727	2,192
Accrued interest		933	911
Asset retirement obligations	11	84	66
Derivative instruments	15	14	30
Current portion of long-term debt	12	1,900	1,817

		6,738	7,953

Long-term debt	12	46,257	43,690
Asset retirement obligations	11	838	821
Derivative instruments	15	3	–
Regulatory liabilities	3	331	343
Other liabilities	13	5,150	4,048
Perpetual debt	14	256	260

		59,573	57,115

EQUITY	16
Share capital		4,374	4,374
Retained earnings		20,058	19,482
Accumulated other comprehensive income		(3,110)	(2,408)
		21,322	21,448

		80,895	78,563

Commitments and contingencies	19

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Geneviève Brouillette	/s/ Jacynthe Côté

Chair of the Audit Committee	Chair of the Board

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Years ended December 31 In millions of Canadian dollars	Note	Share capital	Retained earnings	Accumulated other comprehensive income	Total equity

Balance as at December 31, 2019		4,374	19,482	(2,408)	21,448

Net income		–	2,303	–	2,303
Other comprehensive income	16	–	–	(702)	(702)
Dividend	16	–	(1,727)	–	(1,727)

Balance as at December 31, 2020		4,374	20,058	(3,110)	21,322

Balance as at December 31, 2018		4,374	18,741	(1,906)	21,209
Adjustments related to a change in accounting policy		–	10	–	10
Net income		–	2,923	–	2,923
Other comprehensive income	16	–	–	(502)	(502)
Dividend	16	–	(2,192)	–	(2,192)

Balance as at December 31, 2019		4,374	19,482	(2,408)	21,448

Balance as at December 31, 2017		4,374	17,972	(2,591)	19,755
Adjustments related to a change in accounting policy		–	(29)	(2)	(31)
Net income		–	3,192	–	3,192
Other comprehensive income	16	–	–	687	687
Dividend	16	–	(2,394)	–	(2,394)

Balance as at December 31, 2018		4,374	18,741	(1,906)	21,209

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 In millions of Canadian dollars	Notes	2020	2019	2018

Operating activities
Net income		2,303	2,923	3,192
Adjustments to determine net cash flows from operating activities
Depreciation and amortization	4	2,694	2,782	2,685
Amortization of premiums, discounts and issue expenses related to debt securities		127	211	203
Deficit of net cost recognized with respect to amounts paid for employee future benefits		(181)	(433)	(146)
Gain on partial sale of a subsidiary		–	–	(277)
Interest and other	17	(1,243)	208	118
Regulatory assets and liabilities		(178)	(453)	(57)
Change in non-cash working capital items	17	(694)	804	(420)
		2,828	6,042	5,298

Investing activities
Additions to property, plant and equipment		(3,151)	(3,480)	(3,292)
Additions to intangible assets		(215)	(134)	(110)
Acquisition of an investment	9	(661)	–	–
Partial sale of a subsidiary, net of cash transferred		–	–	160
Net change in short-term investments and sinking fund	10	217	485	215
Other		(15)	(80)	70
		(3,825)	(3,209)	(2,957)

Financing activities
Issuance of long-term debt		4,541	3,075	1,828
Repayment of long-term debt		(938)	(3,818)	(1,778)
Cash receipts arising from credit risk management		5,036	2,909	3,737
Cash payments arising from credit risk management		(5,060)	(2,810)	(3,200)
Net change in borrowings		(64)	(9)	(18)
Dividend paid		(2,192)	(2,394)	(2,135)
Other		26	8	13
		1,349	(3,039)	(1,553)

Foreign currency effect on cash and cash equivalents		–	(14)	10

Net change in cash and cash equivalents		352	(220)	798

Cash and cash equivalents, beginning of year		1,115	1,335	537

Cash and cash equivalents, end of year		1,467	1,115	1,335
Supplementary cash flow information	17

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2020 and 2019 and 2018

Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Under the provisions of the Hydro-Québec Act (CQLR, c. H-5), Hydro-Québec is mandated to supply power and to pursue endeavors in energy-related research and promotion, energy conversion and conservation, and any field connected with or related to power or energy. Hydro-Québec is required, in particular, to supply a base volume of up to 165 TWh a year of heritage pool electricity for the Québec market, as set out in the Act respecting the Régie de l’énergie (CQLR, c. R-6.01). As a government corporation, Hydro-Québec is exempt from paying income taxes in Canada.

Note 1             Significant Accounting Policies

Hydro-Québec’s consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Management is of the opinion that these consolidated financial statements present fairly, in all material respects, the consolidated financial position of Hydro-Québec.

Management has reviewed events occurring until February 12, 2021, the date of approval of these consolidated financial statements by the Board of Directors, to determine whether circumstances warranted consideration of events subsequent to the balance sheet date.

COVID-19 PANDEMIC

The global COVID-19 pandemic adversely affected Hydro-Québec’s financial results for 2020. Because of the public health emergency declared by the Québec government in March, several business sectors scaled back or shut down their operations, and then gradually resumed them as of mid-May, and many commercial establishments had to suspend them again in the fall in some areas.

At the present time, it is impossible to give a meaningful estimate of the duration and scope of the public health crisis and the extent of the resulting economic slowdown, or the repercussions on Hydro-Québec’s operations and financial results over the short and long term.

REGULATION

The Act respecting the Régie de l’énergie grants the Régie de l’énergie of Québec (the “Régie”) exclusive authority to determine or modify the rates and conditions under which electricity is transmitted and distributed by Hydro-Québec. Hydro-Québec’s electricity transmission and distribution activities in Québec are therefore regulated. Under this legislation, rates are set by reasoned decision of three commissioners after public hearings. The Act also stipulates that rates are set on a basis that allows for recovery of the cost of service and provides a reasonable return on the rate base.

Since January 1, 2019, the Transmission Provider’s rates have been subject to performance-based regulation (PBR), which will apply for a four-year period. Under PBR, rates for the 2019 rate year were set using the cost-of-service method, while those for the 2020 rate year were determined using a parametric formula specifically for transmission activities, as will be the case for the next two years. This parametric formula provides that some unpredictable costs will continue to be based on the cost-of-service method, while the other cost components will be calculated using an indexation formula. Previously, the Transmission Provider’s rates were based solely on the cost-of-service method.

As for the Distributor, its rates are governed by the Act to simplify the process for establishing electricity distribution rates (S.Q. 2019, c. 27). This Act, which came into force in December 2019, effectively amended the Act respecting the Régie de l’énergie. In particular, it specifies that electricity distribution rates are to be set or modified by the Régie every five years commencing on April 1, 2025, and that, in the interim, they will be adjusted each year based on the annual change in the average Québec Consumer Price Index. However, it authorizes the Distributor to apply to the Régie, before the deadline, to modify its rates if they do not allow for recovery of the cost of service. Under the new Act, an amount equivalent to substantially all unamortized balances of the Distributor’s variance and deferral accounts as at December 31, 2019, was refunded to customers, and rates for the 2019–2020 rate year, effective from April 1, 2019, to March 31, 2020, were frozen until March 31, 2021.

Previously, the Distributor’s rates were subject to PBR. Under PBR, rates for the 2018–2019 rate year, in effect from April 1, 2018, to March 31, 2019, were set using the cost-of-service method, whereas those for the 2019–2020 rate year, which came into effect on April 1, 2019, were set using a parametric formula specifically for distribution activities. This formula had two components, namely the application of the cost-of-service method for some unpredictable costs and the use of an indexation formula for the other cost components.

Note 1             Significant Accounting Policies (continued)

Moreover, the rates of the Transmission Provider are subject to an earnings-sharing mechanism, while those of the Distributor were subject to it until December 31, 2019.

Under U.S. GAAP, it is acknowledged that rate regulation may affect the timing of the recognition of certain transactions in the consolidated results, giving rise to the recognition of regulatory assets and liabilities, which Hydro-Québec considers it is likely to recover or settle subsequently through the rate-setting process.

When the Transmission Provider or the Distributor determines that certain costs incurred may likely be recovered in future rates, such costs are deferred and recognized as assets. When it is probable that the Transmission Provider or the Distributor will be required to reimburse customers, or when costs have been recovered but will be incurred in the future, a liability is recognized. The balances of these assets and liabilities are amortized over the recovery periods approved by the Régie.

The risks and uncertainties related to regulatory assets and liabilities are monitored and assessed from time to time. When Hydro-Québec deems that the net carrying amount of a regulatory asset or liability is no longer likely to be taken into account in determining future rates, a loss or gain is recognized in the results for the period during which the judgment is made.

SCOPE OF CONSOLIDATION

The consolidated financial statements include the accounts of Hydro-Québec and its subsidiaries as well as those of variable interest entities where Hydro-Québec is the primary beneficiary. All intercompany balances and transactions are eliminated at the time of consolidation.

Investments over which Hydro-Québec has joint control or significant influence are accounted for on an equity basis. These investments are initially recognized at cost, and their carrying amount is subsequently increased or decreased by an amount equal to Hydro-Québec’s share of the changes in their net assets after the date of acquisition. Hydro-Québec’s share of the results of these investments is recognized in results. Dividends received are applied against the carrying amount of the investments.

USE OF ESTIMATES

The preparation of financial statements in accordance with U.S. GAAP requires that Management make estimates and assumptions that affect the amounts recognized as assets and liabilities, the disclosures regarding contingent assets and liabilities at the date of the consolidated financial statements and the amounts recognized as revenue and expenditure for the years at issue. The estimates relate, among other things, to revenue, which includes estimated amounts for electricity delivered but not billed; the carrying amount of regulatory assets and liabilities; fair value measurements of financial instruments; as well as the useful life of property, plant and equipment and intangible assets for calculating the depreciation and amortization expense. They also concern cash flows, the expected timing of payments, and the discount rates used to determine asset retirement obligations and employee future benefit liabilities, which are based on different economic and actuarial assumptions. Actual results could differ from those estimates and such differences could be significant.

REVENUE

Hydro-Québec supplies the Québec market with electricity and also sells power on wholesale markets in Canada and the United States. Substantially all revenue from ordinary activities is derived from electricity sales contracts with customers. These sales are recognized over time, based on the electricity delivered and the amount that Hydro-Québec is entitled to charge customers in accordance with regulated rates or contractual provisions.

FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date, whereas non-monetary items denominated in foreign currencies are translated at the historical exchange rate. Revenue and expenditure arising from foreign currency transactions are translated into Canadian dollars at the exchange rate in effect at the transaction date. The exchange gains or losses resulting from the translation of monetary items are included in results.

The financial statements of foreign operations whose functional currency is not the Canadian dollar are translated according to the current rate method. Under this method, assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date, whereas revenue and expenditure are translated at the average exchange rate in effect during the period. The exchange gains or losses resulting from the translation of the financial statements of these foreign operations are presented in Other comprehensive income.

FINANCIAL INSTRUMENTS

Cash and cash equivalents

Cash and cash equivalents include investments with a maturity of three months or less from the date of acquisition.

Note 1             Significant Accounting Policies (continued)

Short-term investments

Short-term investments, classified as available-for-sale debt securities, consist of money market instruments with a maturity of more than three months from the date of acquisition and are recognized at fair value. Changes in fair value are recorded in Other comprehensive income until they are realized, at which time they are reclassified to results. Revenue from these investments, calculated using the effective interest method, is recognized in results.

Receivables – Accounts receivable

Accounts receivable are recognized at the amount invoiced, net of the allowance for doubtful accounts. This allowance is based on the status of customer files and the recovery experience for each age group of accounts. Receivables are written off during the period in which the accounts are deemed uncollectible.

Other receivables and financial liabilities

Other receivables presented under Accounts receivable and other receivables, bonds held in the sinking fund, which are presented in Other assets, less any impairment losses, as well as borrowings, financial liabilities presented under Accounts payable and accrued liabilities, the dividend payable, accrued interest, long-term debt, financial liabilities presented under Other liabilities, and perpetual debt, are measured at amortized cost using the effective interest method. Amortized cost includes issue expenses as well as premiums and discounts, if applicable. Interest is recognized in results.

Derivative instruments

Derivative instruments are recognized at fair value at the balance sheet date. Changes in fair value are recognized in results for the period in which they occur, except in the case of derivative instruments designated as hedges in a cash flow hedging relationship. The net balances of derivative instruments that are transacted with the same counterparty, that are the subject of an enforceable master netting arrangement, net of cash received or paid under collateral exchange agreements, and that meet the conditions for set-off are presented on the balance sheet.

As part of its integrated business risk management, Hydro-Québec uses derivative instruments to manage its market risk, consisting of currency risk, interest rate risk and risk resulting from fluctuating energy and aluminum prices. It applies cash flow or fair value hedge accounting to eligible hedging relationships that it designates as hedges, and properly documents these relationships. Among other things, this process involves associating derivative instruments with specific assets or liabilities on the balance sheet, or with probable anticipated transactions. Hydro-Québec ensures that hedging relationships are highly effective in hedging the designated risk exposure initially and then monthly thereafter. In addition, for hedges of anticipated transactions, it assesses the probability of the occurrence of those transactions designated as hedged items at least on a quarterly basis.

In the case of a cash flow hedge, changes in the fair value of an instrument designated as a hedge are recognized under Other comprehensive income. Such amounts are reclassified to results, in the line item affected by the hedged item, during the periods in which the hedged item affects results. If a derivative instrument no longer satisfies hedging conditions, if it has expired or is sold, terminated or exercised, or if Hydro-Québec terminates its designation as a hedging item, hedge accounting ceases to be applied on a prospective basis. Gains and losses previously accumulated in Other comprehensive income continue to be deferred and are later reclassified to results during the same periods as the hedged item. If the hedged item ceases to exist or if it becomes likely that the hedged anticipated transactions will not occur, the deferred gains or losses are immediately reclassified to results.

In the case of a fair value hedge, changes in the fair value of the derivative instrument are recognized in results in the line item affected by the hedged item. Offsetting changes in the fair value of the hedged item attributable to the hedged risk are recognized as adjustments to this item’s carrying amount and are offset against results.

Cash flows attributable to derivative instruments designated as hedges are presented in the statement of cash flows based on the same classification as the hedged item.

Hydro-Québec assesses its contracts to determine if they meet the definition of a derivative or if they include an embedded derivative, which must be separated from its host contract. If such is the case, the contract or the embedded derivative is recognized at fair value on the balance sheet.

All futures or forward contracts on non-financial items that can be settled on a net basis and whose price is closely tied to the non-financial item bought or sold are recorded at the settlement date if there is a probability of receipt or delivery in accordance with expected requirements.

Note 1             Significant Accounting Policies (continued)

FAIR VALUE

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In accordance with the applicable standards, Hydro-Québec classifies the fair value measurements of assets and liabilities according to a three-level hierarchy, based on the type of inputs used in making these measurements:

∎ Level 1:	Quoted prices (unadjusted) on active markets for identical assets or liabilities that Hydro-Québec can access at the measurement date;

∎	Level 2: Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly; and

∎	Level 3: Unobservable inputs.

MATERIALS, FUEL AND SUPPLIES

Inventories of materials, fuel and supplies are valued at the lower of cost and net realizable value. Cost is determined by the weighted average cost method.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost, which comprises materials, labor, other costs directly related to construction activities, and financial expenses capitalized during construction. Property, plant and equipment also include draft-design costs for projects whose technical feasibility has been demonstrated, whose profitability has been estimated, and for which Management deems that it will in all likelihood have the necessary resources for completion. The present value of retirement obligations related to property, plant and equipment, as well as that of agreements with local communities concerned by certain investment projects that fall within the definition of a liability, are added to the carrying amount of the property, plant and equipment at issue. Moreover, contributions from third parties are applied against the cost of the related property, plant and equipment.

Property, plant and equipment are depreciated over their useful life, using the straight-line method, starting in the month following the date of commissioning. The depreciation periods for the principal categories of property, plant and equipment are as follows:

Hydraulic generation	40–120 years
Thermal generation	15–50 years
Transmission substations and lines	30–85 years
Distribution substations and lines	25–70 years
Other property, plant and equipment	5–50 years

When property, plant and equipment are retired, their cost, net of accumulated depreciation and salvage value, is recognized in the results for the year.

Maintenance and repair costs are recognized in results when incurred.

LEASES

Hydro-Québec’s leases mainly concern office buildings and its generating and transmission facilities. On the execution date, Hydro-Québec determines whether an agreement is a lease by assessing whether it confers a right to control the use of a specific asset for a certain time period in exchange for consideration.

Right-of-use assets and lease liabilities where the lease is for a term of more than 12 months are recognized at the lease commencement date, using the present value of the lease payments for the term of the lease. Any lease expenses paid prior to the commencement date are added to the amount of the assets concerned. The discount rate used is the interest rate implicit in the lease to the extent that it can be readily determined. If such is not the case, Hydro-Québec uses its incremental borrowing rate at the commencement date of the lease. Renewal and termination options are taken into account in determining the term of the lease if it is reasonably certain that they will be exercised.

The costs associated with variable lease payments are not taken into account in measuring the lease liabilities and are recognized in results as and when they are incurred. If a lease has both lease and nonlease components, Hydro-Québec has elected to group them together and recognize them as a single lease component.

Note 1             Significant Accounting Policies (continued)

Right-of-use assets related to finance leases are recognized in Property, plant and equipment, while the corresponding liabilities are recognized in Current portion of long-term debt and Long-term debt. The depreciation and amortization of assets and interest on finance lease liabilities are recognized in Depreciation and amortization and Financial expenses, respectively.

Right-of-use assets related to operating leases are recognized in Other assets, while the corresponding liabilities are recognized in Accounts payable and accrued liabilities and Other liabilities. Operating lease expenses are recognized on a straight-line basis as an operational expenditure over the term of the lease.

INTANGIBLE ASSETS

Intangible assets are recognized at cost.

The cost of internally developed computer software is capitalized when it meets capitalization criteria. The related financial expenses are capitalized during the development period.

Intangible assets with an indefinite useful life are not amortized. These assets are tested for impairment annually or more frequently if events indicate a potential impairment loss. Any amount by which the carrying amount exceeds the fair value is recognized in results for the period in which the impairment is determined.

Intangible assets with a finite useful life, such as software and licences, are amortized over their useful life according to the straight-line method. The amortization period for these assets varies from 3 to 24 years.

CAPITALIZED FINANCIAL EXPENSES

Financial expenses capitalized in property, plant and equipment under construction and in internally developed computer software are determined on the basis of the cost of debt and recognized as a deduction from financial expenses in the consolidated results. Capitalized financial expenses related to rate-regulated transmission or distribution activities also take into account the return on equity of the activities concerned. The portion that corresponds to return on equity is included in Revenue in the consolidated results.

IMPAIRMENT OF LONG-LIVED ASSETS

Hydro-Québec reviews the carrying amount of its property, plant and equipment and its amortizable intangible assets whenever events or changes in circumstances indicate that the expected undiscounted net cash flows could be lower than the carrying amount of the property and assets. An impairment loss corresponding to the amount by which the carrying amount exceeds fair value is recognized in the results for the year, if applicable.

EMPLOYEE FUTURE BENEFITS

Hydro-Québec offers all its employees a contributory pension plan based on final pay (the “Pension Plan”), as well as other post-retirement benefits and post-employment benefits (collectively, the “Other plans”). All Hydro-Québec’s employee future benefit plans are defined-benefit plans.

The funded status of employee future benefit plans is recognized in Hydro-Québec’s Consolidated Balance Sheets. It is equal to the difference between the fair value of plan assets and the value of the projected benefit obligations of each plan.

Pension Plan and other post-retirement benefits

The Pension Plan is a fully funded contributory plan that provides pension benefits based on the number of years of service and an average of the best five years of earnings. These benefits are indexed annually based on a rate which is the greater of the inflation rate, up to a maximum of 2%, and the inflation rate less 3%.

The other post-retirement benefits are provided by group life, medical and hospitalization insurance plans, which are contributory plans with contributions adjusted annually. Benefit costs and obligations under the Pension Plan and other post-retirement benefits provided in exchange for current service are calculated according to the projected benefit method prorated to years of service. They are determined using a discount rate and are based on Management’s best estimates, in particular concerning the expected return on plan assets, salary escalation, the increase in health care costs, and employees’ retirement ages.

Note 1             Significant Accounting Policies (continued)

In order to establish the benefit costs and its obligations under the Pension Plan and other post-retirement benefits, Hydro-Québec has adopted the following policies:

∎

Discount rates used to determine the projected benefit obligations and to estimate the current service cost and the interest on obligations are based on the interest rate curve on the measurement date, namely December 31, of high-quality Canadian corporate bonds. These discount rates take into account the amount and different payment maturity dates of the projected benefit obligations for each plan.

∎

Actuarial gains and losses are initially recognized in Other comprehensive income. Thereafter, amortization of actuarial gains or losses is recognized under Other components of employee future benefit cost if the unamortized net actuarial gain or loss at the beginning of the year exceeds 10% of the value of the projected benefit obligations or 10% of the market-related value of the plan assets, whichever is greater. The amortization corresponds to the excess divided by active employees’ average remaining years of service.

∎

Past service costs (credits) arising from amendments to the Pension Plan and other post-retirement benefits are initially recognized in Other comprehensive income. Thereafter, they are amortized under Other components of employee future benefit cost using the straight-line method over periods not exceeding active employees’ average remaining years of service.

∎

The expected return on Pension Plan assets is based on a market-related value determined by using a five-year moving average value for equity securities and by measuring other asset classes at fair value.

The unamortized balances of net actuarial losses and of past service costs (credits) accounted for in Accumulated other comprehensive income arising from employee future benefits to be recovered in future rates are recognized as a regulatory asset.

Post-employment benefits

Post-employment benefits are under non-contributory salary insurance plans, which pay short- and long-term disability benefits. Most of these plans are not funded, with the exception of the long-term disability plan, which is fully funded.

The post-employment benefit cost and obligation are recognized at the time of the event giving rise to the obligation to pay benefits. The cost of these benefits is recognized in results for the period. Actuarial gains and losses are accounted for in the same way as for the Pension Plan and other post-retirement benefits, the only difference being that the amortization period is determined based on the average remaining years of disability.

Note 1             Significant Accounting Policies (continued)

ASSET RETIREMENT OBLIGATIONS

Hydro-Québec accounts for asset retirement obligations in the period in which the legal obligations with respect thereto arise, provided that a reasonable estimate of their fair value can be made. The corresponding costs of asset retirement are added to the carrying amount of the related long-lived asset and are amortized over its useful life. Any change due to the passage of time is recognized as an operational expenditure (i.e., an accretion expense) for the current year, and the corresponding amount is added to the carrying amount of the liability. Changes resulting from revisions to the timing or the amount of the undiscounted cash flows are recognized as an increase or decrease in the carrying amount of the liability arising from asset retirement obligations, and the corresponding amount is added to the carrying amount of the related asset or deducted up to a maximum of its carrying amount, with any excess then being recognized in results. When the asset reaches the end of its useful life, any change is immediately recognized in results. The actual costs incurred to settle asset retirement obligations are applied against liabilities. During the final settlement of such an obligation, the difference between the balance of the obligation and the actual cost incurred is recognized as a gain or a loss in results.

The cash flows required to settle asset retirement obligations are estimated on the basis of studies that use various assumptions concerning the methods and timing to be adopted for the retirement. Hydro-Québec periodically reviews the measurement of these obligations in light of the underlying assumptions and estimates, potential technological advances, and changes in applicable standards, laws and regulations.

AGREEMENTS WITH LOCAL COMMUNITIES

Hydro-Québec has entered into various agreements with the local communities concerned by certain investment projects. The amounts under these agreements are recognized in Long-term debt if they fall within the definition of a liability, and the offsetting item is recognized in Property, plant and equipment. The recognized amounts are determined by discounting the future cash flows related to these agreements. The discount rate used is the interest rate on Hydro-Québec bonds at the date of initial recognition. Subsequently, in the case of agreements with indexed cash flows, the cash flows are subject to an annual re-estimate that can result in a change in the discount rate.

RELATED PARTY TRANSACTIONS

In the normal course of business, Hydro-Québec sells electricity and enters into other business transactions with its sole shareholder, the Québec government, and its agencies, as well as with other government corporations. These transactions are measured at the exchange amount.

In addition, as a government corporation, Hydro-Québec provides the Québec government with financial data prepared in accordance with International Financial Reporting Standards so that it can prepare its consolidated financial statements.

Note 2             Changes to Accounting Policies

RECENT CHANGE

Employee future benefits

On December 31, 2020, Hydro-Québec retrospectively adopted Accounting Standards Update (“ASU”) 2018-14, Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20): Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans, issued by the Financial Accounting Standards Board (the “FASB”). This ASU adds, removes or clarifies certain disclosure requirements for post-retirement defined-benefit plans. Changes to this effect were made to Note 18, Employee Future Benefits.

STANDARD ISSUED BUT NOT YET ADOPTED

Financial instruments

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU provides new guidance on the impairment of financial assets that are not accounted for at fair value in results. It will be applied on a modified retrospective basis to the financial statements for interim and annual periods beginning on or after January 1, 2023. Hydro-Québec is currently examining the impact of this ASU on its consolidated financial statements.

Note 3        Regulation

RATES

Transmission

Hydro-Québec’s power transmission rates for 2020, 2019 and 2018 were determined in Régie decisions D-2020-063, D-2019-058 and D-2018-035, effective January 1, 2020, January 1, 2019, and January 1, 2018 respectively. The authorized return on the rate base was set at 6.78% in 2020, 7.05% in 2019 and 7.0% in 2018, assuming a capitalization with 30% equity.

Distribution

Under the Act to simplify the process for establishing electricity distribution rates, electricity distribution rates are frozen until March 31, 2021. Those of the rate years beginning on April 1, 2019, and April 1, 2018, respectively, were determined in decisions D-2019-037 and D-2018-030, in which the Régie authorized an increase of 0.9% in 2019 and 0.3% in 2018 for all rates except Rate L, which increased by 0.3% in 2019 and remained unchanged in 2018. The authorized return on the rate base was set at 7.13% in 2019 and 7.08% in 2018, assuming a capitalization with 35% equity.

The following information describes the impact on the consolidated financial statements of the regulatory accounting policies and practices adopted by Hydro-Québec in accordance with the Régie’s decisions with respect to its rate-regulated activities.

REGULATORY ASSETS AND LIABILITIES

	Expected years of amortization	2020	2019
Regulatory assets
Employee future benefits	As of 2021	4,988	4,186
Costs related to a suspension agreement	2021–2024	472	464
Costs related to energy efficiency initiatives	2021–2030	332	397
Other	2021–2047	31	30
		5,823	5,077
Less
Current portion		123	118
		5,700	4,959
Regulatory liabilities
Depreciation of property, plant and equipment	2021–2115	326	335
Other	2021–2022	5	8
		331	343

Regulatory assets and liabilities are not included in the rate base, except in the case of costs related to energy efficiency initiatives.

Employee future benefits

The unamortized balances of net actuarial losses and of past service costs (credits) to be recovered in future rates are recognized as a non-interest-bearing regulatory asset, which is amortized when the unamortized balances are reclassified as a cost component of employee future benefits.

Costs related to a suspension agreement

The Régie authorized an agreement regarding the temporary suspension of deliveries from a generating station in 2014. The offsetting entry for the financial liability recorded for this agreement was recognized as a non-interest-bearing regulatory asset, and the adjustments related to subsequent changes in this liability are also recognized in this asset. The annual costs related to the suspension agreement are recovered in the rates, according to the amounts billed.

Costs related to energy efficiency initiatives

Eligible costs incurred with regard to energy efficiency initiatives are recognized as a regulatory asset and bear interest at the rate of return authorized by the Régie on the rate base until such time as they are included in the rate base and amortization begins.

Note 3        Regulation (continued)

Depreciation of property, plant and equipment

Prior to July 10, 2015, the useful life of property, plant and equipment was limited to 50 years for rate-setting purposes. Since then, this limit no longer applies, provided that the weighted average useful life of all property, plant and equipment of the Transmission Provider, on the one hand, and of the Distributor, on the other hand, does not exceed 50 years. The differences in the depreciation expense resulting from the application of useful lives limited to 50 years for rate-setting purposes until July 9, 2015, were recognized as a non-interest-bearing regulatory liability and are amortized at the same rate as the property, plant and equipment concerned.

OTHER REGULATORY PRACTICES

The compensation granted by the Québec government for the 1998 ice storm was applied against the cost of newly constructed property, plant and equipment. It is amortized over the remaining useful life of the retired assets, using the straight-line method of depreciation.

Financial expenses are capitalized in property, plant and equipment under construction related to rate-regulated activities according to the authorized rates of return on the rate bases. Set using methods approved by the Régie, these rates take into account a component associated with the cost of the debt and a component associated with the return on equity. The component associated with return on equity totaled $45 million in 2020 and $47 million in 2019.

The cost of dismantling retired and replaced transmission assets for which no asset retirement obligation was recognized is added, net of the salvage value, to the cost of the newly constructed assets. The cost of restoring sites associated with replaced assets is also added to the cost of newly constructed assets.

Finally, contributions received for relocation or modification projects relating to certain transmission grid assets are recorded in a separate account and applied against property, plant and equipment. These contributions are amortized over the average useful life of assets for each project, using the straight-line method.

Note 4        Depreciation and Amortization

	2020	2019	2018

Property, plant and equipment	2,367	2,344	2,299
Intangible assets[a]	105	107	121
Regulatory assets and liabilities	106	190	198
Retirement of capital assets	116	141	67
	2,694	2,782	2,685

a)

For the period from 2021 to 2025, amortization of intangible assets that have already been recognized should be as follows: $90 million in 2021, $67 million in 2022, $58 million in 2023, $37 million in 2024 and $13 million in 2025.

Note 5        Taxes

	2020	2019	2018

Water-power royalties[a]	716	720	705
Public utilities tax[b]	304	299	298
Municipal, school and other taxes[c]	118	114	108
	1,138	1,133	1,111

a)

Water-power royalties payable to the Québec government totaled $710 million in 2020 ($714 million in 2019 and $699 million in 2018), including a balance receivable of $5 million as at December 31, 2020 ($15 million outstanding as at December 31, 2019 and $5 million as at December 31, 2018).

b)	The public utilities tax is payable to the Québec government.

c)

Including two amounts payable to the Québec government in 2020, namely $59 million under the Act respecting the ministère des Ressources naturelles et de la Faune (CQLR, c. M-25.2) [$59 million in 2019 and $53 million in 2018 under the Act respecting Transition énergétique Québec (CQLR, c. T-11.02)], of which no balance was outstanding as at December 31, 2020 and 2019 ($2 million as at December 31, 2018), and $15 million under the Act to establish the Northern Plan Fund (CQLR, c. F-3.2.1.1.1) ($15 million in 2019 and 2018), which was outstanding as at December 31, 2020, 2019 and 2018.

Note 6        Financial Expenses

	2020	2019	2018

Interest on debt securities	2,630	2,769	2,741
Net foreign exchange loss (gain)	7	7	(6)
Guarantee fees related to debt securities[a]	217	220	215
	2,854	2,996	2,950
Less
Capitalized financial expenses	191	183	169
Net investment income	60	118	69
	251	301	238
	2,603	2,695	2,712

a)	Guarantee fees related to debt securities are charged at a rate of 0.5% and are paid to the Québec government.

Note 7         Property, Plant and Equipment

				2020
	In service	Accumulated depreciation	Under construction	Net carrying amount

Generation
Hydraulic	49,487	20,272	1,647	30,862
Other	1,252	836	388	804
	50,739	21,108	2,035	31,666

Transmission
Substations and lines	35,508	14,167	1,261	22,602
Other	2,747	1,644	118	1,221
	38,255	15,811	1,379	23,823

Distribution
Substations and lines	15,991	7,586	532	8,937
Other	3,663	2,083	129	1,709
	19,654	9,669	661	10,646
Other	1,581	964	148	765

	110,229	47,552	4,223	66,900	[a]

				2019
	In service	Accumulated depreciation	Under construction	Net carrying amount

Generation
Hydraulic	48,522	19,611	1,952	30,863
Other	1,175	809	137	503
	49,697	20,420	2,089	31,366

Transmission
Substations and lines	34,654	13,417	1,068	22,305
Other	2,678	1,581	135	1,232
	37,332	14,998	1,203	23,537

Distribution
Substations and lines	15,462	7,298	454	8,618
Other	3,613	1,974	99	1,738
	19,075	9,272	553	10,356
Other	1,546	921	108	733

	107,650	45,611	3,953	65,992	[a]

a)

As at December 31, 2020, the cost and accumulated depreciation of property, plant and equipment under finance leases amounted to $1,247 million and $343 million, respectively ($1,029 million and $297 million as at December 31, 2019).

Note 8            Intangible Assets

	2020			2019
	Cost	Accumulated amortization	Net carrying amount	Cost	Accumulated amortization	Net carrying amount

Amortizable
Software, licences and other	2,271	1,750	521	2,114	1,708	406

Unamortizable
Easements and other			532			519

			1,053			925

Note 9            Investments

	2020	2019

At equity
Innergex énergie renouvelable inc. (19.8%)[a,b]	621	–
Société en commandite Hydroélectrique Manicouagan (60.0%)[b,c]	585	590
Other	511	542
	1,717	1,132

a)

This investment includes the unamortized excess of the purchase price over the underlying carrying amount of the net assets of Innergex énergie renouvelable inc. (‘’Innergex’’) as at the acquisition date, which consisted of goodwill of $243 million and net amortizable assets of $175 million as at December 31, 2020.

b)

In 2020, electricity purchases from Société en commandite Hydroélectrique Manicouagan (“SCHM”) totaled $82 million ($81 million in 2019 and 2018), while electricity purchases from Innergex since its acquisition on February 6, 2020, amounted to $239 million.

c)

This investment includes the unamortized excess of the purchase price over the underlying carrying amount of the net assets of SCHM as at the acquisition date, which consisted of unamortizable intangible assets of $282 million and amortizable assets of $219 million as at December 31, 2020 ($282 million and $230 million, respectively, as at December 31, 2019).

ACQUISITION OF AN INVESTMENT

On February 6, 2020, Hydro-Québec acquired a 19.9% stake in Innergex (TSX: INE), a renewable power producer that builds, acquires, owns and operates hydroelectric facilities, wind farms and solar farms. The consideration transferred to Innergex was $661 million. The investment in Innergex is accounted for using the equity method.

Note 10            Other Assets

	Note	2020	2019

Sinking fund[a]	12	600	649
Operating lease assets		186	212
Other		58	27
		844	888

a)

The sinking fund, allocated to repaying the long-term debt, consists of bonds issued by the Québec government, including primarily long-term bonds maturing in 2026 as well as short-term bonds presented in Short-term investments, which totaled $122 million as at December 31, 2020 ($75 million as at December 31, 2019).

Note 11            Asset Retirement Obligations

Liabilities arising from asset retirement obligations relate to the costs of dismantling the Gentilly-2 facilities, the removal of spent nuclear fuel resulting from their operation, and the dismantling of thermal generating stations and certain fuel tanks and transmission substations.

The aggregate carrying amount of the asset retirement obligations is as follows:

	2020
	Dismantling of Gentilly-2 facilities	[a]	Removal of spent nuclear fuel	[a]	Dismantling of other assets	Total

Balance, beginning of year	500		230		157	887
Liabilities incurred	–		–		3	3
Accretion expense	26		15		4	45
Liabilities settled	(30)		(3)		(10)	(43)
Revision of estimated cash flows and expected timing of payments	–		–		30	30
Balance, end of year	496		242		184	922
Less
Current portion	47		7		30	84
	449		235		154	838

	2019
	Dismantling of Gentilly-2 facilities	[a]	Removal of spent nuclear fuel [a]	Dismantling of other assets	Total

Balance, beginning of year	463		259	151	873
Liabilities incurred	–		–	4	4
Accretion expense	25		16	4	45
Liabilities settled	(26)		(2)	(9)	(37)
Revision of estimated cash flows and expected timing of payments	38		(43)	7	2
Balance, end of year	500		230	157	887
Less
Current portion	47		6	13	66
	453		224	144	821

a)

The Canadian Nuclear Safety Commission requires a financial guarantee to secure performance of Hydro-Québec’s obligations with regard to the cost of dismantling the Gentilly-2 facilities and the removal of spent nuclear fuel. This guarantee consists of investments held by the Hydro-Québec Trust for Management of Nuclear Fuel Waste, as well as an irrevocable financial guarantee of up to $685 million from the Québec government.

Note 11                Asset Retirement Obligations (continued)

The following table presents the discount rates used to determine the carrying amount of the asset retirement obligations, which correspond to the credit-adjusted risk-free rates:

%	Dismantling of Gentilly-2 facilities	Removal of spent nuclear fuel	Dismantling of other assets
Initial recognition of obligations Subsequent recognition of obligations	6.4 Between 2.4 and 5.7	6.4 Between 3.1 and 5.7	Between 0.2 and 4.6 Between 0.2 and 4.6

HYDRO-QUÉBEC TRUST FOR MANAGEMENT OF NUCLEAR FUEL WASTE

Under the Nuclear Fuel Waste Act (S.C. 2002, c. 23) (“NFWA”), which came into force in 2002, the owners of nuclear fuel waste in Canada were required to set up a management organization, the Nuclear Waste Management Organization, and each of them was required to establish a trust fund to finance the cost of long-term management of its nuclear fuel waste.

In April 2009, the Government of Canada approved a formula for financing the costs of the approach adopted for long-term nuclear fuel waste management. The amounts deposited in the trust funds can only be used to finance the implementation of this approach.

Hydro-Québec has made all the payments required under the NFWA. As at December 31, 2020, the investments held in the Hydro-Québec trust fund were composed of debt securities issued by Hydro-Québec, the fair value of which totaled $183 million ($173 million as at December 31, 2019).

The Hydro-Québec Trust for Management of Nuclear Fuel Waste is considered a variable interest entity of which Hydro-Québec is the primary beneficiary.

Note 12            Long-Term Debt

Long-term debt is mainly composed of bonds, medium-term notes and other debts, including liabilities under agreements entered into with local communities and finance lease liabilities. The following table presents a breakdown of the debt, including the current portion, at amortized cost, by currency at the time of issue and at the time of repayment. Currency swaps traded for purposes of managing currency risk related to long-term debt were taken into account in determining the percentages of debt by currency at the time of repayment.

	2020				2019
	At time of issue			At time of repayment	At time of issue			At time of repayment
	In Canadian dollars and other currencies	At closing exchange rates as at the balance sheet date	%	%	In Canadian dollars and other currencies	At closing exchange rates as at the balance sheet date	%	%

Canadian dollars[a]	40,217	40,217	84	100	37,801	37,801	84	100
U.S. dollars [a,b]	5,869	7,486	16	–	5,710	7,403	16	–
		47,703	100	100		45,204	100	100
Plus
Adjustment for fair value hedged risk		454				303
		48,157				45,507
Less
Current portion		1,900				1,817
		46,257				43,690

a)	Including non-interest-bearing debts other than bonds and medium-term notes whose present value was $1,774 million as at December 31, 2020 ($1,556 million as at December 31, 2019).

b)	Certain debts carry sinking fund requirements. This fund, presented in Short-term investments and Other assets, totaled $722 million as at December 31, 2020 ($724 million as at December 31, 2019).

The amortized cost, at the balance sheet date, of the tranches of long-term debt maturing over the 2021–2025 period is as follows: $1,900 million in 2021, $3,326 million in 2022, $1,018 million in 2023, $1,371 million in 2024 and $132 million in 2025.

INTEREST RATES

The following table presents interest rates on bonds and medium-term notes, which take into account contractual rates, premiums, discounts and issue expenses, as well as the effect of forward contracts and swaps traded to manage long-term risks related to debt. As at December 31, 2020, the variable-rate portion of the bonds and notes totaled 6.6% (4.7% as at December 31, 2019).

%	2020			2019
Maturity	Canadian dollars	U.S. dollars	Weighted average	Weighted average

1–5 years	6.22	7.87	7.03	9.00
6–10 years	4.15	9.75	9.52	8.89
11–15 years	5.76	–	5.76	7.98
16–20 years	5.11	–	5.11	5.93
21–25 years	4.89	–	4.89	5.11
26–30 years	4.47	–	4.47	4.89
31–35 years	2.96	–	2.96	4.47
36–40 years	4.46	–	4.46	3.11
41–45 years	–	–	–	6.53

Weighted average	4.23	9.39	4.39	4.76

Note 12             Long-Term Debt (continued)

CREDIT FACILITY AND LINES OF CREDIT

Hydro-Québec has an undrawn credit facility of US$2,000 million, including a US$750-million swing loan, which will expire in 2025. Any related debt securities will bear interest at a rate based on the London Interbank Offered Rate (“LIBOR”), except for the swing loan, which is at the U.S. base rate. Hydro-Québec also has access to operating lines of credit, which are renewed automatically in the absence of notice to the contrary and bear interest at the prime rate. As at December 31, 2020, the available balances on these lines of credit were US$200 million, C$2 million and $247 million in Canadian or U.S. dollars (US$200 million, C$2 million and $262 million in Canadian or U.S. dollars as at December 31, 2019).

Note 13            Other Liabilities

	Note	2020	2019

Employee future benefit liabilities	18	4,444	3,358
Accounts payable		543	501
Operating lease liabilities[a]		163	189
		5,150	4,048

a)

As at December 31, 2020, operating leases had a weighted average remaining term of 7.8 years, and the weighted average discount rate applicable to the related liabilities was 2.5% (8.4 years and 2.5%, respectively, as at December 31, 2019).

Accounts payable include a $349-million financial liability ($346 million as at December 31, 2019) related to an agreement regarding the temporary suspension of deliveries from a generating station. The current portion, presented under Accounts payable and accrued liabilities, totaled $123 million as at December 31, 2020 ($118 million as at December 31, 2019). This financial liability, including the current portion, represented a discounted amount of $472 million as at December 31, 2020 ($464 million as at December 31, 2019). It included an outstanding amount, payable in U.S. dollars, of $22 million (US$17 million) as at December 31, 2020 ($21 million, or US$16 million, as at December 31, 2019). As at December 31, 2020, the effective rate of this liability was 1.46% (1.94% as at December 31, 2019).

Note 14            Perpetual Debt

Perpetual notes in the amount of $256 million (US$201 million) as at December 31, 2020, and of $260 million (US$201 million) as at December 31, 2019, bear interest at LIBOR, plus 0.0625%, as calculated semiannually. As at December 31, 2020 and 2019, the rates applicable to the perpetual notes were 0.4% and 2.2%, respectively.

The perpetual notes are redeemable at Hydro-Québec’s option. Forward contracts are used to mitigate the currency risk associated with the perpetual debt.

Note 15            Financial Instruments

In the course of its operations, Hydro-Québec carries out transactions that expose it to certain financial risks, such as market, liquidity and credit risk. Exposure to such risks and the impact on results are reduced through careful monitoring and implementation of strategies that include the use of derivative instruments.

MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices. Hydro-Québec is exposed to three main types of market risk: currency risk, interest rate risk and risk associated with energy and aluminum prices. Active integrated management of these three types of risk aims to limit exposure to each risk and reduce their overall impact on results.

MANAGEMENT OF LONG-TERM RISK

Management of risk associated with sales in U.S. dollars

Currency risk – Hydro-Québec uses forward contracts to manage the currency risk associated with probable U.S.-dollar sales, designating them as cash flow hedges. The impact of these hedging transactions on results is recognized in Revenue.

Note 15             Financial Instruments (continued)

Management of risk associated with debt

Currency risk and interest rate risk – Hydro-Québec uses currency forward contracts and swaps to manage the currency risk associated with long-term debt and perpetual debt, as well as interest rate forward contracts and swaps to modify long-term exposure to interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges or fair value hedges, depending on the risk hedged. The impact on results of foreign currency hedging transactions and those associated with debt interest rates is recognized in Financial expenses.

The following table presents the notional amounts, expressed in Canadian dollars or foreign currencies, of forward contracts and swaps used to manage long-term risk:

	2020 [a]	2019 [a]

Forward contracts
Canadian dollars	(2,000)	(1,900)
U.S. dollars[b]	(542)	203

Swaps
Canadian dollars	(6,890)	(6,893)
U.S. dollars	5,720	5,730

a)	Figures in parentheses represent amounts to be paid.

b)

As at December 31, 2020, sales and purchase contracts totaled US$743 million and US$201 million respectively (nil for sales contracts and US$203 million for purchase contracts as at December 31, 2019).

MANAGEMENT OF SHORT-TERM RISK

Currency risk – Hydro-Québec uses forward contracts to manage its foreign currency risk exposure over the short term. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact of currency risk hedging transactions on results is recognized in the line items affected by the hedged item, namely Revenue, Electricity and fuel purchases, or Financial expenses. In this context, Hydro-Québec traded foreign currency sales and purchase contracts for which the notional amounts of open positions as at December 31, 2020, were US$1,133 million and US$8 million, respectively (US$1,542 million for sales contracts and nil for purchase contracts as at December 31, 2019).

Interest rate risk – Hydro-Québec uses interest rate forward contracts and swaps to manage short-term interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge short-term interest rate risk is recognized in the line item affected by the hedged item, namely Financial expenses.

Price risk – Hydro-Québec uses mainly commodity futures and swaps to manage risk resulting from fluctuations in energy and aluminum prices. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge the risk related to energy and aluminum prices is recognized in the line items affected by the hedged item, namely Revenue or Electricity and fuel purchases. In this context, Hydro-Québec traded electricity futures and swaps for which open positions as at December 31, 2020, totaled 22.4 TWh (23.4 TWh as at December 31, 2019), natural gas futures for which open positions as at December 31, 2020, totaled 1.5 million MMBtu (2.8 million MMBtu as at December 31, 2019), petroleum product swaps for which open positions as at December 31, 2020, totaled 62.7 million litres (22.3 million litres as at December 31, 2019), as well as aluminum swaps for which open positions as at December 31, 2020, totaled 262,750 tonnes (187,775 tonnes as at December 31, 2019).

LIQUIDITY RISK

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with its financial liabilities.

Hydro-Québec’s exposure to this risk is reduced by significant cash flows from operating activities; a diversified portfolio of highly liquid or readily convertible instruments traded with high-quality counterparties; preauthorized sources of financing; the ability to access capital markets; the diversification of financing sources; and management of the volume of floating-rate debt and debt repayable in foreign currency.

Moreover, as at December 31, 2020, $45,626 million in long-term debt, perpetual debt and borrowings, net of the sinking fund ($43,383 million as at December 31, 2019) was guaranteed by the Québec government.

Note 15             Financial Instruments (continued)

CREDIT RISK

Credit risk is the risk that one party to a financial asset will fail to meet its obligations.

Hydro-Québec is exposed to credit risk related to accounts receivable and other receivables, which arises primarily from its day-to-day electricity sales in and outside Québec. It is also exposed to credit risk related to cash and cash equivalents, short-term investments and the sinking fund, as well as to derivative instruments traded with financial institutions. Credit risk is limited to the carrying amount of the related assets presented on the balance sheet, which approximates fair value.

Accounts receivable and other receivables

Exposure to credit risk from electricity sales is limited due to Hydro-Québec’s large and diverse customer base. Management believes that Hydro-Québec is not exposed to a significant credit risk, particularly because sales in Québec are billed at rates that allow for recovery of costs based on the terms and conditions set by the Régie. Moreover, Hydro-Québec holds as collateral customer deposits totaling $102 million ($123 million as at December 31, 2019), of which $29 million ($47 million as at December 31, 2019) is recognized in Accounts payable and accrued liabilities and $73 million ($76 million as at December 31, 2019) in Other liabilities.

The value of accounts receivable and other receivables, net of the related allowance for doubtful accounts, is presented in the following table:

	2020	2019

Accounts receivable[a]	1,944	2,145
Other receivables[b]	369	343
	2,313[c]	2,488	[c]

a)	Including unbilled electricity deliveries, which totaled $1,244 million as at December 31, 2020 ($1,317 million as at December 31, 2019).

b)	Including a $54-million financial guarantee ($82 million as at December 31, 2019) covering certain derivative instruments held at year end.

c)	Including US$102 million (US$132 million as at December 31, 2019) translated at the exchange rate in effect at the balance sheet date.

The allowance for doubtful accounts amounted to $321 million as at December 31, 2020 ($245 million as at December 31, 2019).

Other financial assets

In order to reduce its exposure to credit risk associated with cash and cash equivalents, short-term investments, the sinking fund and derivative instruments, Hydro-Québec deals with a number of issuers and financial institutions with high credit ratings, most of which are Canadian. In addition, it applies policies to limit risk concentration as well as various monitoring programs and sets credit limits for each counterparty. Through prior agreements, it can also limit the market value of the main derivative instrument portfolios. Any variation in market value beyond the agreed-upon limit results in a cash receipt or payment. As at December 31, 2020, substantially all counterparties dealing with Hydro-Québec had a credit rating of A or higher, and none of them had defaulted on their obligations to Hydro-Québec.

Note 15             Financial Instruments (continued)

FAIR VALUE

FAIR VALUE OF DERIVATIVE INSTRUMENTS

The following tables present the fair value of derivative instruments, excluding the impact of offsets, by type and depending on whether they are designated as fair value hedges or cash flow hedges, or not designated as hedges:

				2020
	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges [a]	Gross amounts of derivatives recognized [b]

Assets
Contracts – Currency risk	–	1,157	6	1,163
Contracts – Interest rate risk	569	3	–	572
Contracts – Price risk	–	105	55	160
	569	1,265	61	1,895

Liabilities
Contracts – Currency risk	–	(150)	(214)	(364)
Contracts – Interest rate risk	–	(43)	–	(43)
Contracts – Price risk	–	(46)	(14)	(60)
	–	(239)	(228)	(467)
Total	569	1,026	(167)	1,428

				2019
	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges [a]	Gross amounts of derivatives recognized [b]

Assets
Contracts – Currency risk	–	1,085	9	1,094
Contracts – Interest rate risk	413	81	–	494
Contracts – Price risk	–	145	51	196
	413	1,311	60	1,784

Liabilities
Contracts – Currency risk	–	(101)	(174)	(275)
Contracts – Interest rate risk	–	(1)	–	(1)
Contracts – Price risk	–	(2)	(10)	(12)
	–	(104)	(184)	(288)
Total	413	1,207	(124)	1,496

a)

These derivative instruments are mainly traded as part of Hydro-Québec’s risk management. As at December 31, 2020, $(173) million was in consideration of amounts received or disbursed [$(165) million as at December 31, 2019] with respect to agreements to limit the market value of the main portfolios of derivative instruments. These agreements arise from frameworks applied by Hydro-Québec to reduce its credit risk exposure and limit risk concentration.

b)

Fair value measurements of derivative instruments are Level 2 measurements. These measurements are obtained by discounting future cash flows, which are estimated on the basis of the spot rates, forward rates or forward prices (foreign exchange rates, interest rates, and energy or aluminum prices) in effect on the balance sheet date and take into account the credit risk assessment. The valuation techniques make use of observable market data.

Note 15                Financial Instruments (continued)

The impact of offsetting derivative instruments is presented in the table below:

		2020				2019
	Gross amounts of derivatives recognized	Gross amounts offset[a]	Cash (received) paid as collateral[b]	Net amounts presented on the balance sheet	Gross amounts of derivatives recognized	Gross amounts offset[a]	Cash (received) paid as collateral[b]	Net amounts presented on the balance sheet
Assets
Current	429	(132)	(150)	147	297	(18)	(93)	186
Long-term	1,466	(300)	(1,155)	11	1,487	(240)	(1,223)	24
	1,895	(432)	(1,305)	158	1,784	(258)	(1,316)	210
Liabilities
Current	(314)	282	18	(14)	(186)	156	–	(30)
Long-term	(153)	150	–	(3)	(102)	102	–	–
	(467)	432	18	(17)	(288)	258	–	(30)
Total	1,428	–	(1,287)	141	1,496	–	(1,316)	180

a)

The gross amounts of derivatives offset are related to contracts traded according to International Swaps and Derivatives Association (“ISDA”) guidelines and constituting enforceable master netting arrangements. Such master netting arrangements apply to all derivative instrument contracts traded over the counter.

b)	Cash amounts offset are amounts received or paid under collateral exchange agreements signed in compliance with ISDA guidelines.

Moreover, although certain derivatives cannot be offset for lack of enforceable master netting arrangements, margin calls may result in amounts received from or paid to clearing agents, based on the fair value of the instruments concerned. As at December 31, 2020, $137 million payable in consideration of net cash receipts was included in Accounts payable and accrued liabilities ($133 million as at December 31, 2019).

Note 15            Financial Instruments (continued)

The impact of derivative instruments on results and other comprehensive income is presented in the tables below. It should be noted that most derivative instruments traded are designated as cash flow hedges or fair value hedges and therefore reduce the volatility of results. Derivative instruments which are not designated as hedges, but which nonetheless provide an economic hedge for at-risk opposite positions, also reduce the volatility of results. The sensitivity of results is thus limited to net exposure to unhedged risks.

						2020

	Losses (gains) on derivatives designated as fair value hedges		Losses (gains) on derivatives designated as cash flow hedges			Losses (gains) on derivatives not designated as hedges

	Recognized in results		Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results		Recognized in results

Contracts – Currency risk	–		6	146[a]		104
Contracts – Interest rate risk	(144)		296	10[b]		15
Contracts – Price risk	–		(253)	(336)[c]		(38)
	(144)	[b,d]	49	(180)[d]		81[d,e]
Impact of hedged items on results	151			182		(106)

						2019

	Losses (gains) on derivatives designated as fair value hedges		Losses (gains) on derivatives designated as cash flow hedges			Losses (gains) on derivatives not designated as hedges

	Recognized in results		Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results		Recognized in results

Contracts – Currency risk	–		169	428[a]		18
Contracts – Interest rate risk	(40)		94	6[b]		2
Contracts – Price risk	–		(355)	(266)	[c]	(44)
	(40)	[b,d]	(92)	168[d]		(24) [d,e]
Impact of hedged items on results	47			(185)		(36)

						2018

	Losses (gains) on derivatives designated as fair value hedges		Losses (gains) on derivatives designated as cash flow hedges			Losses (gains) on derivatives not designated as hedges

	Recognized in results		Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results		Recognized in results

Contracts – Currency risk	–		(590)	(651)	[a]	(84)
Contracts – Interest rate risk	40		47	4[b]		1
Contracts – Price risk	–		(142)	177[c]		24
	40[b,d]		(685)	(470)	[d]	(59) [d,e]
Impact of hedged items on results	(34)			472		86

a)	In 2020, $26 million was recognized in Revenue ($46 million in 2019 and nil in 2018), and $120 million in Financial expenses [$382 million in 2019 and $(651) million in 2018].

b)	These amounts were recognized in Financial expenses.

c)	In 2020, $(341) million was recognized in Revenue [$(266) million in 2019 and $177 million in 2018], and $5 million in Electricity and fuel purchases (nil in 2019 and 2018).

d)

In 2020, the items Revenue, Electricity and fuel purchases, and Financial expenses totaled $13,594 million, $2,204 million and $2,603 million, respectively ($14,021 million, $2,227 million and $2,695 million in 2019 and $14,370 million, $2,167 million and $2,712 million in 2018).

e)

These instruments are essentially related to integrated risk management transactions. Their impact on results is recognized in the line items affected by the managed risk. Therefore, in 2020, $(60) million was recognized in Revenue [$(61) million in 2019 and $41 million in 2018], $27 million in Electricity and fuel purchases [$17 million in 2019 and $(9) million in 2018], and $114 million in Financial expenses [$20 million in 2019 and $(91) million in 2018].

Note 15            Financial Instruments (continued)

In 2020, Hydro-Québec reclassified a net loss of $2 million from Accumulated other comprehensive income to results after having discontinued cash flow hedges (net gain of $17 million in 2019 and net loss of $2 million in 2018).

As at December 31, 2020, Hydro-Québec estimated the net amount of gains in Accumulated other comprehensive income that would be reclassified to results in the next 12 months to be $192 million (net gain of $155 million as at December 31, 2019 and net loss of $13 million as at December 31, 2018).

As at December 31, 2020, the maximum period during which Hydro-Québec hedged its exposure to the variability of cash flows related to anticipated transactions was nine years (three years as at December 31, 2019 and 2018).

FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

Fair value measurements for other financial instruments are Level 2 measurements. Fair value is obtained by discounting future cash flows, based on rates observed on the balance sheet date for similar instruments traded on financial markets.

The fair value of cash equivalents, receivables – accounts receivable, other receivables and financial liabilities approximates their carrying amount because of the short-term nature of these financial instruments, except for the items presented in the table below:

	2020		2019
	Carrying amount	Fair value	Carrying amount	Fair value

Assets
Sinking fund	600	657	649	663

Liabilities
Long-term debt[a]	(48,157)[b]	(70,432)	(45,507)[b]	(63,643)
Perpetual debt	(256)	(293)	(260)	(245)

a)	Including the current portion.
b)

Including an amount of $1,997 million ($1,998 million as at December 31, 2019) for debts subject to a fair value hedge, which resulted in an adjustment of $532 million ($390 million as at December 31, 2019) in connection with the hedged risk for existing hedging relationships, and of $(78) million [$(87) million as at December 31, 2019] for discontinued relationships.

Note 16            Equity

SHARE CAPITAL

The authorized share capital consists of 50,000,000 shares with a par value of $100 each, of which 43,741,090 shares were issued and paid up as at December 31, 2020 and 2019.

RETAINED EARNINGS

Under the Hydro-Québec Act, the dividends to be paid by Hydro-Québec are declared once a year by the Québec government, which also determines the payment terms. For a given year, the dividend cannot exceed the distributable surplus, equal to 75% of net income. This calculation is based on the consolidated financial statements. However, in respect of a given year, no dividend may be declared in an amount that would have the effect of reducing the capitalization rate to less than 25% at the end of the year. All or a portion of the distributable surplus that has not been subject to a dividend declaration may no longer be distributed to the shareholder as a dividend.

For 2020, the dividend is $1,727 million ($2,192 million for 2019 and $2,394 million for 2018).

ACCUMULATED OTHER COMPREHENSIVE INCOME

			2020
	Cash flow hedges	Employee future benefits	Other	Accumulated other comprehensive income

Balance, beginning of year	67	(2,476)	1	(2,408)
Other comprehensive income before reclassifications	(49)	(588)	(9)	(646)
Amounts reclassified outside of Accumulated other comprehensive income	(180)	124	–	(56)
Other comprehensive income	(229)	(464)	(9)	(702)

Balance, end of year	(162)	(2,940)	(8)	(3,110)

			2019
	Cash flow hedges	Employee future benefits	Other	Accumulated other comprehensive income

Balance, beginning of year	(193)	(1,717)	4	(1,906)
Other comprehensive income before reclassifications	92	(804)	(3)	(715)
Amounts reclassified outside of Accumulated other comprehensive income	168	45	–	213
Other comprehensive income	260	(759)	(3)	(502)

Balance, end of year	67	(2,476)	1	(2,408)

Note 16            Equity (continued)

			2018
	Cash flow hedges	Employee future benefits	Other	Accumulated other comprehensive income

Balance, end of prior year	(406)	(2,186)	1	(2,591)
Adjustments related to a change in accounting policy	(2)	–	–	(2)
	(408)	(2,186)	1	(2,593)
Other comprehensive income before reclassifications	685	351	3	1,039

Amounts reclassified outside of Accumulated other comprehensive income	(470)	118	–	(352)
Other comprehensive income	215	469	3	687

Balance, end of year	(193)	(1,717)	4	(1,906)

Note 17            Supplementary Cash Flow Information

	2020	2019	2018

Change in non-cash working capital items
Accounts receivable and other receivables	181	204	(132)
Materials, fuel and supplies	(25)	(27)	(41)
Accounts payable and accrued liabilities	(824)	672	(223)
Accrued interest	(26)	(45)	(24)
	(694)	804	(420)

Activities not affecting cash
Increase in property, plant and equipment and intangible assets	273	64	119
Increase in operating lease assets and liabilities	2	41	–
	275	105	119

Interest paid[a]	3,750	2,229	2,219

a)

Including interest paid upon redemption of zero-coupon bonds, which totaled $1,646 million in 2020 ($7 million in 2019 and 2018). This interest is presented in the line item Interest paid and other under Operating activities in the Consolidated Statements of Cash Flows.

Note 18            Employee Future Benefits

The projected benefit obligations, valued by independent actuaries, and the assets of employee future benefit plans, at fair value, are valued as at December 31 of each year.

CHANGES IN PROJECTED BENEFIT OBLIGATIONS AND IN PLAN ASSETS, AT FAIR VALUE

	Pension Plan		Other plans			Total
	2020	2019	2020	2019	2020	2019

Projected benefit obligations
Balance, beginning of year	28,948	25,111	1,729	1,460	30,677	26,571
Current service cost	610	431	52	43	662	474
Employee contributions	222	212	–	–	222	212
Benefit payments and refunds	(1,142)	(1,076)	(78)	(67)	(1,220)	(1,143)
Interest on obligations	848	906	51	53	899	959
Actuarial loss[a]	2,455	3,364	182	240	2,637	3,604
Balance, end of year	31,941	28,948	1,936	1,729	33,877	30,677

Plan assets, at fair value
Balance, beginning of year	27,153	24,688	105	96	27,258	24,784
Actual return on plan assets	2,762	3,053	2	2	2,764	3,055
Employee contributions	222	212	–	–	222	212
Contributions by Hydro-Québec	266	276	19	19	285	295
Benefit payments and refunds	(1,142)	(1,076)	(14)	(12)	(1,156)	(1,088)
Balance, end of year	29,261	27,153	112	105	29,373	27,258

Funded status – Plan deficits	2,680	1,795	1,824	1,624	4,504	3,419

Presented as:
Accounts payable and accrued liabilities	–	–	60	61	60	61
Other liabilities	2,680	1,795	1,764	1,563	4,444	3,358

a)	The actuarial loss as at December 31, 2020, is mainly due to the lower discount rates resulting from the decline in long-term interest rates on financial markets.

As at December 31, 2020, accumulated benefit obligations under the Pension Plan totaled $29,325 million ($27,140 million as at December 31, 2019). Unlike projected benefit obligations, accumulated benefit obligations do not take into account the future salary assumption.

Note 18             Employee Future Benefits (continued)

PENSION PLAN ASSETS

Investments and their associated risks are managed in accordance with the Hydro-Québec Pension Fund Investment Management Policy (the “Investment Policy”), which is approved every year by the Board of Directors. These risks include market risk, credit risk and liquidity risk. The Investment Policy provides for diversification of benchmark portfolio securities in order to maximize the expected return within an acceptable risk interval that takes into account the volatility of the Pension Plan’s surplus or deficit. Additional frameworks define the approval process for each type of transaction and establish rules governing the active management of the different portfolios as well as credit risk management. Compliance with the Investment Policy and the additional frameworks is monitored on a regular basis. The Investment Policy allows the use of derivative instruments such as forward contracts, options and swaps.

The target allocation of Pension Plan investments, as established by the Investment Policy in effect as at December 31, 2020, was as follows:

%	Target allocation
Fixed-income securities	35
Equities	52
Alternative investments[a]	13
100

a)	Alternative investments include real estate investments, private equity investments and commercial mortgages.

The fair value of net Pension Plan investments as at December 31, according to the fair value hierarchy and based on the type of securities, was as follows:

	2020					2019
	Level 1	Level 2	Level 3	Total		Level 1	Level 2	Level 3	Total

Cash	1,392	–	–	1,392		170	–	–	170
Short-term investments[a]	–	36	–	36		–	1,375	–	1,375
Bonds[a,b]	558	7,155	–	7,713		696	6,618	–	7,314
Listed shares	12,734	–	–	12,734		11,179	–	–	11,179
Real estate investments[a,c]	164	2	3,273	3,439		–	38	3,176	3,214
Private equity investments[d]	–	–	1,408	1,408		–	–	1,079	1,079
Hedge funds[e]	490	2,040	–	2,530		505	2,281	–	2,786
Derivative instruments – Assets[f]	1	65	–	66		–	63	–	63
Derivative instruments – Liabilities[f]	(12)	(16)	–	(28)		(10)	(21)	–	(31)
Other	7	30	–	37		20	17	–	37

	15,334	9,312	4,681	29,327	[g]	12,560	10,371	4,255	27,186	[g]

a)	The fair value of Level 2 short-term investments, bonds and real estate investments is essentially measured by discounting net future cash flows, based on the current market rate of return.

b)	Pension Plan assets include securities issued by Hydro-Québec, as well as by the Québec government and some of its agencies, for a total of $1,365 million ($990 million as at December 31, 2019).

c)

The fair value of Level 3 real estate investments is measured by independent appraisers. The main method used to determine the fair value of these investments is discounting future cash flows. This method is based on observable and unobservable inputs, in particular the discount rate and future cash flows.

d)

The fair value of private equity investments is measured by various techniques including future cash flow discounting or using data such as earnings multiples or the price of recent comparable transactions.

e)	Hedge funds are measured at the values provided by the fund managers, which are determined on the basis of the fair value of the underlying investments or of the net asset value.

f)	Level 2 derivatives are measured using the market closing prices of the underlying products or by discounting net future cash flows.

g)	The fair value of investments does not take into account the net amount of payables and receivables, which is an amount payable of $66 million ($33 million as at December 31, 2019).

Note 18             Employee Future Benefits (continued)

A reconciliation of the opening and closing balances of Level 3 investments is presented in the table below:

			2020			2019

	Real estate investments	Private equity investments	Total	Real estate investments	Private equity investments	Total

Balance, beginning of year	3,176	1,079	4,255	3,303	826	4,129
Acquisitions	347	397	744	327	382	709
Disposals	(134)	(145)	(279)	(440)	(149)	(589)
Realized net gains	3	2	5	127	3	130
Unrealized net (losses) gains	(119)	75	(44)	(141)	17	(124)
Balance, end of year	3,273	1,408	4,681	3,176	1,079	4,255

In 2020 and 2019, there was no reclassification between Level 3 and Levels 1 and 2.

OTHER PLAN ASSETS

Other plan assets as at December 31, 2020, were composed of bonds issued by Hydro-Québec for a total of $91 million ($87 million as at December 31, 2019), as well as cash amounting to $21 million ($18 million as at December 31, 2019). Bonds are classified at Level 2 in the fair value hierarchy.

PLAN COSTS

NET COST COMPONENTS RECOGNIZED FOR THE YEAR

	Pension Plan			Other plans				Total
	2020	2019	2018	2020	2019	2018	2020	2019	2018

Current service cost[a]	610	431	505	52	43	49	662	474	554
Other components of employee future benefit cost[b]
Interest on obligations	848	906	837	51	53	51	899	959	888
Expected return on plan assets	(1,713)	(1,623)	(1,533)	(2)	(2)	(3)	(1,715)	(1,625)	(1,536)
Amortization of net actuarial loss	287	91	275	33	16	30	320	107	305
Amortization of past service costs (credits)	7	7	7	(5)	(5)	(4)	2	2	3
	(571)	(619)	(414)	77	62	74	(494)	(557)	(340)
Net cost (credit) recognized for the year	39	(188)	91	129	105	123	168	(83)	214

a)	This component, net of the amount capitalized in assets, is recognized as an operational expenditure.

b)	This item is presented separately in the Consolidated Statements of Operations. Its components are not capitalized in assets.

Note 18            Employee Future Benefits (continued)

COMPONENTS OF OTHER COMPREHENSIVE INCOME FOR THE YEAR

	Pension Plan			Other plans			Total
	2020	2019	2018	2020	2019	2018	2020	2019	2018
Actuarial loss (gain)	1,406	1,934	(801)	182	240	(147)	1,588	2,174	(948)
Amortization of net actuarial loss	(287)	(91)	(275)	(33)	(16)	(30)	(320)	(107)	(305)
Amortization of past service (costs) credits	(7)	(7)	(7)	5	5	4	(2)	(2)	(3)
Change in Other comprehensive income	1,112	1,836	(1,083)	154	229	(173)	1,266	2,065	(1,256)
Less Change in the employee future benefit regulatory asset regulatory asset	705	1,162	(678)	97	144	(109)	802	1,306	(787)
Net change in Other comprehensive income	407	674	(405)	57	85	(64)	464	759	(469)

COMPONENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME

	Pension Plan			Other plans			Total
	2020	2019	2018	2020	2019	2018	2020	2019	2018
Unamortized net actuarial loss	7,264	6,145	4,302	664	515	291	7,928	6,660	4,593
Unamortized past service costs (credits)	11	18	25	(11)	(16)	(21)	–	2	4
Aggregate of amounts recognized in Accumulated other comprehensive income	7,275	6,163	4,327	653	499	270	7,928	6,662	4,597
Less Employee future benefit regulatory asset	4,577	3,872	2,710	411	314	170	4,988	4,186	2,880
Net amount recognized in Accumulated other comprehensive income	2,698	2,291	1,617	242	185	100	2,940	2,476	1,717

Note 18          Employee Future Benefits (continued)

SIGNIFICANT ACTUARIAL ASSUMPTIONS

The following actuarial assumptions, used to determine the projected benefit obligations and net cost recognized for the plans, result from a weighted average.

	Pension Plan			Other plans
	2020	2019	2018	2020	2019	2018

Projected benefit obligations
Rate at end of year (%)
Discount rate – Projected benefits	2.57	3.13	3.91	2.58	3.14	3.95
Salary escalation rate[a]	3.35	3.27	3.24	–	–	–

Net cost recognized
Rate at end of prior year (%)
Discount rate – Current service cost	3.18	3.99	3.47	3.15	3.97	3.45
Discount rate – Interest on obligations	2.94	3.64	3.19	2.99	3.72	3.24
Expected long-term rate of return on plan assets[b]	6.50	6.50	6.50	2.27	2.55	2.32
Salary escalation rate[a]	3.27	3.24	3.10	–	–	–
Active employees’ average remaining years of service	13	13	13	12	12	12

a)	This rate takes salary increases into account as well as promotion opportunities while in service.

b)

The expected long-term rate of return on the Pension Plan assets is the average of the expected long-term return on the various asset classes, weighted according to their respective target weightings, plus a rebalancing, diversification and active management premium, net of expected management and administrative fees.

As at December 31, 2020, health care costs were based on an annual growth rate of 0% for 2021. According to the assumption used, this rate will be 5.7% in 2022 and will then decrease on a straight-line basis until it reaches a final rate of 4.2% in 2040.

BENEFITS TO BE PAID IN NEXT 10 YEARS

	Pension Plan	Other plans
2021	1,137	68
2022	1,156	70
2023	1,174	73
2024	1,192	75
2025	1,210	78
2026–2030	6,349	427

In 2021, Hydro-Québec expects to make contributions of $264 million and $18 million, respectively, to the Pension Plan and the Other plans.

Note 19            Commitments and Contingencies

COMMITMENTS

Electricity purchases

On May 12, 1969, Hydro-Québec signed a contract with Churchill Falls (Labrador) Corporation Limited [“CF(L)Co”] whereby Hydro-Québec undertook to purchase substantially all the output from Churchill Falls generating station, which has a rated capacity of 5,428 MW. In 2016, this contract was automatically renewed for a further 25 years in accordance with the contract provisions. On June 18, 1999, Hydro-Québec and CF(L)Co entered into a contract to guarantee the availability of 682 MW of additional power until 2041 for the November 1 to March 31 winter period. In 2020, electricity purchases from CF(L)Co totaled $97 million ($100 million in 2019 and $97 million in 2018).

As at December 31, 2020, Hydro-Québec was also committed under contracts to purchase electricity from other power producers. Based on the renewal clauses, the terms of these contracts extend through 2062. Hydro-Québec had also undertaken to purchase power transmission rights.

On the basis of all these commitments, Hydro-Québec expects to make the following payments over the coming years:

2021	1,889
2022	1,903
2023	1,913
2024	1,916
2025	2,061
2026 and thereafter	21,592

Investments

As part of its development projects and activities aimed at maintaining or improving the quality of its assets, Hydro-Québec plans to invest approximately $4.5 billion in property, plant and equipment and intangible assets per year in Québec over the period from 2021 to 2025. In addition, under finance leases that are not yet in force, but under which Hydro-Québec has already made commitments, it expects to make lease payments for a total undiscounted amount of $2.9 billion from 2022 to 2063.

CONTINGENCIES

Guarantees

In accordance with the terms and conditions of certain debt securities issued outside Canada, Hydro-Québec has undertaken to increase the amount of interest paid to non-residents in the event of changes to Canadian tax legislation governing the taxation of non-residents’ income. Hydro-Québec cannot estimate the maximum amount it might have to pay under such circumstances. Should an amount become payable, Hydro-Québec has the option of redeeming most of the securities in question. As at December 31, 2020, the amortized cost of the long-term debts concerned was $2,843 million ($3,303 million as at December 31, 2019).

Litigation

In the normal course of its development and operating activities, Hydro-Québec is sometimes party to claims and legal proceedings. Management is of the opinion that an adequate provision has been made for these legal actions. Consequently, it does not foresee any significant adverse effect of such contingent liabilities on Hydro-Québec’s consolidated results or financial position.

Among other ongoing actions, some Indigenous communities have initiated proceedings before the Québec courts against the governments of Canada and Québec, as well as against Hydro-Québec, based on demands concerning their ancestral rights. In particular, the Innu of Uashat mak Mani-Utenam are demanding $1.5 billion in damages resulting from various activities carried out on land they claim as their own. As well, in November 2006 the Innu of Pessamit reactivated an action brought in 1998, aimed at obtaining, among other things, the recognition of ancestral rights related to Québec lands on which certain hydroelectric generating facilities of the Manic–Outardes complex are located. This community is claiming $500 million. Hydro-Québec is challenging the legitimacy of these claims.

Moreover, in October 2020, Innu Nation Inc. brought an action for damages against CF(L)Co and Hydro-Québec before the courts of the province of Newfoundland and Labrador. It claims that the construction and operation of the Churchill Falls hydroelectric complex in Labrador, which is owned and operated by CF(L)Co, is the result of a joint venture between CF(L)Co and Hydro-Québec and allegedly infringes on the ancestral rights of the Innu of Labrador. Innu Nation Inc. claims that CF(L)Co and Hydro-Québec should refund the profits derived from the complex or, alternatively, provide monetary restitution which, in Hydro-Québec’s case, amounts to $4 billion. Hydro-Québec is challenging the legitimacy of this action.

Note 20            Segmented Information

Hydro-Québec carries on its activities in the four reportable business segments defined below. The non-reportable business segments and other activities, including intersegment eliminations and adjustments, are grouped together under Corporate and Other Activities for reporting purposes.

Generation: This segment includes activities related to the operation and development of Hydro-Québec’s generating facilities, except in off-grid systems. It also includes electricity sales and arbitrage transactions on wholesale markets in northeastern North America.

Transmission: This segment includes activities related to the operation and development of the main power transmission system, the marketing of system capacity and the management of power flows across Québec.

Distribution: This segment includes activities related to the operation and development of Hydro-Québec’s distribution grid. It also includes retail electricity sales on the Québec market, as well as customer services and the promotion of energy efficiency.

Construction: This segment includes activities related to the design and execution of construction and refurbishment projects involving mainly power generation and transmission facilities. These projects are almost all carried out in Québec.

Corporate and Other Activities: The corporate units help the business segments carry out their operations. Other activities include, in particular, intersegment eliminations and adjustments.

The amounts presented for each segment are based on the financial information used to prepare the consolidated financial statements. The accounting policies used to calculate these amounts are as described in Note 1, Significant Accounting Policies, and Note 3, Regulation.

Intersegment transactions related to electricity sales are recorded based on the supply and transmission rates provided for in the Act respecting the Régie de l’énergie and the Act to simplify the process for establishing electricity distribution rates. Intersegment products and services are measured at full cost, which includes all costs directly associated with product or service delivery.

Most of Hydro-Québec’s revenue is from Québec, and substantially all its property, plant and equipment are related to its Québec operations. In 2020, revenue from outside Québec amounted to $1,529 million, with $1,057 million originating from the United States ($1,629 million and $1,104 million, respectively, in 2019 and $1,767 million and $1,231 million, respectively, in 2018).

Note 20            Segmented Information (continued)

The following tables present information related to results, assets and investing activities by segment:

						2020
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Total
Revenue
External customers	1,561	192	11,992	9	(160)	13,594	[a]
Intersegment customers	4,929	3,432	80	2,047	(10,488)[b]	–
Depreciation and amortization	839	1,120	599	7	129	2,694
Financial expenses	1,174	932	434	–	63	2,603
Net income (loss)	1,841	586	216	6	(346)	2,303
Total assets	33,513	24,145	14,147	43	9,047	80,895
Investments in property, plant and equipment and intangible assets affecting cash	940	1,423	773	9	221	3,366

						2019
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Total
Revenue
External customers	1,665	50	12,161	1	144	14,021	[a]
Intersegment customers	5,025	3,443	84	2,247	(10,799)[b]	–
Depreciation and amortization	867	1,074	606	7	228	2,782
Financial expenses	1,241	962	456	–	36	2,695
Net income (loss)	2,042	569	323	1	(12)	2,923
Total assets	33,534	23,773	14,079	40	7,137	78,563
Investments in property, plant and equipment and intangible assets affecting cash	1,110	1,563	737	4	200	3,614

Note 20             Segmented Information (continued)

						2018

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Total
Revenue
External customers	1,792	130	12,124	1	323	14,370	[a]
Intersegment customers	4,912	3,387	85	2,140	(10,524)[b]	–
Depreciation and amortization	819	1,030	697	5	134	2,685
Financial expenses	1,250	953	480	(1)	30	2,712
Net income	1,999	554	368	–	271	3,192
Total assets	32,994	23,288	13,976	44	6,687	76,989
Investments in property, plant and equipment and intangible assets affecting cash	792	1,782	664	10	154	3,402

a)

Including $148 million from sources other than contracts with customers [$(55) million in 2019 and $307 million in 2018], of which no amount relates to alternative revenue programs involving certain regulatory assets and liabilities [$(102) million in 2019 and $(241) million in 2018].

b)	Including intersegment eliminations of $(12,415) million [$(12,692) million in 2019 and $(12,427) million in 2018].

Note 21             Comparative Information

Some of the prior year’s data have been reclassified to conform to the presentation adopted in the current year.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

Long-term debt is shown at amortized cost (see “Note 1 to the 2020 Consolidated Financial Statements” under “Financial Instruments – Other receivables and financial liabilities”).

The following table sets forth the non-consolidated and outstanding long-term debt by issue of Hydro-Québec, as of December 31, 2020, expressed in Canadian dollars and in currency units:

LONG-TERM DEBT BY ISSUE

Series	Maturity Date	Issue Date[a]	Interest Rate %	Amortized Cost in Canadian Dollars	Nominal Amount in Canadian Dollars	CUSIP Number or ISIN Code	References[b]
Payable in Canadian Dollars
HX	2021-10-15	1991-10-15	10.500	640,696,404	613,509,000	448814 DW 0
IC	2022-07-15	1992-07-15	9.625	1,946,539,266	1,950,000,000	448814 DZ 3
IH	2031-02-26	1993-07-27	11.000	215,289,853	190,000,000	448814 EG 4
JG	2031-08-15	1999-01-26	6.000	826,481,110	825,675,000	448814 GY 3
JM	2045-02-15	2006-10-17	5.000	5,077,653,591	5,000,000,000	CA448814 HZ 92
JN	2050-02-15	2009-01-15	5.000	7,809,946,454	7,000,000,000	CA448814 JA 24
JQ	2055-02-15	2014-11-04	4.000	8,874,511,740	7,000,000,000	CA448814 8V 86
JR	2060-02-15	2020-11-09	2.100	1,470,113,811	1,500,000,000	CA448814 JC 89

Medium-term notes issued under Canadian MTN program

0073	2021-03-02	2018-03-02	2.14	19,056,000	19,056,000	CA44889Z EV 46
0075	2021-04-29	2019-04-29	—	30,501,333	30,680,000	CA44889Z EX 02
0003	2021-08-15	1996-09-27	—	7,749,959	8,000,000	—	1
0060	2022-04-15	2009-10-14	—	61,549,770	65,160,000	CA44889Z EG 78
0076	2023-04-14	2020-04-14	Various	999,429,452	1,000,000,000	CA44889Z EY 84
0077	2023-04-29	2020-04-29	—	25,148,953	25,675,000	CA44889Z EZ 59
0070	2024-03-02	2017-03-02	2.032	9,336,000	9,336,000	CA44889Z ES 17
0065	2024-03-07	2014-03-07	3.308	12,000,000	12,000,000	CA44889Z EM 47
0005	2024-11-07	1996-11-07	7.500	25,000,000	25,000,000	CA44889Z DZ 68
0071	2027-03-02	2017-03-02	2.461	15,000,000	15,000,000	CA44889Z ET 99
0061	2027-04-15	2009-10-14	—	47,112,054	65,450,000	CA44889Z EH 51
0017	2029-01-16	1999-02-02	6.500	77,779,503	75,000,000	CA44889Z CK 09
0078	2030-06-30	2020-06-30	1.322	35,169,000	35,169.000	CA44889Z FA 99
0038	2031-08-15	2001-01-17	6.000	4,160,544	4,325,000	CA44889Z DG 87
0009	2035-01-16	1998-02-03	6.500	705,236,153	686,500,000	CA44889Z BF 23
0011	2035-01-16	1998-02-18	Various	47,752,465	50,000,000	CA44889Z BH 88	2
0016	2035-01-16	1998-07-27	Various	152,471,837	170,000,000	CA44889Z CJ 36	3
0019	2035-02-15	1999-04-30	6.500	4,021,371,313	3,794,000,000	CA44889Z CM 64
0012	2035-07-16	1998-06-05	Various	116,499,816	150,000,000	CA44889Z BJ 45	4
0014	2035-07-16	1998-07-15	—	41,812,566	73,500,000	—	5
0020	2040-02-15	1999-05-14	6.000	4,176,639,745	3,770,500,000	CA44889Z CN 48
0032	2050-02-15	2000-08-01	6.000	47,670,620	50,000,000	CA44889Z DA 18
0033	2060-02-15	2000-11-02	Various	696,181,336	200,000,000	CA44889Z DB 90	6
0037	2060-02-15	2001-01-12	Various	110,847,824	10,000,000	CA44889Z DF 05	7
0039	2060-02-15	2001-01-19	Various	419,879,910	121,000,000	CA44889Z DH 60	8
0040	2060-02-15	2001-01-24	Various	51,288,126	30,000,000	CA44889Z DJ 27	9

Present value of lease obligations for regional offices and service facilities				127,644,903
Others				1,435,721,556

Debt classified by currency of issue				40,381,242,967

Debt classified by currency of repayment[d]				47,655,974,898

Series	Maturity Date	Issue Date[a]	Interest Rate %	Amortized Cost in Canadian Dollars[c]		Nominal Amount in Currency Units	CUSIP Number or ISIN Code	References[b]
Payable in U.S. Dollars
HS	2021-02-01	1991-02-12	9.400	1,147,664,396	US$	900,000,000	448814 DM 2
HY	2022-01-15	1992-01-30	8.400	1,273,580,171		1,000,000,000	448814 DX 8
IO	2024-07-07	1994-07-07	8.050	1,273,387,955		999,950,000	448814 EJ 8
GF	2026-03-01	1986-03-13	8.875	317,370,990		250,000,000	448814 CP 6	10
GH	2026-04-15	1986-04-30	8.250	317,005,714		250,000,000	448814 CS 0	10
GQ	2027-01-15	1987-01-29	8.250	317,067,250		250,000,000	448814 CT 8
HE	2029-06-15	1989-06-22	8.625	317,454,048		250,000,000	448814 DB 6
HH	2029-12-01	1989-12-07	8.500	633,859,368		500,000,000	448814 DC 4
HK	2030-04-15	1990-04-18	9.375	634,188,289		500,000,000	448814 DF 7
HQ	2030-11-15	1990-11-20	9.500	632,260,699		500,000,000	448814 DL 4

Medium-term notes issued under U.S. MTN program

B-48	2021-12-20	1991-12-19	8.680	63,735,456		50,000,000	44881H BX 1
B-49	2022-02-15	1992-02-24	9.800	64,505,547		50,000,000	44881H BY 9
B-64	2022-05-10	1992-04-30	9.750	25,810,038		20,000,000	44881H CL 6
B-124	2024-11-18	1994-11-18	8.910	32,247,560		25,000,000	44881H ET 7
B-125	2025-03-28	1995-03-28	8.400	70,916,029		55,000,000	44881H EU 4
B-127	2026-01-03	1996-01-03	6.270	63,660,441		50,000,000	44881H EW 0
B-63	2027-04-30	1992-04-30	9.500	26,321,958		20,000,000	44881H CK 8
B-130	2028-07-13	1998-07-13	6.625	63,696,022		50,000,000	44881H EZ 3

Debt classified by currency of issue				7,274,731,931

Debt classified by currency of repayment[d]				–

Total Long-term Debt				47,655,974,898

a)	If more than one issue date, the date of the first issue is indicated.
b)	Not redeemable unless otherwise specified.
c)	Translated at rates in effect at December 31, 2020 (U.S. Dollar: $1.27535).
d)	Takes into account swaps related to long-term debt (see Notes 12 and 15 to the 2020 Consolidated Financial Statements).

1)	Maturing semi-annually from February 15, 2011 to August 15, 2021 in equal payments.
2)	From January 16, 2022, fixed coupon amounts of $1.6 million payable semi-annually.
3)	From January 16, 1999 to January 16, 2014, interest coupons of $3 million payable semi-annually. From January 16, 2024 to January 16, 2035, interest coupons of $5.525 million payable semi-annually.
4)	Fixed rate coupon of 6.5% semi-annually commencing on January 16, 2026.
5)	Maturing semi-annually from January 16, 2025 to July 16, 2035 in various payment amounts.
6)	No interest payment until February 15, 2030 exclusive. Commencing on February 15, 2030, fixed rate coupon of 45% payable semi-annually.
7)

No interest payment until February 15, 2041 exclusive. From February 15, 2041 to February 15, 2045, interest coupons of $50 million payable annually. From February 15, 2046 to February 15, 2050, interest coupons of $35 million payable annually. From February 15, 2051 to February 15, 2055, interest coupons of $20 million payable annually. From February 15, 2056 to February 15, 2059, interest coupons of $10 million payable annually.

8)	No interest payment until February 15, 2040 exclusive. Commencing on February 15, 2040, fixed rate coupon of 100% payable semi-annually.
9)

No interest payment until February 15, 2050 exclusive. From February 15, 2050 to February 15, 2052, interest coupons of $45 million payable annually. From February 15, 2053 to February 15, 2055, interest coupons of $40 million payable annually. From February 15, 2056 to February 15, 2058, interest coupons of $35 million payable annually. On February 15, 2059, interest coupon of $30 million is payable.

10)

Sinking fund debentures. As disclosed, in the 2020 Consolidated Financial Statements, an amount of $122 million was reported under Short-term investments for this purpose and an amount of $600 million was reported under Other assets.